SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated March 25, 2009 regarding matters to be approved at the annual general meeting of the Registrant (the “Annual General Meeting”) to be held on April 27, 2009.

1.2	Form of proxy for use at the Annual General Meeting.

1.3	2009 Voting Instruction Card for holders of American Depositary Shares.

1.4	2008 Annual Report.

1.5	Announcement dated March 25, 2009 providing notice of the Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

PROPOSED RE-ELECTION OF DIRECTORS

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND

REPURCHASE SHARES

PROPOSED AMENDMENTS TO 2004 SHARE OPTION PLAN OF

PARTNER COMMUNICATIONS COMPANY LTD.

AND

NOTICE OF ANNUAL GENERAL MEETING

The notice convening an annual general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 27 April 2009 at 2:30 p.m. or any adjournment thereof to approve the matters referred to in this circular are set out on pages 17 to 20 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

25 March 2009

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“2004 Partner Share Option Plan”	the share option plan adopted by Partner in 2004 as amended and approved by the Company at the general meetings held on 16 May 2006 and 6 May 2008 and by HWL at the general meeting held on 22 May 2008 and further amended by the board of directors of Partner on 23 February 2009;

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares;

“Annual General Meeting”	the annual general meeting of the Company to be held on 27 April 2009 or any adjournment thereof;

“Articles of Association”	articles of association of the Company;

“associate”	has the meaning ascribed to that expression under the Listing Rules;

“Board”	board of Directors;

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX);

“connected person”	has the meaning ascribed to that expression under the Listing Rules;

“Companies Ordinance”	Companies Ordinance (Cap. 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Directors”	directors of the Company;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and which indirectly owns approximately 60.4% Shares in issue;

DEFINITIONS

“Issue Mandate”	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Latest Practicable Date”	18 March 2009, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Memorandum”	the memorandum of association of the Company as amended from time to time;

“NIS”	New Israeli Shekels, the lawful currency of Israel;

“Partner”	Partner Communications Company Ltd., a company incorporated in Israel whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ, and an indirect non wholly-owned subsidiary of the Company;

“Partner Shares”	the ordinary shares of NIS0.01 each in the issued share capital of Partner;

“Plan Amendment Proposal”	the proposal to amend the 2004 Partner Share Option Plan as described in this circular;

“Repurchase Mandate”	the general and unconditional mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Retiring Directors”	the Directors retiring at the Annual General Meeting and, being eligible, are offering themselves for re-election at the Annual General Meeting, both in accordance with the Articles of Association;

“SFO”	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) in the issued share capital of the Company with a par value of HK$0.25 each;

“Shareholder(s)”	holder(s) of Shares; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. LUI Dennis Pok Man Mr. Christopher John FOLL	Cricket Square Hutchins Drive
Mr. CHAN Ting Yu	P.O. Box 2681
(also Alternate to Mr. Lui Dennis Pok Man)	Grand Cayman KY1-1111
Mr. WONG King Fai, Peter	The Cayman Islands

Non-executive Directors:	Head office and principal place of business:
Mr. FOK Kin-ning, Canning (Chairman)	22nd Floor
Mrs. CHOW WOO Mo Fong, Susan	Hutchison House
(also Alternate to Mr. Fok Kin-ning, Canning and	10 Harcourt Road
Mr. Frank John Sixt)	Hong Kong
Mr. Frank John SIXT

Independent Non-executive Directors:
Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Alternate Directors:
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Christopher John Foll)
Mr. MA Lai Chee, Gerald
(Alternate to Mr. Wong King Fai, Peter)

25 March 2009

To the Shareholders

Dear Sir or Madam,

PROPOSED RE-ELECTION OF DIRECTORS

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND

REPURCHASE SHARES

PROPOSED AMENDMENTS TO 2004 SHARE OPTION PLAN OF

PARTNER COMMUNICATIONS COMPANY LTD.

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. These are: (i) re-election of Directors; (ii) grant of the Issue Mandate and the Repurchase Mandate; and (iii) the Plan Amendment Proposal.

LETTER FROM THE BOARD

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Articles 86(3) and 87(1) of the Articles of Association, Messrs. Fok Kin-ning, Canning, Lui Dennis Pok Man, Christopher John Foll and Kwan Kai Cheong will retire at the Annual General Meeting and, being eligible, will offer themselves for re-election. Information on the Retiring Directors as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 6 May 2008, ordinary resolutions were passed to grant general mandates to the Directors (i) to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution plus the aggregate nominal amount up to a maximum of 10% of the Company’s then issued share capital repurchased by the Company; and (ii) to repurchase Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution.

These general mandates will lapse at the conclusion of the Annual General Meeting. At the Annual General Meeting, an ordinary resolution will be proposed to grant the Issue Mandate to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Issue Mandate to provide flexibility to the Company to raise funds by issue of Shares efficiently.

At the Annual General Meeting, it is also proposed to grant to the Directors the Repurchase Mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Repurchase Mandate.

If the Repurchase Mandate is granted, a further ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Issue Mandate.

With respect to the Issue Mandate and the Repurchase Mandate, the Directors wish to state that they have no present intention of exercising the Issue Mandate to issue any Shares for fund raising purposes or the Repurchase Mandate to repurchase any Shares.

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

PROPOSED AMENDMENTS TO THE 2004 SHARE OPTION PLAN OF PARTNER COMMUNICATIONS COMPANY LTD.

The Directors have resolved to seek approval from the Shareholders in the Annual General Meeting on the following amendments to the 2004 Partner Share Option Plan and any changes to the terms of options granted arising therefrom, as recommended by the board of directors of Partner:

(i)

to amend Section 8.1 of the 2004 Partner Share Option Plan to allow (a) with respect to options granted on or after 23 February 2009, a dividend adjustment mechanism for the downward adjustment of the exercise price of such options following each dividend

LETTER FROM THE BOARD

distribution made in the ordinary course and meeting the criteria set forth in the amended form of Section 8.1 in Appendix III to this circular; and (b) with respect to all options granted under the 2004 Partner Share Option Plan, following each dividend distribution not made in the ordinary course, the downward adjustment of the exercise price by an amount determined by the board of directors of Partner; and

(ii)	to amend Section 8.6 of the 2004 Partner Share Option Plan (a) to include, with respect to options granted on or after 23 February 2009, provisions authorising the board of directors of Partner to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase ordinary shares of Partner (subject to any adjustments) in accordance with the specified cashless formula referred to in the amended form of Section 8.6 in Appendix III to this circular; and (b) to fine-tune the said cashless formula.

The board of directors of Partner considers that terms allowing dividend adjustments on option exercise price are customary in the Israeli market and the Plan Amendment Proposal would promote the interests of Partner and its shareholders by providing employees, directors, officers and advisors of Partner with appropriate incentives and rewards.

The Directors consider the Plan Amendment Proposal would enable Partner to attract and retain employees having appropriate qualifications and experience, both being in the interests of the Company and the Shareholders as a whole.

Details of the Plan Amendment Proposal are set out in Appendix III to this circular. The Plan Amendment Proposal is conditional upon relevant approvals being obtained from the Shareholders, shareholders of Partner and HWL respectively.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting is set out on pages 17 to 20 of this circular. A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion of the form of proxy and its return to the Company will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

Pursuant to the Articles of Association, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

LETTER FROM THE BOARD

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Pursuant to Listing Rule 13.39(4), any vote of shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the Annual General Meeting shall be voted by poll.

RECOMMENDATIONS

The Board considers (i) the re-election of the Directors as described in the section headed “Proposed Re-election of Directors” above; (ii) the granting of the Issue Mandate and the Repurchase Mandate; and (iii) the Plan Amendment Proposal all to be in the interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the 2004 Partner Share Option Plan and the draft 2004 Partner Share Option Plan incorporating the amendments of the Plan Amendment Proposal, are available for inspection at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours up to and including the date of the Annual General Meeting and will also be available for inspection at the Annual General Meeting.

Yours faithfully
By Order of the Board

Fok Kin-ning, Canning
Chairman

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

The following is the information, as at the Latest Practicable Date, required to be disclosed under the Listing Rules on the Retiring Directors proposed to be re-elected at the Annual General Meeting:

(1)	FOK Kin-ning, Canning, BA, DFM, CA (Aus)

Mr. Fok, aged 57, has been Chairman and Non-executive Director of the Company since 2004. He is also the Chairman of the Remuneration Committee of the Company. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

He is group managing director of Hutchison Whampoa Limited (“HWL”, a company whose shares are listed on the Main Board of the Stock Exchange), chairman of Hutchison Harbour Ring Limited (“HHR”, whose shares are listed on the Main Board of the Stock Exchange), Hutchison Telecommunications (Australia) Limited (whose shares are listed on the Australian Securities Exchange), Partner Communications Company Ltd. (“Partner”, whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ and formerly traded on the London Stock Exchange) and Hongkong Electric Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange) and co-chairman of Husky Energy Inc. (whose securities are listed on the Toronto Stock Exchange). He is also deputy chairman of Cheung Kong Infrastructure Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange). In addition, he is non-executive director of Cheung Kong (Holdings) Limited (“CKH”, whose shares are listed on the Main Board of the Stock Exchange). He was previously non-executive director of Panva Gas Holdings Limited (now known as Towngas China Company Limited) (whose shares are listed on the Main Board of the Stock Exchange) (resigned on 8 August 2006).

Mr. Fok is also director of Hutchison International Limited and Ommaney Holdings Limited. The aforementioned two companies, CKH and HWL are substantial shareholders of the Company within the meaning of Part XV of the SFO. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mr. Fok does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Fok had corporate interests in 1,202,380 Shares, representing approximately 0.025% of the issued share capital of the Company within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Fok for his appointment as Non-executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$47,500 per annum (or a pro-rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) being determined at the same rate as the other Non-executive Directors of the Company.

Mr. Fok previously held directorship in Peregrine Investments Holdings Limited (“Peregrine”) (resigned on 12 January 1998), a company incorporated in Bermuda and registered under Part XI of the Companies Ordinance which is an investment bank. Peregrine commenced compulsory liquidation on 18 March 1998. The amount involved under this proceeding is not yet as ascertained and the proceeding is still in progress.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

Save as disclosed above, there are no other matters concerning Mr. Fok that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

(2)	LUI Dennis Pok Man, BSc

Mr. Lui, aged 58, has been Executive Director and Chief Executive Officer of the Company since 2004. He holds a Bachelor of Science degree.

He is director of Partner. Mr Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was managing director of Hutchison Telecommunications (Hong Kong) Limited in charge of the mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. He rejoined the Hutchison Whampoa group in May 2001. Prior to taking up the position with the group, he was group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of HTI group. He also holds a directorship in a company controlled by a substantial shareholder of the Company. Save as disclosed above, Mr. Lui does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lui had corporate interests in 9,100,000 Shares, representing approximately 0.189% of the issued share capital of the Company within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Lui for his appointment as Executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$35,000 per annum (or a pro-rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) being determined at the same rate as the other Executive Directors of the Company. The emoluments of Mr. Lui specified in the service agreement entered into between Mr. Lui and the Company was HK$3,607,464 per annum (which included his basic salary entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Lui that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

(3)	Christopher John FOLL, BSc, FCA (Aus)

Mr. Foll, aged 52, was appointed as Executive Director and Chief Financial Officer of the Company on 20 August 2008 and 1 September 2008 respectively. He holds a Bachelor of Accounting Science degree from the University of South Africa and is a Fellow of the Australian Institute of Chartered Accountants.

He joined the Hutchison Whampoa group in 2001 as chief financial officer for the Group’s former India operations until taking over the chief operating officer position in the Group’s Vietnam operations in September 2007. During his term of office in India, Mr. Foll held directorships in certain operating companies. He was in charge of the India operations’ finance and strategic business development, and was amongst the senior management team which steered the operations to become one of the leading nationwide mobile service

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

providers in India. From 1999 to 2001, Mr. Foll was the chief financial officer of the Adelaide Brighton group, the largest cement producer in the country, overseeing finance, investor relations, risk management and strategic financial analysis. Prior to that, he had been the chief financial officer of QNI Ltd, a nickel and cobalt producer he joined in 1996, and was subsequently promoted to managing director of its Australian operations. Save as disclosed above, Mr. Foll does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Foll has personal interests in share options, to subscribe for 5,000,000 Shares in the Company at an exercise price of HK$2.20 each (representing an aggregate of approximately 0.104% of the issued share capital of the Company within the meaning of Part XV of the SFO). There is a service agreement entered into between the Company and Mr. Foll for his appointment as Executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting after his appointment, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$35,000 per annum (or a pro-rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) being determined at the same rate as the other Executive Directors of the Company. The emoluments of Mr. Foll specified in the service agreement entered into between Mr. Foll and the Company was HK$2,556,000 per annum (which included his basic salary entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Foll that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

(4)	KWAN Kai Cheong, BA, CA (Aus)

Mr. Kwan, aged 59, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Hong Kong Institute of Certified Public Accountants, a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Directors. He completed the Stanford Executive Program in 1992.

He is independent non-executive director of HHR, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited and Soundwill Holdings Limited (the shares of these companies are listed on the Main Board of the Stock Exchange) and Henderson Sunlight Asset Management Limited (as manager of Sunlight Real Estate Investment Trust, which is listed on the Main Board of the Stock Exchange). He is currently president of Morrison & Company Limited, which is a business consultancy firm, and non-executive director of China Properties Group Limited and JF Household Furnishings Limited (the shares of both companies are listed on the Main Board of the Stock Exchange). He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously joint managing director of Pacific Concord Holding Limited.

Mr. Kwan was previously executive director or non-executive director of China Medicial and Bio Science Limited (“CMBSL”, whose shares are listed on the Growth Enterprise Market of the Stock Exchange) (resigned on 20 May 2008). CMBSL is a company incorporated in the

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

Cayman Islands and registered under Part XI of the Companies Ordinance which is principally engaged in the development and distribution of animal feed supplements and veterinary drugs. Provisional liquidators have been appointed to CMBSL on 3 December 2008. The amount involved under this proceeding is not yet ascertained and the proceeding is still in progress. Mr. Kwan was also previously independent non-executive director of T S Telecom Technologies Limited (whose shares are listed on the Growth Enterprise Market of the Stock Exchange) (resigned on 23 January 2008).

Save as disclosed above, Mr. Kwan does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Kwan did not have any interests in any Shares within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Kwan for his appointment as an Independent Non-executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$82,500 per annum (or a pro-rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) being determined at the same rate as the other Independent Non-executive Directors of the Company.

Save as disclosed above, there are no other matters concerning Mr. Kwan that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(1)	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,814,346,208 Shares. On the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the exercise in full of the proposed Repurchase Mandate can result in up to 481,434,620 fully paid Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

(2)	REASONS FOR REPURCHASES

The Directors believe that it is in the interests of the Company and its Shareholders to seek a general authority from the Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its Shareholders in terms of enhanced net asset value per Share and/or improved earnings per Share.

(3)	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and all applicable laws of the Cayman Islands. Pursuant to the Repurchase Mandate, the Company may repurchase Shares out of funds legally permitted to be utilised for this purpose, including profits of the Company or the proceeds of a fresh issue of shares made for the purpose of the repurchase, under the Memorandum and Articles of Association and all applicable laws of the Cayman Islands.

To the extent that repurchase is funded entirely from the Company’s available cashflow or working capital facilities, there might be an adverse impact on the working capital and/or gearing position of the Company as compared with the position disclosed in its latest published audited accounts for the year ended 31 December 2008 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(4)	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months and the period from 1 March 2009 to 17 March 2009, the trading day immediately preceding the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$
2008
March	11.72	10.06
April	12.20	10.68
May	11.58	10.50
June	12.10	10.90
July	11.10	9.66
August	10.26	9.56
September	10.24	7.90
October	10.50	6.20
November	11.50	1.90
December	2.65	1.78

2009
January	2.35	1.92
February	2.00	1.72
March (up to 17 March 2009)	2.48	1.80

(5)	DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company, and no connected persons have undertaken not to sell any of the Shares, in the event the Repurchase Mandate is approved by the Shareholders.

(6)	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules, all applicable laws of the Cayman Islands and the Memorandum and Articles of Association of the Company.

(7)	REPURCHASES MADE BY THE COMPANY

The Company did not purchase any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

APPENDIX III	PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

This Appendix sets out the detailed terms of the Plan Amendment Proposal.

In this appendix, unless otherwise defined or the context otherwise requires, the following expressions have the following meanings:

“Company”	shall mean Partner Communications Company Ltd., a company incorporated under the laws of the State of Israel.

“Committee”	shall mean the Compensation Committee of the Board of Directors of the Company, as set forth in Section 5 of the Plan.

“Grant Instrument”	shall have the meaning set forth in Section 7.2 of the Plan.

“Option”	shall mean an option to purchase one or more Ordinary Share(s) granted pursuant to the Plan.

“Ordinary Share(s)”	shall mean ordinary share(s) of the Company of par value NIS0.01 each.

“Participant”	shall mean an Employee or a Non-Employee to whom an Option is granted pursuant to the Plan, and, upon his death or legal incapacity, his successors, heirs, executors and administrators, as the case may be.

“Plan”	shall mean the Partner Communications Company Ltd. 2004 Share Option Plan, as amended from time to time.

“Tax Ordinance” or “Ordinance”	shall mean the Israeli Income Tax Ordinance (New Version), 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Trustee”	means any individual appointed by the Company to serve as a trustee and approved by the Israeli Tax Authorities, all in accordance with the provisions of Section 102(a) of the Ordinance.

APPENDIX III	PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

1.	The following definitions be added to or be amended in the existing Section 2 of the 2004 Partner Share Option Plan:–

“Cashless Formula”	means the following formula:

(A x B) – (A x C)
B

	A =	the number of vested Options the Participant requests to exercise as written in the Notice of Exercise;

	B =	the higher of the following: (i) the closing sale price of an Ordinary Share on the Tel Aviv Stock Exchange, on the last trading day before the Notice Date (as defined in Section 8.6), as such closing sale price is published by the Tel Aviv Stock Exchange, or (ii) if the Participant includes in the Notice of Exercise delivered to the Company under Section 8.5, a minimum price at which he/she is willing to sell an Ordinary Share, such price per Ordinary Share;

	C =	the Option Exercise Price.

“Cashless Options”	shall have the meaning set forth in Section 8.6 (i)(y) or (ii).

“Exercise Date”	shall have the meaning set forth in Section 11 below.

“Net Income”	means the amount in New Israeli Shekels specified as “Net Income” of the Company for the relevant period in the unaudited or audited, as the case may be, Financial Statements of the Company for such period as approved by the Board of Directors of the Company at the relevant time.

“Option Exercise Price”	shall have the meaning set forth in Section 8.1 and adjusted from time to time in accordance with Section 3.2 or 8.1 below.

2.	The existing Section 8.1 be amended by the addition of the new paragraphs underlined as follows:–

“8.1

Exercise Price. The Committee shall determine the exercise price per Ordinary Share (“Option Exercise Price”), subject to applicable law, regulations and guidelines. The Option Exercise Price will be determined taking into consideration the fair market value of an Ordinary Share at the time of grant. The fair market value of an Ordinary Share on any date will be equal to the average of the closing sale price of Ordinary Shares during the preceding 30 trading days, as such closing sale price is published by the Tel Aviv Stock Exchange, or if the Ordinary Shares are not listed on the Tel Aviv Stock Exchange, the main securities exchange on which the Ordinary Shares are traded or, if there is no sale of Ordinary Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date or, if Ordinary Shares are not listed on a national securities exchange on such date, the closing price or, if none, the average of the bid and asked prices in the over the counter market at the close of trading on such date, or if the Ordinary Shares are not traded on a national securities exchange or the over the counter market, the fair market value of an Ordinary Share on such date as determined in good faith by the Committee. Unless otherwise provided in the Grant Instrument, the Option Exercise Price shall be paid in NIS. Except for any applicable provisions of the Tax Ordinance or relevant securities laws or specific provisions of this plan, the Ordinary Shares and

APPENDIX III	PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

any other securities issued to a Participant (or the Trustee on his behalf) upon Option exercise and payment of the Option Exercise Price shall be subject to the articles of association of the Company from time to time in force (including, without limitation, provisions relating to voting and dividend) and shall be free and clear of any transfer restrictions; pledges, encumbrances or liens; and other third party rights of any kind.

Without derogating from the generality of the immediately preceding paragraph and only with respect to Options granted on or after February 23, 2009, at any time after the grant of such Options that the Company distributes cash dividends in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, in an amount in excess of 40% (forty percent), or of another percent resolved by the Board of Directors, of the Company’s Net Income for the relevant period (the “Excess Dividend”), and the record date for determining the right to receive such dividends is earlier than the Exercise Date of such Options, then the Option Exercise Price (as adjusted from time to time) for each Ordinary Share underlying an Option (granted on or after February 23, 2009 and whether vested or not as at the relevant record date), not exercised prior to such record date, shall be reduced, ipso facto, as at such record date, by an amount equal to the gross amount of the Excess Dividend per Ordinary Share.

The Excess Dividend per Ordinary Share will be determined on a quarterly basis with an annual adjustment on the fourth quarter of each financial year as follows:

(a)	In respect of the first three quarters of each financial year, the Excess Dividend per Ordinary Share for each quarter will be determined on the basis of the cash dividends distributed and the Net Income for such quarter and the number of Ordinary Shares on the relevant record date; and

(b)	In respect of the fourth quarter of each financial year, the Excess Dividend per Ordinary Share for the said quarter will be determined on the basis of the total cash dividends distributed and the Net Income for the full financial year and the number of Ordinary Shares on the relevant record date and the deduction of the aggregate Excess Dividend per Ordinary Share for the preceding three quarters. For the avoidance of doubt, the downward adjustments to Option Exercise Price made in the preceding three quarters pursuant to sub-paragraph (a) above shall be final and binding and shall not be reversed in the fourth quarter of a financial year.

At any time that the Company distributes cash dividends other than in the ordinary course, with respect to all of its issued and outstanding Ordinary Shares, and the record date for determining the right to receive such dividends is earlier than the Exercise Date of Options, then the Option Exercise Price (as adjusted from time to time) for each Ordinary Share underlying an Option (whether vested or not), not exercised prior to such record date, shall be reduced, as at such record date, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares; provided, that (i) the Board of Directors’ determination of any adjustments shall be final and conclusive on all Participants; (ii) the amount of adjustment shall not exceed the amount of such cash distribution per Ordinary Share; and (iii) any adjustment provided for in this paragraph shall be cumulative to any other adjustments contemplated under the immediately preceding paragraph or approved by the shareholders of the Company in general meeting.

APPENDIX III	PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

The Option Exercise Price shall not be reduced to less than the par value of an Ordinary Share.

With respect to Cashless Options, the Option Exercise Price per share set forth in the Grant Instrument (as adjusted from time to time) will not represent the actual amount to be paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating and determining the number of Ordinary Shares to be issued to the Participant as the result of the exercise of a Cashless Option.”

3.	The existing Section 8.6 be deleted in its entirety and be replaced with the following:–

“8.6	Cashless Exercise – The Board of Directors of the Company may, at its discretion, resolve from time to time:

(i)	to allow Participants to exercise their vested Options during a fixed period either (x) in cash; or (y) through a cashless exercise procedure, pursuant to which each vested Option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 or 8.1 above), in accordance with the Cashless Formula (“Cashless Options”); or

(ii)	with respect to any or all Options granted on or after February 23, 2009 and without derogating from the provisions of clause (i), to allow Participants to exercise their vested Options during a fixed period only through a cashless exercise procedure, pursuant to which each vested Option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 or 8.1 above), in accordance with the Cashless Formula

(“Cashless Options”).

During the period when Cashless Exercise is allowed under clause (i)(y) or under clause (ii), the Participant may exercise vested Cashless Options by signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), a Notice of Exercise in such form and substance as may be prescribed by the Committee and pay the nominal value of the Ordinary Shares in the manner as specified in Section 8.5.

The Committee or someone designated by it and/or the Trustee will make all applicable calculations with respect to the Option Exercise Price and determine the amount of Ordinary Shares issued or to be issued upon exercise of the vested Options, all in accordance with the Plan on the date on which the Notice of Exercise has been delivered (as specified in Section 8.5, and if such date is not a business day, the first business day following such date) (“Notice Date”) including the applicable exchange rate in effect on the Notice Date and such calculation will be binding on the Participants.

Fractional Shares will be rounded down to the nearest whole number of Ordinary Shares.”

NOTICE OF THE ANNUAL GENERAL MEETING

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 27 April 2009 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2008;

2.	To re-elect directors of the Company and to authorise the board of directors of the Company to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors of the Company to fix its remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip

NOTICE OF THE ANNUAL GENERAL MEETING

dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as ordinary resolution:

ORDINARY RESOLUTION

“THAT:

with effect from the conclusion of the meeting at which this resolution is passed, the proposed amendments to the 2004 Partner Share Option Plan (as defined in the circular to shareholders of the Company dated 25 March 2009 (the “Circular”)) of Partner Communications Company Ltd. (“Partner”, an indirect non wholly-owned subsidiary of the Company whose shares are listed on Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ) as described in the Circular and more particularly set out in the amended 2004 Partner Share Option Plan (a copy of which has been produced to the meeting and marked “A”) together with any changes to the terms of options granted arising therefrom, and conditionally on the approval of the same by shareholders of Partner and by shareholders of Hutchison Whampoa Limited (the ultimate holding company of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited), be and they are hereby approved, subject to such modifications of the relevant amendments to the 2004 Partner Share Option Plan as the Directors of the Company may consider necessary, taking into account the requirements of the relevant regulatory authorities, including without limitation, The Stock Exchange of Hong Kong Limited, and that the Directors of the Company be and they are hereby authorised to do all such acts and things as may be necessary to carry out such amendments and (if any) modifications into effect.”

NOTICE OF THE ANNUAL GENERAL MEETING

The register of members of the Company will be closed on Thursday, 23 April 2009 and Friday, 24 April 2009, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 25 March 2009

Notes:

1.	In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 22 April 2009.

2.	Only members are entitled to attend and vote at the meeting.

3.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

4.	At the meeting, the chairman of the meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding, inter alia, the proposed re-election of directors, general mandates to issue and repurchase shares of the Company and the proposed amendments to the 2004 Partner Share Option Plan, is being sent to the shareholders of the Company together with the Company’s 2008 Annual Report, both of which are also available online at the Company’s website www.htil.com.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)	shares of HK$0.25 each in the share capital of

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)

of

or failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Monday, 27 April 2009 at 2:30 p.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS			FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2008.
2.	(a)	To re-elect Mr. FOK Kin-ning, Canning as a director.
	(b)	To re-elect Mr. LUI Dennis Pok Man as a director.
	(c)	To re-elect Mr. Christopher John FOLL as a director.
	(d)	To re-elect Mr. KWAN Kai Cheong as a director.
	(e)	To authorise the board of directors to fix the directors’ remuneration.
3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.
4.	(A)	Ordinary resolution on item 4(A) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to issue additional shares)
	(B)	Ordinary resolution on item 4(B) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to repurchase shares of the Company)
	(C)	Ordinary resolution on item 4(C) of the Notice of the Meeting (To extend the general mandate to the directors of the Company to issue additional shares)
5.	Ordinary resolution on item 5 of the Notice of the Meeting (To approve the proposed amendments to the 2004 Share Option Plan of Partner Communications Company Ltd.)

Dated 2009	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against any of the resolutions in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.3

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 21, 2009 for action to be taken.

2009 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Record Date:	March 25, 2009.
Meeting Specifics:	Annual General Meeting - April 27, 2009 at 2:30 P.M. (local time) at Salon I, Harbour
Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting as posted on the Company’s website at www.htil.com.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (“ADR(s)”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Company’s Notice of Meeting as posted on the Company’s website at www.htil.com and hereby irrevocably authorises and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorised to give the Voting Instructions contained herein.

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2008.

2.	(a)To re-elect Mr. FOK Kin-ning, Canning as a director.

(b)To re-elect Mr. LUI Dennis Pok Man as a director.

(c)To re-elect Mr. Christopher John FOLL as a director.

(d)To re-elect Mr. KWAN Kai Cheong as a director.

(e)To authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.

Ordinary Resolutions

4.	(A) Ordinary resolution on item 4(A) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to issue additional shares)

(B) Ordinary resolution on item 4(B) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to repurchase shares of the Company)

(C) Ordinary resolution on item 4(C) of the Notice of the Meeting (To extend the general mandate to the directors of the Company to issue additional shares)

5.	Ordinary resolution on item 5 of the Notice of the Meeting (To approve the proposed amendments to the 2004 Share Option Plan of Partner Communications Company Ltd.)

A	Issues

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2(a)	☐	☐	☐

Resolution 2(b)	☐	☐	☐

Resolution 2(c)	☐	☐	☐

Resolution 2(d)	☐	☐	☐

Resolution 2(e)	☐	☐	☐

Resolution 3	☐	☐	☐

Resolution 4(A)	☐	☐	☐

Resolution 4(B)	☐	☐	☐

Resolution 4(C)	☐	☐	☐

Resolution 5	☐	☐	☐

B	Authorised Signatures - Sign Here - This section must be completed for your instructions to be executed.

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Exhibit 1.4

Hutchison Telecom

2008 Annual Report

focussing on GROWTH | delivering RETURNS

Hutchison Telecommunications International Limited

(SEHK Stock Code: 2332 / NYSE Ticker: HTX)

Corporate Information

BOARD OF DIRECTORS

Chairman

FOK Kin-ning, Canning, BA, DFM, CA (Aus)

Executive Directors

LUI Dennis Pok Man, BSc

Chief Executive Officer

Christopher John FOLL, BSc, FCA (Aus)

Chief Financial Officer

CHAN Ting Yu, LLB, BA, PCLL

(also Alternate to Lui Dennis Pok Man)

WONG King Fai, Peter, MSc, FHKIE

Non-executive Directors

CHOW WOO Mo Fong, Susan, BSc

(also Alternate to Fok Kin-ning, Canning

and Frank John Sixt)

Frank John SIXT, MA, LLL

Independent Non-executive Directors

KWAN Kai Cheong, BA, CA (Aus)

John W STANTON, BA, MBA

Kevin WESTLEY, BA, FCA

Alternate Directors

WOO Chiu Man, Cliff, BSc

Chief Technology Officer

(Alternate to Christopher John Foll)

MA Lai Chee, Gerald, BCom, MA

(Alternate to Wong King Fai, Peter)

AUDIT COMMITTEE

Kevin WESTLEY (Chairman)

KWAN Kai Cheong

John W STANTON

REMUNERATION COMMITTEE

FOK Kin-ning, Canning (Chairman)

KWAN Kai Cheong

Kevin WESTLEY

COMPANY SECRETARY

Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCS, FCIS

AUDITOR

PricewaterhouseCoopers

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank (Hong Kong) Limited

Contents

2	Overview

3	Financial Highlights

4	Chairman’s Statement

10	Awards and Milestones

12	The Board and Management

Operations Review

16	Hong Kong and Macau

18	Israel

20	Indonesia

22	Vietnam, Sri Lanka and Thailand

24	Staff and Community

25	Management Discussion and Analysis

50	Directors’ Report

67	Corporate Governance Report

Consolidated Financial Statements and Supplementary Information

77	Independent Auditor’s Report

78	Consolidated Profit and Loss Account

79	Consolidated Balance Sheet

80	Consolidated Cash Flow Statement

82	Consolidated Statement of Recognised Income and Expense

83	Notes to the Accounts

143	Principal Subsidiaries and Jointly-controlled Entities

144	Five-year Financial Summary

Hutchison Telecom is a leading provider of fixed and mobile telecommunications services focussed on dynamic telecom markets in the Asia Pacific region. The Group has a long track record of building successful businesses and delivering value.

In 2008, we continued solidly on this path.

The Group operates 2G and 3G mobile telecommunications services. We are in Indonesia, Vietnam, Sri Lanka, Thailand, Hong Kong, Macau and Israel. At the end of 2008 the Group had grown its mobile customer base to 12.1 million, 28% over 2007. In Hong Kong and Israel we also operate fixed-line telecommunications services.

Delivering Returns

2008 saw the Company return a second special dividend to shareholders of HK$7.00 per share, paid in December 2008. A total of HK$13.75 per share has been returned in cash since our IPO in October 2004 which equates to more than double the Company’s share price at that time.

In March 2009, we announced a conditional interim dividend to be satisfied by way of a distribution in specie of all the share capital in the holding company of our Hong Kong and Macau mobile operations, and our Hong Kong fixed business with that company to be listed on the Main Board of the Hong Kong Stock Exchange. The purpose of this initiative is to unlock value in our Hong Kong and Macau operations and deliver benefit to the Company and all our shareholders.

Building Businesses

In 2008, we continued to focus on growth. In Indonesia, we achieved over 4.5 million customers by 2008 year-end as well as rolling out over 6,300 base tower stations. In Vietnam, the transition from our CDMA technology to GSM was successfully completed in 2008 with the rollout of the new network ready for launch of service by end of first quarter 2009. In Sri Lanka, we are tackling the challenges of an uncertain economic and political environment. In Thailand, discussions continue with our partner, CAT, as to the way forward.

Our operations in Hong Kong, Macau and Israel all performed exceedingly well amidst intense competition. Israel delivered another record year in results and Hong Kong and Macau further strengthened its strong competitive position. These operations led their markets in service and technology innovations and are positioned well to tackle what are expected to be difficult conditions in 2009.

Looking Forward

The Company will continue to focus on growing Indonesia, Vietnam and Sri Lanka whilst implementing and maintaining measures to control costs as well as manage risk and at the same time looking always to creating and delivering value to our shareholders.

2    |    Hutchison Telecommunications International Limited    2008 Annual Report

Financial Highlights

Customers

millions

12.0
9.0
6.0
3.0
0
6.1*
9.4*
12.1
2006
2007
2008

* Excludes Ghana and Vietnam

Turnover

HK$ millions

25,000
20,000
15,000
10,000
5,000
0
17,923
20,401
23,725
2006
2007
2008

Operating profit before disposal of investments and others

HK$ millions

1,800
1,500
1,200
900
600
300
0
1,373
1,027
1,607
2006
2007
2008

Profit for the year

HK$ millions

70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1,576
67,776*
2,919▲
2006
2007
2008

* Includes a one-time gain of HK$69,343 million

▲ Includes one-time gains of HK$2,450 million

Hutchison Telecommunications International Limited    2008 Annual Report    |    3

Chairman’s Statement

2008 was a year of ongoing investment in our start-up operations underpinned by strong financial performance from our established operations.

Our operations in Hong Kong and Israel reported strong and sustained results for 2008 with significant development in the 3G segment. Hong Kong mobile and fixed-lined businesses on a combined basis delivered double digit growth in turnover, earnings before interest, tax, depreciation and amortisation (“EBITDA”) and operating profit for the second consecutive year. During the year we acquired NEC Corporation’s 5% interest in our 2G and 3G businesses in Hong Kong and Macau, thereby increasing our stake in these businesses from 70.9% to 75.9%. The successful launch of iPhone 3G in Hong Kong and Macau by us and the very large increase in the mobile data usage of these customers underscored the significant opportunity for future revenue growth provided by these devices. Our successful bid, in January 2009, for Broadband Wireless Access radio spectrum, through a jointly-controlled entity, will further enhance mobile data usage as it allows the provision of a variety of advanced high-speed multimedia services through implementation of Long Term Evolution technology.

Our Israeli operation, Partner Communications Company Ltd. (“Partner Communications”), performed very well during the year. They increased their 3G customer base by over 50%, to almost one million by the end of 2008. EBITDA surged 30%, and as a percentage of turnover increased more than three percentage points. These results were exceptional in such a mature and highly penetrated market.

Our Indonesian operation also met all its operational targets in 2008. We increased the size of our network by more than one and a half times and ended the year with over 6,300 on-air base stations. We also extended coverage to Kalimantan and Sulawesi during the year and our network now covers over 67% of the total Indonesian population and all the major cities. Against a backdrop of intense competition we maintained growth momentum and added more than 2.4 million customers during the year, and all the key performance indicators of the operation, including Average Revenue Per User and Average Revenue Per Minute, were on an upward trend as we exited 2008.

In Vietnam we worked closely with our partner, Hanoi Telecommunications Joint Stock Company, to prepare for the launch of our new GSM services in the first quarter of 2009. Existing CDMA customers were temporarily migrated to a third-party network; we completed the GSM vendor’s tender and commenced the rollout of the new GSM equipment over the existing CDMA footprint.

“Our operations in Hong Kong and Israel reported strong and sustained results for 2008 with significant development in the 3G segment”

On 11 July 2008 we completed the sale of our indirect interests in the Ghana operation and recorded a gain on disposal of HK$298 million.

The Directors on 12 November 2008 declared a special cash dividend of HK$7 per share, or HK$33.7 billion in total, which was paid on 2 December 2008. The Board believed that with the lack of suitable new acquisition opportunities the most effective use of the substantial cash reserves was to return the majority to our shareholders. Together with the special cash dividend distributed in July 2007, we have returned a total of HK$13.75 per share, or a total of HK$65.9 billion, to our shareholders. This reflects a return of more than twofold to the share price at our initial public offering in 2004.

Results

The Group’s profit from continuing operations attributable to equity holders for the year was HK$1,883 million, compared to a loss from continuing operations attributable to equity holders last year of HK$3,147 million. This represented HK$0.39 in basic earnings per share, compared to HK$0.66 loss per share in 2007.

4    |    Hutchison Telecommunications International Limited    2008 Annual Report

Chairman’s Statement

Dividends

During the year the Company paid a special cash dividend of HK$7 per share, totalling approximately HK$33.7 billion. The Board did not recommend a final dividend for the year ended 31 December 2008.

On 4 March 2009, the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), an indirect wholly-owned subsidiary of the Company, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and Hutchison Whampoa Limited; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operate the Company’s mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. This conditional interim dividend in specie was approved after the balance sheet date and has not been recognised as a liability at the balance sheet date.

Group Review

Financial results for the year ended 31 December 2008

The Group delivered double-digit turnover growth for the second consecutive year, with turnover up 16.3% year-on-year to HK$23,725 million compared to HK$20,401 million in 2007, mainly due to the increase in mobile services revenue from our Hong Kong and Israeli operations. Excluding customers in Ghana and Vietnam in 2007, our total customer base grew 27.7% year-on-year to 12.1 million, primarily from the strong customer growth in our Indonesian operation. Turnover of our fixed-line operation in Hong Kong also increased 10.6% year-on-year with encouraging growth in the international and carrier business and corporate and business market.

EBITDA increased 16.8% to HK$6,138 million compared to HK$5,253 million last year. This came from the strong revenue growth of our established operations, offset partly by the increased expenses incurred from the network expansion in Indonesia and GSM network rollout in Vietnam. As a percentage to turnover, the EBITDA margin in 2008 was 25.9% compared to 25.7% last year.

“During the year the Company paid a special cash dividend of HK$7 per share, totalling approximately HK$33.7 billion”

Operating profit from continuing operations was HK$4,060 million compared to an operating loss of HK$2,819 million in 2007. This reflected several one-off items recorded in our 2008 results including a profit of HK$1,421 million on the sale of 2,248 base station towers, and other income of HK$731 million related to a network supplier’s compensation in the form of credit vouchers in our Indonesian operation. We also recorded a profit of HK$298 million on disposal of our indirect interests in the Ghana operation. The significant improvement in operating profit was also due to the inclusion of a one-off impairment charge in 2007 of HK$3,854 million related to our Thailand operation. Excluding the above one-off items, the accelerated depreciation charges in our Israeli and Vietnamese operations and a non-cash exchange loss arising from the payment of the special cash dividend in 2008, like-for-like operating profit would have been HK$2,092 million compared to HK$1,621 million last year, with the improved operating profits from Israel, Hong Kong and Thailand offset by increased losses from Indonesia and Sri Lanka.

Hutchison Telecommunications International Limited    2008 Annual Report    |    5

Chairman’s Statement

The treasury operation generated interest income of HK$880 million, a decrease of 43.4% compared to HK$1,555 million in 2007, mainly due to the reduction of deposit rates during the year as well as a significant drop in the cash balance at the beginning of December 2008 on the payment of a special dividend of HK$33.7 billion. As a result the Group incurred a net interest expense of HK$256 million compared to a net interest income of HK$284 million in 2007.

Profit before tax for the year was HK$3,793 million compared to a loss of HK$2,535 million in 2007. After tax, the profit from continuing operations was HK$2,919 million compared to a loss of HK$2,726 million in 2007.

Operations Review

Hong Kong and Macau

The combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$8,069 million, an increase of 11.9% compared to 2007. EBITDA was also up 10.7% at HK$2,742 million in 2008 with an EBITDA margin of 34.0%.

Hong Kong and Macau Mobile

Turnover increased 12.6% to HK$5,376 million compared to HK$4,775 million in 2007 driven mainly by the growth in customers with 275,000 net additions during the year. The non-voice portion of mobile telecommunications services revenue recorded a year-on-year growth of 34.0%. This reflected the high data usage of our 3G customer base which increased 24.2% to over 1.3 million at the end of the year.

EBITDA for the year was HK$1,757 million, an increase of 11.8% compared to HK$1,572 million in 2007. The EBITDA margin was comparable to last year at 32.7%, and reflected the continuing focus on operational cost control.

Operating profit for the year fell slightly to HK$432 million compared to HK$447 million in 2007. This was mainly due to marginally higher amortisation on capitalised customer acquisition and retention costs in the year.

Hong Kong Fixed-line

Turnover increased 10.6% to HK$2,693 million compared with HK$2,436 million in 2007, attributable mainly to growth in the international and carrier market, and in the corporate and business market.

The revenue of international and carrier business grew year-on-year by 24.8% and was fueled by both data and IDD services. Growth in the carrier data business was driven mainly by the increase in bandwidth demand in our newly developed Asian markets.

With our extensive fibre-to-the-building network we were able to maintain a strong foothold in the data and internet businesses for banking, finance and public sectors and continued to record good revenue growth in our corporate and business market with a 11.3% yearly increase.

EBITDA for the year increased 9.0% to HK$985 million compared with HK$904 million in 2007 and reflected a margin of 36.6% which was in line with 2007.

Our fixed-line operation recorded a 37.2% increase in operating profit to HK$332 million compared with HK$242 million in 2007, largely reflecting the growth in turnover and a slight decrease in depreciation and amortisation charges compared to last year.

In 2008 capital expenditure on fixed assets was HK$487 million, an increase of 5.2% compared to 2007.

“The combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$8,069 million, an increase of 11.9% compared to 2007”

6    |    Hutchison Telecommunications International Limited    2008 Annual Report

Chairman’s Statement

Israel

2008 was another profitable year for Partner Communications.

Partner Communications is one of the largest mobile telecommunications operators and a leading 3G services provider in Israel. Their customer base was approximately 2.9 million at year end, and 3G customers increased 50.2% year-on-year to 951,000. During the year, Partner Communications diversified its service portfolio with a view to generating new revenue streams for the business. It announced the soft launch of non-cellular business lines, including internet provision services, home Wi-Fi networks, fixed telephony through voice over broadband technology and multimedia entertainment services.

Turnover growth benefited from the favourable currency exchange movements of the New Israeli Shekel (“NIS”) against the Hong Kong Dollar and increased 18.6% to HK$13,813 million compared to HK$11,650 million in 2007.

EBITDA increased 30.0% to HK$4,895 million compared to HK$3,765 million in 2007 and the margin improved significantly to 35.4% compared to 32.3% in 2007, mainly due to the increase in 3G revenue growth and profitability. Excluding mobile telecommunications product business such as handsets and accessories the underlying EBITDA margin from mobile telecommunications services was 39.4%.

Operating profit increased 35.6% to HK$2,980 million compared to HK$2,197 million in 2007. This is after an accelerated depreciation charge of HK$162 million in 2008 related to equipment to be replaced under an agreement entered into with LM Ericsson Israel Ltd in December 2007.

Capital expenditure on fixed assets increased 20.9% to HK$1,191 million from HK$985 million in 2007, and reflected both the continued investment in 3G equipment and the appreciation of the NIS against the Hong Kong Dollar.

Indonesia

It was a year of good progress for our Indonesian operation. In its second year of operation and despite a very challenging competitive environment, our customer base doubled to more than 4.5 million as a result of aggressive expansion into new areas and continued strong application of the “3” brand.

Network rollout was expedited by site sharing with other operators, and we ended the year with over 6,300 base stations on-air and with coverage extended to Kalimantan and Sulawesi.

During the year, we transferred a total of 2,248 towers to PT Profesional Telekomunikasi Indonesia (“Protelindo”) and received aggregate proceeds of HK$2,373 million.

“Network rollout was expedited by site sharing with other operators, and we ended the year with over 6,300 base stations on-air and with coverage extended to Kalimantan and Sulawesi”

Turnover increased 169.2% over the prior year to HK$315 million mainly due to the increase in customer numbers. Loss before interest, taxation, depreciation and amortisation (“LBITDA”) for the year was HK$1,003 million, compared to HK$475 million in 2007, due primarily to the increase in costs related to the network and sales and distribution as a result of the expanded coverage and increased sales activities. Depreciation and amortisation also increased 124.5% to HK$339 million compared to HK$151 million in 2007, which not only reflected the additional capital expenditure but also the depreciation charge being recorded for the full year 2008, with only a pro-rata charge recorded in 2007.

During the year, two major one-time gains totalling HK$2,152 million were recognised resulting in an operating profit of HK$810 million. These included the tower disposal gain of HK$1,421 million and other income of HK$731 million. If the one-time gains from these two transactions were excluded, the Group’s Indonesian operation would have reported an operating loss of HK$1,342 million compared to HK$626 million last year.

Hutchison Telecommunications International Limited    2008 Annual Report    |    7

Chairman’s Statement

“In March 2008, the Group was granted an Investment Certificate from The People’s Committee of Hanoi City, that permitted conversion of the CDMA network to GSM with a renewed operating period of a further 15 years”

Capital expenditure on fixed assets in 2008 was HK$1,544 million, compared to HK$1,794 million in 2007. The decrease in capital expenditure was mainly due to the timing in recording some of the fixed assets, and the introduction of leased sites in our network rollout strategy which led to some savings in capital expenditures on site acquisition and construction.

Part of the proceeds from the tower sales was used to make repayments under the existing vendor financing facility. The outstanding balance at the end of the year was reduced to HK$948 million compared to HK$1,807 million at the end of 2007. Shareholder funding at the end of the year was HK$3,212 million of which the Group’s contribution was HK$2,272 million.

Vietnam

In March 2008, the Group was granted an Investment Certificate from The People’s Committee of Hanoi City, that permitted conversion of the CDMA network to GSM with a renewed operating period of a further 15 years.

In preparing for the launch of GSM services, the operation stopped recruiting new customers in the first half of 2008 and completed the migration of its existing customers to a third-party network by the end of June 2008. As a result of the shutdown of the CDMA network, turnover decreased 55.0% to HK$18 million compared to HK$40 million in 2007 and LBITDA increased 27.2% to HK$290 million compared to HK$228 million in 2007. The operating loss was HK$520 million compared to HK$279 million in 2007, and reflected the full year charge of depreciation and amortisation in 2008, the accelerated depreciation on the non-reusable CDMA equipment and capitalised expenses amounting to HK$167 million, and increased costs related to the commencement of the GSM project.

We plan to launch GSM services in the first quarter of 2009, under the new brand name “Vietnamobile”.

Sri Lanka

Turnover decreased 15.3% to HK$160 million from HK$189 million in 2007, mainly due to the ongoing intensity of competition in the market, and some decline in customer usage as economic conditions continued to deteriorate.

EBITDA decreased 60.2% to HK$37 million from HK$93 million in 2007 mainly due to an increase in regulatory charges and higher network costs with a more than 50% increase in coverage to 600 sites on-air by year end.

In 2008, we tightened our policy on the recognition of prepaid customers, which brought us in line with the current requirements of the Sri Lankan government. This resulted in a write down of our customer base in the third quarter by 229,000 although this adjustment had no impact on the financial results and cashflow of the Sri Lankan operation.

Thailand

Turnover increased to HK$1,192 million compared to HK$973 million in 2007 driven mainly by the increase in the customer base to 1.1 million from 978,000 at the end of 2007.

EBITDA was HK$81 million compared with a LBITDA of HK$14 million in 2007. The turnaround in EBITDA was due primarily to the higher turnover recorded in 2008. Operating profit was HK$80 million compared to the operating loss of HK$4,462 million in 2007, mainly due to the impairment charge of HK$3,854 million taken last year on non-current assets.

Capital expenditure was HK$34 million compared to HK$41 million last year. The Thailand operation achieved the Group’s target of having its EBITDA cover capital expenditure for the year 2008.

8    |    Hutchison Telecommunications International Limited    2008 Annual Report

Chairman’s Statement

During the second half of 2008, treasury closed out the remaining US$625 million forward foreign exchange contracts. These contracts committed the Group to sell Thai Baht and buy US Dollar at pre-agreed rates. The Group entered into these contracts to fulfill local exchange controls when it injected additional funding into Thailand for repayment of its outstanding external debts in 2007. The Group recognised a loss of HK$20 million in its profit and loss account in respect of these transactions.

Ghana

In the second half of 2008, the Group completed the sale of its indirect interests in the Ghana operation for a cash consideration of HK$583.5 million before costs and expenses and recorded a gain on disposal of approximately HK$298 million. Up to the completion of the sale on 11 July 2008, Ghana recorded an operating loss of HK$13 million in 2008.

Outlook

In 2008, the Group reported encouraging results with substantial growth in its established businesses and good progress in network rollout in its emerging market operations. We achieved strong growth in EBITDA and operating profits in Hong Kong and Israel with a total 3G customer base over 2.3 million today, a network with over 67% population coverage in Indonesia and more than 4.5 million customers, and significant progress made in preparation for the launch of our new GSM service in Vietnam in the first quarter 2009.

Looking ahead in 2009, we expect that the businesses will continue to perform well, subject to the uncertainties of the global economy. Our Hong Kong and Israeli operations will continue to strengthen their leadership in the 3G segment. Our successful bid in conjunction with Hong Kong Telecommunications (HKT) Limited for Broadband Wireless Access radio spectrum in Hong Kong will allow new and

“In 2008, the Group reported encouraging results with substantial growth in its established businesses and good progress in network rollout in its emerging market operations”

enhanced content and services to be made available to our customers in the future. We also expect to see further synergies generated through fixed-mobile convergence initiatives between our Hong Kong fixed-line and mobile business in the coming years.

We will continue to invest in the Indonesia and Vietnam markets in 2009 and target to increase the size of our networks in Indonesia to over 9,000 base stations by the end of the year and over 5,000 in Vietnam within the first 12 months of the launch. As our Indonesian network footprint expands, we expect to see continued and strong growth in existing service areas in Java and Sumatra and expanded market share in new areas in Kalimantan and Sulawesi.

In view of the above development, we anticipate the Group’s capital expenditure in 2009, excluding Hong Kong and Macau operations to be approximately HK$7 billion the majority of which is earmarked for Indonesia and Vietnam.

I would like to thank the Board of Directors and all the Group’s employees for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 4 March 2009

Hutchison Telecommunications International Limited    2008 Annual Report    |    9

February

1	Partner Communications was named “The Preferred Telecom Brand” by The Marker, a leading business magazine in Israel.

March

2	HCPT entered into an agreement with PT Profesional Telekomunikasi Indonesia to sell up to 3,692 base tower stations.

The Group’s Vietnamese operation HT Mobile was granted approval to convert its network technology from CDMA to GSM.

HGC introduced Hong Kong’s first High Definition Education Collaboration Platform riding on its “Fibre-to-the-school” network to enable schools to apply “HD Conferencing” and “HD Video-on-demand” applications in teaching and learning.

May

The revolutionary X-Series service of Hutchison Telecom Hong Kong was among those new innovations named the “Telecom Innovations of the Year” at the Telecom Asia Awards 2008.

HGC was named one of the “Best Wholesale Carriers of the Year” at the Telecom Asia Awards 2008.

June

3	HCPT was the first in Indonesia to introduce Yahoo Messenger on mobiles.

Partner Communications’ orangeTM brand was named the “Most Innovative Brand” in Israel by The Marker.

Partner Communications’ “orange precisely for you” marketing campaign was named the “Best 2008 Marketing Campaign” in the Communications category of Effie Award in Israel.

10    |    Hutchison Telecommunications International Limited    2008 Annual Report

July

4	Hutchison Telecom Hong Kong signed to be Apple Inc’s first launch partner for iPhoneTM 3G in Hong Kong and Macau.

Partner Communications’ orangeTM brand was named the number one telecom brand for the sixth consecutive year by Israel’s leading financial newspaper Globes.

Hong Kong mobile operation received the “Yahoo! Emotive Brand Award” 2008.

The Group’s Hong Kong operation completed the acquisition of NEC Corporation’s 5% interest in its 2G and 3G businesses in Hong Kong and Macau, increasing its stake from 70.9% to 75.9%.

August

5	HGC inaugurated its fourth cross-border fibre-optic cable at Hong Kong-Shenzhen Western Corridor to provide the most diverse routings and the largest transmission capacity.

6	Hong Kong mobile operation launched ‘Infinitum’, a value-for-money data-centric monthly plan incorporating unlimited Wi-Fi, abundant mobile data usage and voice minutes to drive growth in mobile data.

September

7	Partner Communications commenced the soft launch of a new portfolio of fixed-line and ISP services – a further step towards becoming a multimedia services provider.

November

HGC was named one of the “Top Five Best Global Partners” by China Telecommunications Corporation and one of the “Outstanding Preferred Partners” by China United Network Telecommunications Corporation.

December

Hutchison Telecom paid a special cash dividend of HK$7 per share.

Hutchison Telecommunications International Limited    2008 Annual Report    |    11

FOK Kin-ning, Canning, aged 57, has been Chairman and Non-executive Director of the Company since 2004. He is also the Chairman of the Remuneration Committee of the Company. He is group managing director of Hutchison Whampoa Limited, chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Hongkong Electric Holdings Limited and co-chairman of Husky Energy Inc. He is also deputy chairman of Cheung Kong Infrastructure Holdings Limited. In addition, he is non-executive director of Cheung Kong (Holdings) Limited, and director of Hutchison International Limited and Ommaney Holdings Limited. The aforementioned three companies and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.	LUI Dennis Pok Man, aged 58, has been Executive Director and Chief Executive Officer of the Company since 2004. He is director of Partner Communications Company Ltd. Mr Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was managing director of Hutchison Telecommunications (Hong Kong) Limited in charge of the mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. He rejoined the Hutchison Whampoa group in May 2001. Prior to taking up the position with the group, he was group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of HTI group. He holds a Bachelor of Science degree.	Christopher John FOLL, aged 52, was appointed as Executive Director and Chief Financial Officer of the Company on 20 August 2008 and 1 September 2008 respectively. He joined the Hutchison Whampoa group in 2001 as chief financial officer for the Group’s former India operations until taking over the chief operating officer position in the Group’s Vietnam operations in September 2007. During his term of office in India, Mr Foll held directorships in certain operating companies. He was in charge of the India operations’ finance and strategic business development, and was amongst the senior management team which steered the operations to become one of the leading nationwide mobile service providers in India. From 1999 to 2001, Mr Foll was the chief financial officer of the Adelaide Brighton group in Australia. Prior to that, he had been the managing director of QNI Ltd’s Australian operations after joining as chief financial officer. Mr Foll holds a Bachelor of Accounting Science degree from the University of South Africa and is a Fellow of the Australian Institute of Chartered Accountants.

12    |    Hutchison Telecommunications International Limited    2008 Annual Report

CHAN Ting Yu, aged 58, was appointed as Executive Director of the Company on 3 January 2008, a position he previously held from 2004 to 2005. He is currently, and has been since December 2005, Alternate Director to Mr Lui Dennis Pok Man, Executive Director and Chief Executive Officer of the Company. He is director of Partner Communications Company Ltd. Prior to joining the Hutchison Whampoa group in 1994, Mr Chan practised international commercial and investment law in Hong Kong and Australia. Mr Chan was appointed deputy managing director of HTI (1993) Holdings Limited in January 1996 with responsibility for Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 15 years of experience in the telecommunications industry. Mr Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.	WONG King Fai, Peter, aged 60, was appointed as Executive Director of the Company on 3 January 2008. He is currently, and has been since March 2004, executive director of Hutchison Global Communications Holdings Limited (a subsidiary of the Company). He joined the Hutchison Whampoa group in 1996 as technical director of Hutchison Telecommunications (Hong Kong) Limited (“HTHK”), and was promoted to the position of fixed network director of HTHK in 1998 where he was responsible for the establishment of infrastructure, service and market development of its fixed network business. He was chief executive officer of Hutchison Global Communications Limited from 2000 to 2005, and is currently chief executive officer of HTHK. Before joining HTHK, Mr Wong gained extensive telecommunications experience with Cable & Wireless Hongkong Telecom through various senior roles. He holds a Master’s degree in Telecommunications from the University of Birmingham, United Kingdom and is a Fellow of The Hong Kong Institution of Engineers.	CHOW WOO Mo Fong, Susan, aged 55, was appointed as Non-executive Director of the Company on 3 January 2008, a position she previously held from 2004 to 2005. She is currently, and has been since December 2005, Alternate Director to Mr Fok Kin-ning, Canning, Chairman and Non-executive Director of the Company, and since September 2006, Alternate Director to Mr Frank John Sixt, Non-executive Director of the Company. She is deputy group managing director of Hutchison Whampoa Limited, executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and non-executive director of TOM Group Limited. In addition, she is director of Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is a solicitor and holds a Bachelor’s degree in Business Administration.

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Frank John SIXT, aged 57, has been Non-executive Director of the Company since 2004. He is group finance director of Hutchison Whampoa Limited, non-executive chairman of TOM Group Limited, executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, non-executive director of Cheung Kong (Holdings) Limited, and director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. In addition, he is director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.	KWAN Kai Cheong, aged 59, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He is independent non-executive director of Hutchison Harbour Ring Limited, Henderson Sunlight Asset Management Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited and Soundwill Holdings Limited. He is currently president of Morrison & Company Limited, which is a business consultancy firm, and non-executive director of China Properties Group Limited and JF Household Furnishings Limited. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously joint managing director of Pacific Concord Holding Limited. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Hong Kong Institute of Certified Public Accountants, a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Directors. He completed the Stanford Executive Program in 1992.	John W STANTON, aged 53, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee of the Company. He is managing director of Trilogy Partners, a board member of Columbia Sportswear and Clearwire Corporation, and a trustee of Whitman College. He was the chairman and chief executive officer of Western Wireless Corporation from 1994 until the company was sold to Alltel in 2005. From 1991 to 1994, he was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless Corporation. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. He holds a Bachelor of Arts in Political Science from Whitman College and received his MBA from Harvard Business School.

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Kevin WESTLEY, aged 60, has been Independent Non-executive Director of the Company since 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Mr Westley assumed the position of non-executive chairman in late 2007 of Interpharma Investments Limited, the holding company for a group of companies engaged in the distribution of pharmaceutical products within the Asian region. He was previously non-executive director of this company. He is deputy chairman of Ocean Park Corporation, a member of the Committee on Real Estate Investment Trusts and the Share Registrars Disciplinary Committee, and a former chairman of the Takeovers and Mergers Panel of Hong Kong. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.	WOO Chiu Man, Cliff, aged 55, was appointed as Alternate Director to Mr Christopher John Foll, Executive Director and Chief Financial Officer of the Company, on 20 August 2008. Prior to that, since December 2005, he was Alternate Director to Mr Tim Lincoln Pennington, former Executive Director and Chief Financial Officer of the Company. Mr Woo joined the Company as Chief Technology Officer in September 2004 and was previously Executive Director of the Company. Prior to joining the Company, Mr Woo had been deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited since 2000, a company which Mr Woo joined in 1998. He holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development. He is a Chartered Engineer and is also a Member of The Institution of Engineering and Technology and The Hong Kong Institution of Engineers.	MA Lai Chee, Gerald, aged 41, was appointed as Alternate Director to Mr Wong King Fai, Peter, Executive Director of the Company, on 3 January 2008. He joined Cheung Kong (Holdings) Limited (a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance) in February 1996 and is currently Director, Corporate Strategy Unit and Chief Manager, Corporate Business Development. Mr Ma is also director of AMTD Financial Planning Limited, iBusiness Corporation Limited, CK Communications Limited, Beijing Net-Infinity Technology Development Company Limited, mReferral Corporation (HK) Limited and Silk Telecom Pty Limited. He is also non-executive director of The Ming An (Holdings) Company Limited and ARA Asset Management (Prosperity) Limited. He has over 18 years of experience in banking, investment and portfolio management, real estate development and marketing as well as managing IT related ventures and services. Mr Ma holds a Bachelor of Commerce degree in Finance and a Master of Arts degree in Global Business Management.

Hutchison Telecommunications International Limited    2008 Annual Report    |    15

3G mobile customers

over 1.3 million

Hong Kong and Macau mobile

The Group’s mobile operations in Hong Kong and Macau reported solid progress in 2008. In these two over-penetrated markets both operations were able to not only sustain growth in customer base particularly in the 3G customer segment but also drive the usage of mobile data.

Underscoring their 3G leadership, the Group’s Hong Kong and Macau mobile operations became Apple Inc’s first launch partners of iPhoneTM 3G in both markets. Through the sale of iPhoneTM 3G from the third quarter of 2008 the operations captured a significant portion of high value and heavy data customers. Based on the success of iPhoneTM 3G and the operations’ other initiatives on driving data usage, they were able to stimulate the growth of non-voice revenue and further realise the revenue-generating potential of our high speed mobile networks. These industry-leading initiatives include the launch of “Infinitum”, a flat rate unlimited data tariff plan; several first-mover joint promotions with netbook manufacturers to package the sales of USB modems with attractive data tariff plans; introduction of a strong line-up of integrated data-capable devices as well as the launch of numerous mobile ICT applications.

To strengthen its strategic position for a future of ultra-high speed mobile bandwidth and converged communications, the Group’s Hong Kong operation successfully bid for

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Broadband Wireless Access radio spectrum through a jointly-controlled entity in January 2009. The operation intends to provide a variety of advanced high-speed multimedia services through implementation of Long Term Evolution technology by 2011.

Into 2009 mobile data will provide increased impetus to profitable growth. To sustain the momentum in a highly competitive landscape requires excellence in execution and far-sighted strategies. The operations will continue to strengthen their 3G leadership, strong branding, product and service innovations and widespread and diverse distribution channels.

Hong Kong fixed-line

The Group’s Hong Kong fixed-line operation Hutchison Global Communications Limited (“HGC”) owns a territory wide fibre-to-the-building (“FTTB”) network in Hong Kong with over 965,000 kilometres of fibre-optic cable at the end of 2008. This puts HGC in a uniquely advantageous position to capture exponential growth in data, multimedia, voice and IDD services especially in market segments which require ultra-high speed bandwidth such as business, corporate, international corporations and carriers.

During the year HGC continued to see strong growth in its international business section as well as corporate and business section. HGC inaugurated the fourth cross-border transmission optical cable in August 2008. With this increased capacity and diversified routings, together with its extensive international networks, HGC is well-positioned to secure not only further inroad into wholesale data and voice, but also new business opportunities.

On the local business sector, HGC maintained a strong market share in the cell-site leased line segment in 2008 through its own FTTB network. With its dynamic business approach HGC is widely recognised for its ability to provide swift and cost-effective integrated solutions that meet business customers’ diverse and increasingly complicated transmission and communications requirements.

On the residential front HGC continued to expand its 100MB service during the year. With more and more bandwidth-demanding applications in the Internet world HGC holds a competitive and advantageous position to capture growth in this segment.

1

Tens of thousands of customers pre-register online with 3 Hong Kong to purchase iPhoneTM 3G. Its first day sales gala receives overwhelming success with thousands of customers attending and registering the service.

2	The iPhoneTM 3G helps boost mobile data usage.

3	‘Infinitum’, an integrated data centric monthly plan boosting mobile data usage, voice minutes and unlimited Wi-Fi.

4	Students exchange cookery tips via Hong Kong’s first High Definition Education Collaboration Platform built on HGC’s fibre-to-the-school network.

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•	Record financial and operational results

•	Profitability metrics growth of double digit rates

•	Cash yield exceeded 10%

Mobile customers nearly

2.9 million

2008 was the best year ever for Partner Communications Company Ltd. (“Partner Communications” or the “Company”), the Group’s operation in Israel. It ended the year with approximately 2.9 million customers with postpaid customers taking up about 74.3% of the base. 3G subscribers grew 318,000 to 951,000 by year end. In 2008 Partner Communications reported significant improvement in all its profitability metrics including EBITDA, cash flow and net profit, registering double digit rates of growth despite investment in two new strategic initiatives – voice over broadband (“VOB”) and ISP services.

Partner Communications is the second largest mobile telecommunications operator in Israel by number of customers based on publicly available market data and has roughly one third market share. In a world of increasing cross-platform media communications, a communications company needs to be able to deliver content on any platform and offer customers infotainment services at their fingertips anytime anywhere. It is in pursuit of this vision that Partner Communications implemented new initiatives during the year. In September 2008 Partner Communications announced the soft launch of their new portfolio of services, including ISP services, mail access, Wi-Fi, fixed telephony through VOB technology and entertainment media services. Partner Communications

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was also the first operator in Israel to launch Web Video on Demand service over the Internet in December 2008 which drew significant interest from customers and other market players.

On top of the new strategic initiatives, Partner Communications as the mobile content market leader in Israel continually strengthened its presence in the content market throughout the year. Data and content revenues grew by approximately 26% in 2008. The combination of the Company’s leadership in the mobile market and the synergetic new platforms of fixed-line broadband enable Partner Communications to implement its “data everywhere” vision. Through the provision of enriched content which can be accessed via different Partner Communications platforms, the Company believes that not only will it further drive usage of mobile data but also secure customer loyalty and thereby reinforce market leadership.

Partner Communications’ brand orangeTM continued to garner many industry accolades in 2008. For the sixth consecutive year orangeTM was elected the number one telecom brand by Globes, the leading business newspaper in Israel. It was also awarded the “Most Innovative Brand” in Israel 2008 and the “Preferred Telecom Brand” by leading business magazine The Marker. These awards, among the others won by the Company during the year, demonstrated Partner Communications’ effective and continued commitment to deliver customer satisfaction. In an over-penetrated market Partner Communications believes that a differentiated branding and marketing strategy, together with constant innovation across different communications platforms, will be the keys to success.

Going into 2009 the Company is poised to cope with macro challenges through a series of efficiency measures which combine cost and productivity management to grow Company profitability. The solid foundation of the Company’s business, its far-sighted vision and effective cost management should enable the Company to continue to set itself apart from its competitors and deliver attractive return to its shareholders.

1	orangeTM brand was nominated the number one telecom brand in Israel.

2	Partner Communications sponsors the Jerusalem Film Festival.

3	Advertising campaign on roaming: “Feeling you belong wherever you are”.

4	A mobile display booth of orangeTM.

Hutchison Telecommunications International Limited    2008 Annual Report    |    19

•	Customer base more than doubled to 4.5 million

•	Network expanded to over 6,300 base stations

•	Towards achieving our goal as one of the leading nationwide GSM operators in Indonesia

Mobile customers

4.5 million

2008 was the first full year of operation for the Group’s Indonesian business PT. Hutchison CP Telecommunications (“HCPT”). During the year it launched a series of tariff and product innovations to achieve a solid foothold on the back of an accelerated network expansion. This doubled the customer base to 4.5 million and turnover increased 169% to HK$315 million.

In a high growth market with a population of over 243 million, HCPT’s strategy is three-fold: provisions of nationwide network coverage, tariffs that provide value to customers and differentiated marketing and branding strategy.

HCPT’s network now covers more than 67% of the total population in Indonesia, with over 6,300 base stations at the end of 2008. The fast expansion of footprint is assisted by its network-sharing collaboration which is a first in the country. With this it was able to roll out approximately 4,000 additional sites in one year. HCPT aims to expand its network to more than 9,000 sites by the end of 2009.

2008 saw an overall drop in the pricing for mobile communications of around 35%, according to pricing information announced by other operators. HCPT in 2008 introduced several innovative tariff plans featuring free SMS and flat rate for unlimited call minutes, showing itself as an operator that provided relevance and value to

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customers. Taking advantage of the drop in interconnection fee during the year, HCPT introduced a series of network traffic adjustment tariff plans, bringing in more off-net traffic while reducing on-net promotional free minutes. To stimulate intra network revenue-generating calls HCPT launched new starter packs carrying IDR60 per call within 3’s network. During the fourth quarter of 2008 it registered improvements in average revenue per minute for prepaid customers to IDR200 representing a 13% quarter on quarter increase.

In a highly competitive market HCPT focussed on differentiating its branding as well as product and service innovations. It was the first in Indonesia to launch Yahoo Messenger package with SMS and GPRS usage included for only IDR10,000 per month which successfully attracted customers looking for new value-added services that bring extra convenience to their day to day communications. On the branding front HCPT continued to invest in ensuring that ‘3’ stays widely recognised as young, dynamic and value-centric.

Competition will continue to be intense in 2009 but HCPT has attained some momentum as it continues to build out coverage and moves towards becoming one of the leading GSM operators in Indonesia.

1	The flagship 3Shop of HCPT at Plaza Semanggi in Jakarta, Indonesia.

2	A billboard on IDD calls advertising campaign.

3	A staff promoting “Calling Abroad is now Cheaper than Calling Local” VOIP service.

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Vietnam

The Group received approval in March 2008 to convert its network technology from CDMA to GSM. As part of the conversion, the operation in Vietnam suspended recruiting new customers in the first quarter of 2008 and completed the migration of its existing customers to a third-party network by the end of June 2008. The operation is primed to launch its new GSM service under a new brand “Vietnamobile” with a nationwide GSM network. It plans to launch with around 1,300 base stations and targets to have over 5,000 base stations within twelve months after launch.

Sri Lanka

The Group’s Sri Lankan operation Hutchison Telecommunications Lanka (Private) Limited (“HTLL”) had a difficult year with further deterioration in both the macro economic and competitive environment. This had some effect on its operational KPIs and HTLL also tightened its policy on the recognition of prepaid customers in the third quarter of 2008, which brought the operation in line with the new requirements of the Sri Lankan government.

Political instability intensified towards the end of the year, and the entrance of a new player to the mobile telecommunications market presented an additional challenge for the sector. The operation seeks to stablise the business in 2009 while maintaining its focus on further network expansion.

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Thailand

The Group’s Thailand operation Hutchison CAT Wireless Multimedia Ltd (“Hutchison CAT”) maintained its stability during 2008 in a backdrop of political instability and a very difficult operating environment. It continued its effort to expand into untapped suburban area, and focussed on targetting value-come-first customers especially during economic downturn in the second half of 2008.

Hutchison CAT markets CDMA service in the 25 provinces surrounding Bangkok. To compete effectively, Hutchison CAT had in 2008 tailored marketing initiatives for certain segments. For example it had sharpened its effort to build up new voice subscribers in Bangkok and its vicinity through offering value-for-money voice products for office workers, factory workers and merchants with medium incomes. It also extended promotional activities into further East and West regions within the 25-province service area. While its value-come-first voice products succeeded in capturing market interest from the mass customers Hutchison CAT also increased its activity to promote mobile broadband Internet to urban office worker and upcountry SME owners who look for the flexibility of Internet anywhere.

1	Service from the heart in our Sri Lankan operation.

2	Hutchison CAT targets value-come-first customers.

3	Hutchison CAT launches brand awareness campaign in Pattaya city and other provinces.

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Staff and Community

Staff

Our employees are the core to our success in maintaining our position as a leading telecommunications operator focussed on dynamic mobile markets.

Currently the Group has approximately 9,900 dedicated staff contributing to the Group’s operational excellence and leadership in product and service development.

Our staff members come from diverse cultural background with varied expertise and local market insights and experience. Hutchison Telecom promotes synergies and competence sharing among its global staff force. Staff members of the Group enjoy opportunities to exchange best practice and collaborate on strategic planning and initiatives, greatly broadening their horizon and personal and career development.

Each operation has its own training and development programmes tailored to meet its own specific market challenges.

Community

We embrace our corporate citizenship through supporting and initiating a number of appropriate social responsibility programmes. In established markets where the Group’s high speed mobile networks are in service we joined hands to launch community awareness programmes through the sending of short messages to our customers. Using the strength of our advanced network and our customer base, we turn these programmes into interactive campaigns where recipients are encouraged to respond to the call of social responsibility.

In developing markets we are involved in community projects that accelerate social and IT development, particularly in the youth segments.

Other than participating in social responsibility projects on company level our staff are encouraged to organise volunteer projects for the welfare of the community and greening the environment.

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Management Discussion and Analysis

Overview

The following discussion should be read in conjunction with the Company’s consolidated accounts and the related notes included elsewhere in this annual report. The Group’s accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Group undertook a number of transactions since the beginning of 2008 that affected its results for the year or will affect its results going forward. These include:

•

On 17 January 2008, the Group entered into an agreement to sell to EGH International Limited all of our direct and indirect equity and loan interests and intellectual property held through various subsidiaries in Kasapa Telecom Limited, the operating company for the Group’s Ghana operation, for cash consideration of HK$583.5 million before costs and expenses. The Group recorded a gain on disposal of HK$298 million from the transaction, which was completed on 11 July 2008.

•

On 6 February 2008, Partner Communications Company Ltd. (“Partner Communications”), the Company’s subsidiary in Israel, announced a share buy-back plan throughout 2008, in an amount of up to New Israeli Shekel (“NIS”) 600 million, subject to appropriate market conditions. During the year, Partner Communications bought back 4,467,990 shares for aggregate cash consideration of HK$799 million (NIS351 million) and this was reflected in the Group’s 2008 accounts.

•

On 8 March 2008, the Group’s Vietnamese operation was granted an Investment Certificate from The People’s Committee of Hanoi City that permitted conversion of the CDMA network to GSM with a renewed operating period of a further 15 years. The Group targeted to launch the GSM services in the first quarter of 2009.

•

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”) entered into a conditional agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for cash consideration, assuming completion of all base station tower sites, of US$500 million (HK$3,882 million). The sale of the base station tower sites is expected to be made in tranches over a two-year period. In connection with the tower transfer agreement, HCPT and Protelindo entered into a lease agreement granting HCPT (i) the right to use the capacity reserved for HCPT on the base station tower sites sold under the agreement and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price. During 2008, 2,248 base station tower sites were transferred to Protelindo and a total profit of HK$1,421 million was recognised from the transactions.

•

On 25 July 2008 the Group completed the acquisition of NEC Corporation’s 5% interest in the Group’s 2G and 3G mobile telecommunications businesses in Hong Kong and Macau. The Group’s stake in these businesses increased from 70.9% to 75.9%.

•	On 12 November 2008, the Group declared a special cash dividend of HK$7 per share, or HK$33.7 billion in total, which was paid on 2 December 2008.

•

On 22 January 2009, the Group’s Hong Kong mobile operation, through a jointly-controlled entity with Hong Kong Telecommunications (HKT) Limited, successfully bid for a total of 30 MHz of radio spectrum in the 2.5 GHz band at a total spectrum utilisation fee (“SUF”) of HK$518 million. A Broadband Wireless Access (“BWA”) licence will be issued by the Office of the Telecommunication Authority (“OFTA”) in Hong Kong upon the receipt of the SUF, performance bond and licence fees from the jointly-controlled entity.

•

On 4 March 2009, the Board of Directors of the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), an indirect wholly-owned subsidiary of the Company, conditional on (i) The Stock Exchange of Hong Kong Limited (“SEHK”) approving the proposed spin-off of HTHKH by the Company and Hutchison Whampoa Limited (“HWL”); and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operate the Company’s mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. This conditional interim dividend in specie was approved after the balance sheet date and has not been recognised as a liability at the balance sheet date.

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Management Discussion and Analysis

Basis of Preparation of Accounts

The Company’s consolidated accounts were prepared in accordance with IFRS. The Company’s subsidiaries are grouped into the following six segments for financial reporting purposes, based on their geographic area of operation and principal business line:

•	Hong Kong mobile

•	Hong Kong fixed-line

•	Israel

•	Thailand

•	Indonesia

•	Others

The results of operations of subsidiaries acquired or disposed of during the year are included in the Company’s consolidated accounts commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

As a result of the Group’s sale of CGP Investments (Holdings) Limited (“CGP”) on 8 May 2007, the results pertaining to the Indian mobile telecommunications operations have been presented in the Company’s consolidated accounts as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. In accordance with this presentation, the results of discontinued operations are excluded from the totals used in the discussion of operating results as at and for the year ended 31 December 2007.

The results of operation of the Group’s Macau mobile telecommunications business are aggregated with the Group’s Hong Kong mobile telecommunications business because the Macau operating company is a subsidiary of the Group’s Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of turnover and customer numbers.

“Others” is comprised of the Group’s operations in Vietnam, Sri Lanka, Ghana, operation of the Group’s corporate office and the Company’s subsidiary PowerCom Network Hong Kong Limited. The operating results of the Group’s Ghana operation were recorded in the Company’s consolidated accounts up to the completion of the sale of its indirect interests on 11 July 2008.

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Management Discussion and Analysis

Results of Operations

The following table presents, for the years indicated, the major line items in the Company’s consolidated profit and loss account, including such amounts expressed as a percentage of its total turnover:

	Year ended 31 December
	2007		2008
	HK$ millions, except percentages
Consolidated profit and loss account
		%		%
Continuing operations:
Turnover	20,401	100.0	23,725	100.0
Cost of inventories sold	(2,671)	(13.1)	(2,785)	(11.7)
Staff costs	(2,295)	(11.2)	(2,511)	(10.6)
Depreciation and amortisation	(4,226)	(20.7)	(4,531)	(19.1)
Other operating expenses	(10,182)	(49.9)	(12,291)	(51.8)

	1,027	5.1	1,607	6.8
Impairment charge for Thailand segment	(3,854)	(18.9)	—	—
Profit on disposal of investments and others, net	8	—	2,453	10.3

Operating (loss)/profit	(2,819)	(13.8)	4,060	17.1
Interest income	1,619	7.9	1,074	4.5
Interest and other finance costs	(1,335)	(6.5)	(1,330)	(5.6)
Share of results of jointly-controlled entities	—	—	(11)	—

(Loss)/Profit before taxation	(2,535)	(12.4)	3,793	16.0
Taxation	(191)	(1.0)	(874)	(3.7)

(Loss)/Profit for the year from continuing operations	(2,726)	(13.4)	2,919	12.3

Discontinued operations:
Profit from discontinued operations	70,502	345.6	—	—

Profit for the year	67,776	332.2	2,919	12.3

Attributable to:
Equity holders of the Company:
– continuing operations	(3,147)	(15.5)	1,883	7.9
– discontinued operations	70,031	343.3	—	—

Profit attributable to equity holders of the Company	66,884	327.8	1,883	7.9
Minority interest:
– continuing operations	421	2.1	1,036	4.4
– discontinued operations	471	2.3	—	—

Profit attributable to minority interest	892	4.4	1,036	4.4

Profit for the year	67,776	332.2	2,919	12.3

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Management Discussion and Analysis

Year ended 31 December 2008 compared with year ended 31 December 2007

Group results

Turnover

The Group’s turnover from continuing operations in 2008 was HK$23,725 million, an increase of 16.3% from HK$20,401 million in 2007.

Turnover in the Group’s Hong Kong mobile and Israeli operations in 2008 grew by 12.6% and 18.6% respectively, compared to 2007, and together these increases accounted for most of the Group’s total turnover growth in 2008. The increase in turnover was mainly attributable to an increase in the Group’s customer base and to the favourable foreign exchange impact of the appreciation of the NIS against the Hong Kong Dollar.

The Group’s customer base grew 22.0% to 12.1 million as at 31 December 2008, compared to 9.9 million at the end of 2007. The Group sold its indirect interests in the Ghana operation and migrated temporarily the Group’s existing CDMA customers in Vietnam to a third-party network in connection with the Group’s switch from CDMA to GSM technology during 2008. Excluding customers in Ghana and Vietnam, the growth in the Group’s mobile telecommunications customer base was 27.7% from 9.4 million at the end of 2007. The growth in the Group’s customer base was largely driven by a 120.7% growth from the Group’s Indonesian operation with more than 2.4 million net additions. The Group’s customer base in Hong Kong and Israel also grew 11.3% and 1.3%, respectively. The increase in 3G customer numbers in the Group’s Hong Kong mobile operation was also stimulated by the launch of the iPhone 3G from mid-July 2008. This resulted in a combined 3G customer base in Hong Kong, Macau and Israel of approximately 2.3 million at the end of 2008, an increase of 33.8% from 1.7 million at the end of 2007.

Operating expenses

The following table presents a breakdown of the Group’s operating expenses from continuing operations for the years indicated and the percentage change from year to year:

	Year ended 31 December
	2007 HK$ millions	2008 HK$ millions	Change %
Cost of inventories sold	2,671	2,785	4.3
Staff costs	2,295	2,511	9.4
Depreciation and amortisation	4,226	4,531	7.2
Other operating expenses	10,182	12,291	20.7

Total operating expenses	19,374	22,118	14.2

The Group’s operating expenses in 2008 increased 14.2% to HK$22,118 million compared to HK$19,374 million in 2007. The increase in operating expenses for the year was partly a result of higher turnover in the Group’s Hong Kong and Israeli operations as well as higher operating expenses incurred from the network expansion in the Group’s Indonesian operation and the new GSM network rollout in Vietnam. The appreciation of the NIS against the Hong Kong Dollar also contributed to the increase in operating expenses in the Group’s Israeli operation. These increases were partly offset by a decrease in depreciation and amortisation charges in the Group’s Thailand operation as a result of the impairment charges on non-current assets taken in 2007.

As a percentage of turnover, the Group’s operating expenses decreased to 93.2% of turnover in 2008 compared to 94.9% in 2007.

The Group’s cost of inventories sold consisted primarily of costs of handsets incurred by the Group’s operations in Hong Kong and Israel. Cost of inventories sold increased by 4.3% to HK$2,785 million in 2008 from HK$2,671 million in 2007, mainly due to the higher average costs of handsets acquired by customers, particularly 3G handsets.

28    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

Staff costs increased by 9.4% to HK$2,511 million in 2008 from HK$2,295 million in 2007. As a percentage of total turnover, staff costs decreased to 10.6% in 2008 from 11.2% in 2007. The increase in staff costs was partly due to a 7.7% increase in the average number of employees of the Group’s Israeli operation made in response to the growth of business as well as the foreign exchange impact resulting from the appreciation of the NIS against the Hong Kong Dollar, offset in part by a 60.5% decrease in share-based compensation charges. The higher share-based compensation charges in 2007 were due to the adjustment of the exercise price of the Company’s employee stock options subsequent to the special dividend payment in June 2007.

Depreciation and amortisation increased 7.2% to HK$4,531 million in 2008 from HK$4,226 million in 2007. Increases in depreciation and amortisation were attributable partly to the accelerated depreciation charges totaling HK$329 million of the Group’s Vietnamese and Israeli operations as well as the increase in depreciation and amortisation charges in the Group’s Indonesian and Hong Kong mobile operations. These increases were offset in part by a decrease in depreciation and amortisation charges of the Group’s Thailand operation as a result of the impairment charges on non-current assets taken in 2007.

The following table presents a breakdown of the Group’s other operating expenses from continuing operations:

	Year ended 31 December
	2007 HK$ millions	2008 HK$ millions	Change %
Cost of services provided	6,668	7,673	15.1
General administrative and distribution costs	1,711	1,996	16.7
Operating leases in respect of buildings, hire of plant and machinery	1,392	1,962	40.9
Others	411	660	60.6

Other operating expenses	10,182	12,291	20.7

The Group’s other operating expenses increased 20.7% to HK$12,291 million in 2008 from HK$10,182 million in 2007. The main component of the Group’s other operating expenses is the cost of services provided (consisting of interconnection, roaming, international termination charges and network operating costs), which increased 15.1% to HK$7,673 million in 2008 from HK$6,668 million in 2007. The increase in interconnection, roaming and international termination charges was mainly due to the growth in the Group’s customer base and usage, while the increase in network operating costs was primarily attributable to the expansion of the Group’s network in Indonesia. As a result of network expansions, primarily in Indonesia, the Group’s mobile network grew 47.1% in 2008, in terms of the number of on-air base stations, compared to 2007, and this resulted in a significant increase in costs of network operation and maintenance, transmissions and lease-lines rentals.

The increase in other operating expenses was also due to a 16.7% increase in general administrative and distribution costs, which increased to HK$1,996 million in 2008 from HK$1,711 million in 2007. The increase in general administrative and distribution costs was driven mainly by the business expansion in Indonesia and increased customer acquisition and retention activities in the Group’s Hong Kong mobile operation.

In 2008, operating leases in respect of buildings, hire of plant and machinery increased 40.9% to HK$1,962 million, compared to HK$1,392 million in 2007, as a result of the increased number of base station tower facilities leased from other operators or tower companies, including the leaseback of the 2,248 base station tower sites sold to Protelindo.

Impairment charge

The Group did not recognise any impairment charge in accordance with IAS 36 “Impairment of Assets” in 2008. In 2007, the Group recognised an impairment charge of HK$3,854 million in connection with its investment in the mobile telecommunications business in Thailand. The Group’s Thailand operation incurred losses since its operation until 2007 when the Group’s cash flow forecast for this segment indicated that the carrying values of certain non-current assets were not expected to be recoverable from future operating cash flow of the business. The Group therefore recognised an impairment charge in respect of network equipment, telecommunication licences and certain non-current assets, in accordance with IAS 36.

Hutchison Telecommunications International Limited    2008 Annual Report    |    29

Management Discussion and Analysis

Profit on disposal of investments and others, net

The Group’s profit on disposal of investments and others, net increased significantly in 2008, to HK$2,453 million from HK$8 million in 2007. The increase was primarily due to the recognition of two transactions in the Group’s Indonesian operation:

•	a profit on the sale of 2,248 base station tower sites of HK$1,421 million; and

•	an income of HK$731 million in relation to a network supplier’s compensation in the form of credit vouchers.

In addition, a net profit of HK$298 million on disposal of the Group’s indirect interests in Ghana operation was recognised in the second half of 2008.

Operating (loss)/profit

The Group’s operating profit from continuing operations was HK$4,060 million in 2008 compared to an operating loss of HK$2,819 million in 2007. The change from operating loss in 2007 to operating profit in 2008 was largely due to the one-off items recognised in 2008 as profit on disposal of investments and others, net totaling HK$2,453 million and the impairment charges in respect of the Group’s Thailand operation in 2007. Excluding the items described above, the accelerated depreciation charges in the Group’s Israeli and Vietnamese operations of HK$329 million and an exchange loss of HK$156 million arising from the Group’s payment of a special dividend in 2008, like-for-like operating profit would have been HK$2,092 million in 2008 compared to HK$1,621 million in 2007. This increase reflects improved operating profits in Israel, Hong Kong and Thailand, partially offset by increased losses in Indonesia and Sri Lanka.

Interest and other finance costs, net

Interest income from continuing operations decreased by 33.7% to HK$1,074 million in 2008 from HK$1,619 million in 2007. Interest income in both years was primarily earned on cash balances resulting from the Group’s sale of CGP. The decrease in interest income in 2008 was mainly due to lower bank deposit rates and the significant drop in cash balance at the beginning of December 2008 after the payment of a special dividend of HK$33.7 billion. Interest and other finance costs from continuing operations of HK$1,330 million in 2008 were comparable to HK$1,335 million in 2007. The interest and other finance costs were principally related to the Group’s debts and changes in the fair value of derivative instruments.

(Loss)/Profit before taxation

As a result of the foregoing, the Group recorded a profit before taxation from continuing operations of HK$3,793 million in 2008, compared to a loss of HK$2,535 million in 2007.

Taxation

The Group’s taxation charge from continuing operations in 2008 was HK$874 million, a 357.6% increase from HK$191 million in 2007. The charge for 2008 was comprised of a current taxation charge of HK$1,025 million and a deferred taxation credit of HK$151 million. The charge for 2007 was comprised of a current taxation charge of HK$690 million and a deferred taxation credit of HK$499 million. The increase in the Group’s current taxation charge in 2008 was mainly attributable to increased taxable income from the Group’s Israeli operation. The decrease in the net deferred taxation credit compared to 2007 was primarily due to the reversal of a cumulative deferred tax liability in 2007 of HK$421 million related to the Group’s Thailand operation as a result of the impairment charge taken on certain non-current assets.

(Loss)/Profit for the year from continuing operations

As a result of the foregoing, in 2008 the Group recorded a profit for the year from continuing operations of HK$2,919 million, compared to a loss for the year from continuing operations of HK$2,726 million in 2007.

Profit from discontinued operations

The Group did not dispose of any operations in 2008 that are required to be presented as discontinued operations in accordance with IFRS 5, and no gains or losses from discontinued operations were recorded. In February 2007, the Group entered into an agreement to sell the Group’s entire interests in CGP, a company that held through various subsidiaries the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as Vodafone Essar Limited) and its subsidiaries. Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5 and a profit from discontinued operations of HK$70,502 million was recorded in 2007.

30    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

Profit attributable to equity holders

Profit attributable to the Group’s equity holders in 2008 was HK$1,883 million, or earnings per share of HK$0.39, compared to a profit attributable to equity holders in 2007 of HK$66,884 million, or earnings per share of HK$14.01. The Group’s profit attributable to equity holders in 2007 consisted of a loss from continuing operations attributable to the Group’s equity holders of HK$3,147 million, or a loss per share of HK$0.66, and a profit from discontinued operations attributable to the Group’s equity holders of HK$70,031 million.

Results of the Group’s operating companies

The following table presents a breakdown of turnover from the Group’s continuing operations for the years indicated by segment and the percentage of total turnover accounted for by each segment:

	Year ended 31 December
	2007		2008
	HK$ millions	%	HK$ millions	%
Israel	11,650	57.1	13,813	58.2
Hong Kong mobile	4,775	23.4	5,376	22.7
Hong Kong fixed-line	2,436	11.9	2,693	11.4
Thailand	973	4.8	1,192	5.0
Indonesia	117	0.6	315	1.3
Others:
Ghana	194	1.0	123	0.5
Sri Lanka	189	0.9	160	0.7
Vietnam	40	0.2	18	0.1
Others	27	0.1	35	0.1

Total others:	450	2.2	336	1.4

Turnover	20,401	100.0	23,725	100.0

The following table presents a breakdown of operating expenses from the Group’s continuing operations for the years indicated by segment and the percentage of total operating expenses accounted for by each segment:

	Year ended 31 December
	2007		2008
	HK$ millions	%	HK$ millions	%
Israel	9,461	48.8	10,836	49.0
Hong Kong mobile	4,328	22.3	4,944	22.3
Hong Kong fixed-line	2,194	11.3	2,361	10.7
Thailand	1,581	8.2	1,112	5.0
Indonesia	743	3.8	1,657	7.5
Others:
Ghana	214	1.1	136	0.6
Sri Lanka	125	0.7	167	0.8
Vietnam	319	1.7	538	2.4
Others	409	2.1	367	1.7

Total others:	1,067	5.6	1,208	5.5

Operating expenses	19,374	100.0	22,118	100.0

Hutchison Telecommunications International Limited    2008 Annual Report    |    31

Management Discussion and Analysis

The following table presents, for the years indicated, a breakdown of operating (loss)/profit by segment, impairment charges, profit on disposal of investments and others, net, from the Group’s continuing operations and the percentage of total operating profit before disposal of investment and others accounted for by each segment:

	Year ended 31 December
	2007		2008
	HK$ millions	%	HK$ millions	%
Israel	2,189	213.1	2,977	185.2
Hong Kong mobile	447	43.5	432	26.9
Hong Kong fixed-line	242	23.6	332	20.7
Thailand	(608)	(59.2)	80	5.0
Indonesia	(626)	(61.0)	(1,342)	(83.5)
Others:
Ghana	(20)	(1.9)	(13)	(0.8)
Sri Lanka	64	6.2	(7)	(0.4)
Vietnam	(279)	(27.2)	(520)	(32.4)
Others	(382)	(37.1)	(332)	(20.7)

Total others:	(617)	(60.0)	(872)	(54.3)

Operating profit before disposal of investments and others	1,027	100.0	1,607	100.0

Impairment charge for Thailand segment	(3,854)		—
Profit on disposal of investments and others, net	8		2,453

Operating (loss)/profit	(2,819)		4,060

•

Israel. The Group’s Israeli operation accounted for 58.2% of the Group’s total turnover in 2008 compared with 57.1% in 2007. Turnover in the Group’s Israeli operation grew by 18.6% to HK$13,813 million in 2008 compared to HK$11,650 million in 2007. Turnover growth was primarily driven by the favourable currency exchange movements of the NIS against the Hong Kong Dollar. The growth was also attributable to the increase in customer base, especially in 3G customers who typically have a higher average revenue per user, higher average minutes of use per user and content and data revenues. This higher level of turnover was partially offset by a decrease in interconnect income as a result of the mandated reduction in interconnect charge by the Ministry of Communications of Israel. The customer base of the Group’s Israeli operation increased 1.3% to 2,898,000 at the end of 2008 from 2,860,000 at the end of 2007. As at 31 December 2008, the 3G customer base of the Group’s Israeli operation represented 32.8% of its total customer base in Israel.

Operating expenses increased by 14.5% to HK$10,836 million in 2008 from HK$9,461 million in 2007, due partly to the foreign exchange impact of the appreciation of the NIS against the Hong Kong Dollar during 2008, as well as an accelerated depreciation charge of HK$162 million resulting from an agreement entered into with LM Ericsson Israel Ltd in December 2007 to replace certain 3G equipment.

As a percentage of turnover, operating expenses decreased to 78.4% in 2008 compared to 81.2% in 2007.

As a result of the factors discussed above, operating profit before profit on disposal of investments and others, net from the Group’s Israeli operation increased 36.0% to HK$2,977 million in 2008, compared to HK$2,189 million in 2007.

•

Hong Kong mobile. The Group’s Hong Kong mobile operation accounted for 22.7% of the Group’s total turnover in 2008, around the same level as in 2007 at 23.4%. Turnover from the Group’s Hong Kong mobile operation increased 12.6% to HK$5,376 million in 2008 from HK$4,775 million in 2007. Turnover growth was driven primarily by a larger customer base, which resulted in increased voice, inbound and outbound roaming and data and content revenues. The Group’s customer base in Hong Kong and Macau increased by 11.3% to 2.7 million at year-end 2008 from 2.4 million at the end of 2007. At the end of 2008, the Group had approximately 2.4 million customers in Hong Kong and 305,000 customers in Macau. Boosted by the launch of the iPhone 3G since the third quarter of 2008, the 3G customer base of the Group’s Hong Kong mobile operation increased 24.2% year-on-year to 1.3 million at the end of 2008. As at 31 December 2008, the 3G customer base of the Group’s Hong Kong mobile operation represented 49.6% of its mobile customer base.

32    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

Operating expenses for the Hong Kong mobile operation increased by 14.2% to HK$4,944 million in 2008 from HK$4,328 million in 2007, due primarily to higher interconnection costs and amortisation charges for capitalised customer acquisition and retention costs.

Operating profit from the Group’s Hong Kong mobile operation slightly decreased by 3.4% to HK$432 million in 2008, compared to HK$447 million in 2007.

•

Hong Kong fixed-line. The Group’s Hong Kong fixed-line operation accounted for 11.4% of the Group’s total turnover in 2008, compared with 11.9% in 2007. Turnover from the Group’s Hong Kong fixed-line operation increased 10.6% to HK$2,693 million in 2008 from HK$2,436 million in 2007. The Group’s fixed-line operation in Hong Kong consists of three market segments: international and carrier business, corporate and business market, and residential market. The international and carrier business, and corporate and business market recorded growth in turnover of 24.8% and 11.3% respectively in 2008, but there was a slight decrease in revenue in the residential market as a result of the intense market competition and shrinking of the residential voice market in Hong Kong.

Operating expenses increased 7.6% to HK$2,361 million in 2008 from HK$2,194 million in 2007. The increase was mainly due to increases in IDD charges and leased line rentals.

As a result of the factors discussed above, operating profit from the Group’s Hong Kong fixed-line operation increased by 37.2% to HK$332 million in 2008 from HK$242 million in 2007.

•

Thailand. The Group’s Thailand operation accounted for 5.0% of the Group’s total turnover in 2008, compared with 4.8% in 2007. Turnover in 2008 increased to HK$1,192 million from HK$973 million in 2007. The increase in turnover was mainly driven by a 9.4% year-on-year increase in the customer base to 1.1 million at the end of 2008 from 978,000 at the end of 2007.

Operating expenses decreased 29.7% to HK$1,112 million in 2008 from HK$1,581 million in 2007, primarily due to the decrease in depreciation and amortisation. As a result of the impairment charges on certain non-current assets in 2007, the depreciation charge in 2008 reflected only the charges for the non-current assets acquired in 2008.

The operating profit from the Group’s Thailand operation was HK$80 million in 2008, compared to a loss after impairment charge of HK$4,462 million in 2007. The change from operating loss in 2007 to operating profit in 2008 was primarily due to the impairment charge of HK$3,854 million on non-current assets recognised in 2007, which also resulted in a significant reduction in depreciation and amortisation charges in 2008.

•

Indonesia. The Group launched operation in Indonesia in the first half of 2007. In 2008, the Group expanded its network coverage to Kalimantan and Sulawesi, achieving a customer base of 4.5 million at the end of 2008, with more than 2.4 million net additions during 2008. Prepaid customers accounted for 99.8% of the total customer base. As at 31 December 2008, the geographic area covered by the Group’s network was over 67% of the total population of Indonesia.

Turnover in 2008 increased to HK$315 million from HK$117 million in 2007, mainly driven by increase in customer base and SMS usage. Turnover for the year reflected a full year operations of 2008, compared to a partial year in 2007 since the service launched in the first half of the year.

Operating expenses increased to HK$1,657 million in 2008 from HK$743 million in 2007. Depreciation and amortisation amounted to HK$339 million in 2008, compared to HK$151 million in 2007. Increase in depreciation in 2008 reflected a full year charge on fixed assets and the capital expenditure recognised during the year. Amortisation charges were recorded in respect of the 3G licence, which has been capitalised as an intangible asset and amortised on a straight-line basis over the life of the licence.

The number of on-air base stations increased from 2,256 at the end of 2007 to over 6,300 by the end of 2008, resulting in higher operating costs, including higher network operation and maintenance costs, higher operating lease costs due to an increase in the number of base station tower sites that are leased from third-party operators and tower companies, and increased managed service costs and frequency fee charges. In addition, the Group incurred higher retail branding costs for various sales and marketing programmes throughout the year.

Hutchison Telecommunications International Limited    2008 Annual Report    |    33

Management Discussion and Analysis

On 18 March 2008, the Group entered into a conditional tower transfer agreement to sell up to 3,692 base station tower sites for cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. The sale of the first and second tranches comprising 2,248 base station tower sites were completed and a total profit from the sale of HK$1,421 million was recognised in 2008.

The Group also recognised a gain of HK$731 million as other income relating to compensation received by the Group’s Indonesian operation from a network supplier in the form of credit vouchers. The Group utilised some of the vouchers during 2008 and expect to utilise the remaining vouchers in an aggregate amount of US$47.4 million (approximately HK$370 million) in 2009 and 2010.

As a result of the factors discussed above, the Group’s operating profit after the profit on disposal of investments and others, net was HK$810 million compared to an operating loss of HK$626 million in 2007, primarily as a result of the gains totaling HK$2,152 million recognised during the year from the sale of base station tower sites and credit vouchers received. Excluding these gains, the Group’s Indonesian operation would have reported an operating loss of HK$1,342 million in 2008.

•	Other operations

Sri Lanka. Turnover decreased 15.3% to HK$160 million in 2008 from HK$189 million in 2007. The decrease in turnover was a result of both a 22.3% decrease in the Group’s customer base to 887,000 at the end of 2008 from 1.1 million at the end of 2007 and on-going tariff decreases in light of severe competition.

The Group’s Sri Lankan operation recorded operating expenses of HK$167 million in 2008, a 33.6% increase compared to HK$125 million in 2007. The increase in operating expenses was primarily a result of increased network rental and maintenance costs for additional base stations acquired during the year. The number of base stations on-air at the end of 2008 reached 600, more than 50% increase compared to 2007. The increase in operating costs was also attributable to increased network site rental expenses and a six-fold increase in cellular and transmission frequency charges by the Telecommunication Regulatory Commission of Sri Lanka in 2008.

As a result of the factors discussed above, the Group’s Sri Lankan operation incurred an operating loss of HK$7 million in 2008, compared to an operating profit of HK$64 million in 2007.

Vietnam. In March 2008, the Group was granted an Investment Certificate from The People’s Committee of Hanoi City, that permitted the conversion of the CDMA network to GSM with a renewed operating period of a further 15 years. In connection with this change, the Group stopped customer recruitment and the existing customers were temporarily migrated to a third-party network during the first half of 2008. The Group plans to launch GSM services in Vietnam in the first quarter of 2009, under the new brand name “Vietnamobile”.

Due to the difference in technology, some CDMA equipment can, with modifications, be used in the new GSM network, while certain CDMA equipment cannot be re-used and therefore will not be used for the entire useful life that had initially been estimated. This resulted in recognition of an accelerated depreciation charge of HK$167 million on the non-reusable CDMA equipment and capitalised expenses to bring the carrying value of these non-reusuable assets as at 31 December 2008 down to their fair value less costs to sell.

Operating loss from the Group’s Vietnamese operation increased to HK$520 million in 2008 from HK$279 million in 2007. This increase was primarily related to costs incurred in rolling out the Group’s GSM network.

Others. Turnover in the Group’s other operations increased to HK$35 million in 2008 from HK$27 million in 2007. Turnover from other operations primarily included the results of the Company’s subsidiary PowerCom Network Hong Kong Limited.

Operating expenses from other operations decreased slightly to HK$367 million in 2008 from HK$409 million in 2007, primarily due to the decrease in share-based payment charges related to the adjustment of the exercise price of the Group’s employee stock options subsequent to the Group’s payment of a special dividend in 2007, offset by a realised exchange loss relating to the payment of the special cash dividend in December 2008.

As a result of the factors discussed above, operating loss from the Group’s other operations decreased to HK$332 million in 2008 compared to HK$382 million in 2007.

34    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

Liquidity and Capital Resources

Requirements

The Group’s liquidity and capital requirements relate principally to the following:

•	capital expenditures for the build-out and expansion of networks in the markets where the Group operates, including purchases of fixed assets and licences;

•	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution and customer services;

•	payments of the principal and interest on debt and dividends; and

•	costs associated with the Group’s expansion of operations into any new markets in which the Group may decide to invest.

Capital expenditures

The following table sets forth the Group’s capital expenditures by segment for the years indicated:

	Capital expenditures on fixed assets		Capital expenditures on other intangible assets
	Year ended 31 December		Year ended 31 December
	2007	2008	2007	2008
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Israel	985	1,191	1	—
Hong Kong mobile	475	582	567	817
Hong Kong fixed-line	463	487	35	48
Thailand	41	34	—	—
Indonesia	1,794	1,544	79	—
Others:
Vietnam	799	259	—	—
Sri Lanka	184	182	—	—
Ghana	12	—	—	—
Others	1	4	—	—

Total others:	996	445	—	—

Total	4,754	4,283	682	865

Hutchison Telecommunications International Limited    2008 Annual Report    |    35

Management Discussion and Analysis

Capital expenditures on fixed assets

In 2008, the Group’s capital expenditures on fixed assets decreased 9.9% to HK$4,283 million, primarily due to decreased capital expenditures on fixed assets in Indonesia and Vietnam. Capital expenditures in Indonesia decreased to HK$1,544 million in 2008 from HK$1,794 million in 2007, reflecting primarily timing differences in the recording of capital expenditures because certain contractual milestones were not reached by the end of 2008, and the introduction of leased base station tower sites in the Group’s network rollout strategy which led to some savings in capital expenditures on site acquisition and construction. Capital expenditures in Vietnam decreased to HK$259 million in 2008 from HK$799 million in 2007, mainly attributable to the deferral of some capital expenditures in relation to the new GSM network to 2009, in line with the expected new GSM service launch in the first quarter of 2009. Capital expenditures in Israel increased partly because of the continued build-out of the transmission network and the foreign exchange impact of the appreciation of the NIS against the Hong Kong Dollar. The increase in capital expenditures on fixed assets in the Group’s Hong Kong mobile operation mainly reflected continued investments in network upgrades and expansion to support growth in the Group’s customer base, including the rollout of HSDPA network.

Capital expenditures on other intangible assets

Capital expenditures on other intangible assets were comprised mainly of telecommunications licences, customer acquisition and retention costs, and costs associated with brand building and expanding the Group’s customer base.

In 2008, the Group’s capital expenditures on other intangible assets increased 26.8% to HK$865 million from HK$682 million in 2007. The increase was mainly due to an increase in capitalised customer acquisition and retention costs in the Group’s Hong Kong mobile operation.

In 2009, the Group will continue to invest in Indonesia and Vietnam to strengthen the Group’s position in these markets. The Group anticipates its capital expenditures in 2009, excluding Hong Kong and Macau operations, to be approximately HK$7 billion with the majority earmarked for Indonesia and Vietnam.

Cash balances and outstanding debt

The Group’s net debt balance was HK$8,475 million as at 31 December 2008, comprising cash and cash equivalents of HK$2,525 million and borrowings of HK$11,000 million. The following table presents a breakdown by segment of cash and cash equivalents, total debts and net cash/ (debt) as at 31 December 2008:

	As at 31 December 2008
	Total debts	Cash and cash equivalents	Net cash/(debt)
	HK$ millions	HK$ millions	HK$ millions
Israel	(4,479)	377	(4,102)
Hong Kong mobile	(5,215)	155	(5,060)
Hong Kong fixed-line	—	105	105
Thailand	(358)	13	(345)
Indonesia	(948)	27	(921)
Others	—	1,848	1,848

Total	(11,000)	2,525	(8,475)

The Group’s cash and cash equivalents were denominated as a percentage of its total cash and cash equivalents at 31 December 2008 as follows:

HK$	NIS	THB	USD	Others	Total
16.5%	14.9%	0.6%	62.5%	5.5%	100.0%

36    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

For the period from 1 January 2008 to 1 December 2008, the Group’s average cash balance was HK$37,930 million. Following the Group’s payment of the special dividend on 2 December 2008 in an amount of HK$33.7 billion, the Group’s cash balance at the end of the year was reduced to HK$2,525 million.

The Group invests its cash with banks having a minimum credit rating of AA-/Aa3, unless the Group’s Board of Directors has specially authorised deposits in a lower-rated bank, principally in short duration money market deposits primarily in US Dollar. Risk on these deposits is managed under concentration limits that take account of banks’ current short and medium term credit-rating profile.

As at 31 December 2008, the Group’s total gross debt was HK$11,000 million, approximately the same as at 31 December 2007. As at 31 December 2007 and 2008, the ratio of the Group’s total gross debt to total assets was 14.4% and 25.1%, respectively. The increase in the ratio of the Group’s total debt to total assets was due to the drop in the Group’s closing cash balance in 2008 to HK$2,525 million, compared to HK$36,611 million in 2007 resulting from the distribution of the special cash dividend in December 2008.

During 2008, the Group’s Hong Kong mobile operation increased the balance of its bank loan to finance the repayment of an intercompany loan from the Hong Kong fixed-line operation. The Group’s Indonesian operation repaid almost half of their outstanding vendor loans by utilising the proceeds from the sale of its base station tower sites.

As at 31 December 2008, 69.6%, or HK$7,652 million, of the Group’s total borrowings were repayable within one year, primarily from the Group’s Hong Kong mobile, Israeli and Indonesian operations. As at 31 December 2007, 46.1% of the Group’s total borrowings, or HK$5,083 million, were repayable within one year.

The Group expects to meet its current and future financing needs primarily through cash flow from its operating activities, borrowings by its subsidiaries from banks based on guarantees and/or pledges provided by the Company and borrowings from members of the Hutchison Whampoa group (“HWL group”).

The following table presents information regarding the Group’s outstanding bank loans and other interest-bearing third-party borrowings and debentures as at 31 December 2008 by segment.

Segment	Fixed/Floating interest rate	Maturity	Currency	Committed facility		Current portion	Non-current portion	Total
				HK$ millions		HK$ millions	HK$ millions	HK$ millions
Israel	Fixed	Apr 09	USD	7	(1)	7	—	7
	Fixed	Dec 11	NIS	15	(1)	5	10	15
	Floating	Mar 09- Mar 12	NIS	5,066	(2)	1,138	3,319	4,457
Hong Kong mobile	Floating	May 09	HKD	9,000		5,215	—	5,215
Thailand	Floating	Jan 09- Aug 09	THB	583		301	—	301
	Floating	Mar 10	USD	69		38	19	57
Indonesia	Floating	Apr 09	USD	2,335		948	—	948

Total				17,075		7,652	3,348	11,000

Notes:

1.	Includes finance lease obligations as at 31 December 2008.
2.	Includes floating rate notes as at 31 December 2008.

Hutchison Telecommunications International Limited    2008 Annual Report    |    37

Management Discussion and Analysis

The Group’s existing HK$9 billion bank revolving credit and term loan facility will expire on 15 May 2009. During 2008, the Group entered into a secured revolving credit and term loan facility with a maximum aggregate amount of US$2.5 billion (approximately HK$19,376 million) from an indirect subsidiary of HWL at a floating interest rate of LIBOR + 2.45% per annum and a final maturity date on 15 November 2011. The facility is guaranteed by HWL and is secured by the assets, rights and business and the issued share capital of the Company and any of its subsidiaries as are identified for this purpose in the facility agreement. As at 31 December 2008, the Group had not utilised the facility.

The following tables present the Group’s outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses, for the years ended 31 December 2007 and 2008 in respect of such debt:

	As at and for the year end 31 December 2007
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Israel	47	4,072	4,119	283
Hong Kong mobile	4,600	—	4,600	216
Hong Kong fixed-line	4	—	4	123
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Others	85	—	85	14

Total for continuing operations	5,083	5,937	11,020	1,017
Discontinued operations	—	—	—	672

Total	5,083	5,937	11,020	1,689

	As at and for the year end 31 December 2008
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Israel	1,150	3,329	4,479	385
Hong Kong mobile	5,215	—	5,215	134
Hong Kong fixed-line	—	—	—	—
Thailand	339	19	358	18
Indonesia	948	—	948	79
Others	—	—	—	3

Total	7,652	3,348	11,000	619

38    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

As at 31 December 2008, total borrowings of HK$69 million, compared to HK$182 million as at 31 December 2007 were guaranteed by members of the HWL group. These guaranteed borrowings were in respect of loans to the Group’s Thailand operation. Under the terms of a credit support agreement with the HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as a guarantee liability remains. The total amount of fees paid to the HWL group in 2008 in respect of these borrowings was HK$10 million, compared to HK$54 million in 2007.

As at 31 December 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at 31 December 2008, these pledged fixed assets had a carrying value of HK$1,131 million, compared with HK$4,971 million as at 31 December 2007. As at 31 December 2008, these pledged current assets had a carrying value of HK$14 million, compared with HK$2,398 million as at 31 December 2007. As at 31 December 2008, the Group had total current borrowings of HK$7,652 million and total non-current borrowings of HK$3,348 million, compared to HK$5,083 million and HK$5,937 million, respectively, as at 31 December 2007. HK$948 million of the Group’s current borrowings were secured as at 31 December 2008, compared to HK$4,600 million in secured current borrowings as at 31 December 2007. None of the Group’s non-current borrowings as at 31 December 2008 were secured, compared to HK$1,807 million as at 31 December 2007.

During 2007, the Group provided inter company loans to the Group’s Thailand operation in US Dollar totaling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai Baht, which were subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US Dollar proceeds to Thai Baht. To receive an exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, the Group entered into forward foreign exchange contracts with various banks in Thailand. As at 31 December 2007, the Group had US$1,095 million, outstanding under these forward foreign exchange contracts where the Group had commitments to sell Thai Baht and buy US Dollar at pre-agreed rates. All of these forward foreign exchange contracts were closed out during 2008.

Capital resources

As at 31 December 2008, the Group had net current liabilities of HK$7,675 million compared to net current assets of HK$28,638 million as at 31 December 2007. The change from a net current asset position in 2007 to a net current liability position in 2008 was primarily attributable to a decrease in cash and cash equivalents of HK$34,021 million, as a result of the Group’s distribution of a special cash dividend in December 2008 as described above.

Hutchison Telecommunications International Limited    2008 Annual Report    |    39

Management Discussion and Analysis

The following table sets out the Group’s major cash inflows/(outflows):

	For the year ended 31 December
	2007	2008
	HK$ millions	HK$ millions
Cash flows from operating activities
Continuing operations:
(Loss)/Profit before taxation	(2,535)	3,793
Adjustments for:
– Interest and other finance costs, net	(284)	256
– Non-cash items	8,373	4,670
– Profit on disposal of investments and others, net	(8)	(2,453)
– Share of results of jointly-controlled entities	—	11
– Changes in working capital	(607)	621

Cash generated from continuing operations	4,939	6,898
Interest and other finance costs, net, and taxes paid	53	(646)

Net cash generated from operating activities of continuing operations	4,992	6,252

Discontinued operations:
Cash generated from discontinued operations	782	—
Interest and other finance costs, net, and taxes paid	(786)	—

Net cash used in operating activities of discontinued operations	(4)	—

Net cash generated from operating activities	4,988	6,252

Cash flows from investing activities
Continuing operations:
Net purchases and disposals of fixed assets	(2,509)	(4,950)
Additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advanced payments for network rollout, included in other receivables and prepayment, and decrease in long term deposits	(1,788)	(1,528)
Investments in jointly-controlled entities	—	(99)
Increase in interest in subsidiary	—	(570)
Upfront and fixed periodic payments for telecommunications licences	(296)	(537)
Purchase of shares of a subsidiary under a share buy-back plan	—	(799)
Proceeds from disposal of subsidiaries, net of cash disposed of	—	578
Proceeds from disposal of base station tower sites	—	2,373

Net cash used in investing activities of continuing operations	(4,593)	(5,532)

Discontinued operations:
Cash used in investing activities	(4,697)	—
Proceeds from disposal of subsidiaries, net of cash disposed of	83,185	—

Net cash generated from investing activities of discontinued operations	78,488	—

Net cash generated from/(used in) investing activities	73,895	(5,532)

Cash flows from financing activities
Continuing operations:
Net cash used in financing activities	(14,045)	(42)
Proceeds from exercise of share options	237	111
Dividend paid to the Company's shareholders	(32,234)	(33,700)
Net cash flows from/(to) minority shareholders	14	(1,000)
Settlement and rollover of derivatives	—	(110)

Net cash used in financing activities of continuing operations	(46,028)	(34,741)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	1,708	—

Net cash used in financing activities	(44,320)	(34,741)

Increase/(Decrease) in cash and cash equivalents	34,563	(34,021)

40    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

The Group’s net cash generated from operating activities in 2008 was HK$6,252 million, 25.3% higher than the HK$4,988 million generated in 2007. In 2008, the Group’s net cash generated from operating activities was all from continuing operations. In 2007, the Group’s net cash generated from operating activities of continuing operations was HK$4,992 million, and the Group’s net cash used in operating activities of discontinued operations was HK$4 million.

The Group’s net cash generated from operating activities of continuing operations was HK$6,252 million in 2008, compared with HK$4,992 million in 2007. In 2008, the Group’s cash generated from continuing operations was primarily a result of its profit before taxation of HK$3,793 million, as positively adjusted for non-cash and other items of HK$3,105 million, including primarily depreciation and amortisation charges, offset in part by a profit from the sale of base station tower sites of the Group’s Indonesian operation, which resulted in cash generated from continuing operations of HK$6,898 million. This amount was reduced by the Group’s net interest and other finance costs and taxes paid of HK$646 million. In 2007, the Group’s cash generated from continuing operations of HK$4,939 million was primarily a result of its loss before taxation of HK$2,535 million, as positively adjusted for non-cash and other items of HK$7,474 million, including primarily an impairment charge for the Group’s Thailand operation, depreciation and amortisation charges and share-based payment charges related to the Group’s adjustment of the exercise price of employee stock options, offset in part by a decrease in working capital. This amount was positively adjusted by the Group’s net interest and other finance costs and taxes paid from continuing operations of HK$53 million, which resulted in net cash generated from continuing operations of HK$4,992 million.

There was no net cash generated from or used in operating activities of discontinued operations in 2008. Net cash used in operating activities of discontinued operations was HK$4 million in 2007. This difference was primarily due to the inclusion of partial year results of CGP in 2007 before the Group’s sale of CGP in May 2007. The Group’s net cash generated from operating activities of discontinued operations in 2007 was a result of cash generated from discontinued operations of HK$782 million, offset by net interest and other finance costs and taxes paid of HK$786 million.

The Group’s net cash used in investing activities was HK$5,532 million in 2008, compared with net cash generated from investing activities of HK$73,895 million in 2007. In 2008, net cash used in investing activities related primarily to the net purchases and disposals of fixed assets of HK$4,950 million, purchase of shares of a subsidiary under a share buy-back plan of HK$799 million, offset in part by the proceeds from the disposal of base station tower sites in the Group’s Indonesian operation of approximately HK$2,373 million. The net cash generated from investing activities in 2007 consisted mainly of the proceeds of HK$83,185 million from the Group’s sale of CGP, which was offset in part by factors including cash used in investing activities of discontinued operations of HK$4,697 million and cash used in investing activities of continuing operations of HK$4,593 million.

The Group’s net cash used in financing activities in 2008 was HK$34,741 million, compared with net cash used in financing activities of HK$44,320 million in 2007. The cash outflow from financing activities in 2008 was mainly attributable to the Group’s payment of a special dividend of HK$33,700 million, while the cash outflow in 2007 was mainly attributable to a special dividend of HK$32,234 million and a net decrease in loans of HK$14,045 million.

The decrease in the Group’s cash and cash equivalents in 2008 was HK$34,021 million, compared to an increase in cash and cash equivalents of HK$34,563 million in 2007.

Hutchison Telecommunications International Limited    2008 Annual Report    |    41

Management Discussion and Analysis

Contractual Obligations

The following table sets forth selected information regarding the Group’s contractual obligations to make future payments as at 31 December 2008:

	Payments due within
	Total	1 year	1 –3 years	3-5 years	After 5 years
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Purchase obligations	11,654	10,509	1,142	3	—
Operating lease obligations	9,380	1,302	2,074	1,615	4,389
Borrowings	11,000	7,652	2,978	370	—
Licence fees liabilities	2,354	358	729	666	601

Total contractual obligations	34,388	19,821	6,923	2,654	4,990

The Group’s purchase obligations primarily relate to obligations to acquire fixed assets, pursuant mainly to network supply agreements. As at 31 December 2008, 91% of the Group’s purchase obligations related to the acquisition of fixed assets for the Group’s Indonesian and Vietnamese operations for the rollout of the networks in those countries.

Operating lease obligations relate to the leases on land and buildings and other assets, of which 63% represented obligations to rent base station tower sites from certain telecommunication operators by the Group’s Indonesian operation as at 31 December 2008, including the leaseback of the 2,248 base station tower sites sold to Protelindo.

Borrowings represent the Group’s total gross debt as at 31 December 2008. See “– Liquidity and Capital Resources – Cash balances and outstanding debt.”

Licence fee liabilities relate primarily to the Group’s Indonesian and Thailand operations and, to a lesser extent, Hong Kong. In Indonesia and Hong Kong, the 3G licences, which have been capitalised as intangible assets, are amortised on a straight-line basis over the life of those licences. In Thailand the minimum guaranteed revenue share payable to CAT Telecom Public Company Limited has been capitalised and amortised on a straight-line basis.

Off-balance Sheet Arrangements

In addition to the contractual obligations discussed above, the Group had certain other commitments that could require it to make payments in the future. These commitments are not included in the Company’s consolidated balance sheet.

As at 31 December 2008, the Group had issued a guarantee amounting to approximately HK$503 million to a bank as collateral for the performance bond required by the OFTA in Hong Kong under the terms of a licence granted to a subsidiary.

As at 31 December 2008, the Group also had contingent liabilities in respect of performance guarantees of HK$50 million that principally related to guarantees that had been given prior to the disposal of Vanda IT Solutions & Systems Management Limited (“Vanda IT Solutions”) in July 2006 in favour of counterparties of Vanda IT Solutions and its affiliates under various financing and equipment purchase transactions entered into by them. The Group is not aware of any circumstance that would require it to perform under these guarantees, which have been counter-indemnified by the purchaser of Vanda IT Solutions, a member of the HWL group.

42    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

In October 2001, the Company’s subsidiary in Hong Kong was issued a 3G licence with a duration of 15 years. For the first five years of the term of the licence, fixed annual licence fees were payable. Beginning from the sixth year of the licence, variable licence fees are payable, with these payments to be equal to the greater of (1) 5% of network turnover in respect of the relevant year and (2) a specified minimum licence fee in respect of the relevant year. The net present value of the minimum fee has already been recorded in the Group’s accounts as licence fees liabilities. Under the terms of the licence, the actual amount due could be greater than the amount recorded.

The Company’s subsidiary in Israel, Partner Communications, is committed to pay licence royalties to the government of Israel based on its “income from cellular services,” as defined in the Israeli Telecommunications (Royalties) Regulations, 2001, which includes all kinds of income of Partner Communications from the provision of telecommunications services under the licence–including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licencee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since 1 January 2006 and will continue to be reduced until it reaches 1%. In 2008, the royalty rate was 2%.

The Group is required under the relevant shareholders’ agreements relating to the interests in the Group’s operating companies in Thailand to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which the Group holds the interests in these operating companies. To date, the Group has met these funding obligations primarily by direct funding through shareholders’ loans.

Other Contingent Liabilities

As at 31 December 2008, a total of 18 claims against the Company’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim In approximate HK$ millions
	2007	2008
Alleged violation of antitrust law	238	246
Alleged consumer complaints	5,025	1,719
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980	2,050

At this stage, and until the claims are recognised as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims and therefore no provision has been made.

A potential claim of approximately NIS42.5 million (approximately HK$87 million) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

Hutchison Telecommunications International Limited    2008 Annual Report    |    43

Management Discussion and Analysis

Factors Affecting the Group’s Results of Operations

In respect of the Hong Kong mobile operation, a jointly-controlled entity in which the Group effectively holds a 38% interest, was provisionally awarded a spectrum to operate BWA services subject to the payment of a SUF of HK$518 million and the provision of a performance bond in the amount of HK$150 million to the OFTA.

The capital and credit markets have been experiencing extreme volatility and disruption in recent months. For the Group, this has been further intensified by political and regulatory developments in the markets in which it operates. If current levels of market disruption and volatility continue or worsen, there can be no assurance that this will not adversely affect the Group’s businesses, financial condition, result of operations or ability to access capital. While it is not possible to predict the areas impacted by these financial conditions, the Group is actively monitoring and managing the performance of its operations to minimise any material exposures.

Market Risk Hedging and Derivatives

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to the Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong Dollar. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for speculative purposes.

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

For overseas subsidiaries and associates and other investments, which consist of non-Hong Kong Dollar and non-US Dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and may instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist.

44    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings which bear interest at floating rates. The Group manages its interest rate exposure with a focus on reducing the Group’s overall cost of debt and exposure to changes in interest rates. When considered appropriate, the Group uses interest rate swaps to manage its long-term interest rate exposure and exposure to short-term interest rate volatility.

The following table summarises the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of the Group’s current and non-current liabilities as at 31 December 2008 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third party borrowings:

	31 December 2008 Maturities					31 December 2008
	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(HK$ in millions except rates)
Local currency:
Hong Kong Dollars:
Variable rate	5,215	—	—	—	—	5,215	5,215
Average weighted rate (1)	2.70%	—	—	—	—	2.70%	2.70%

Sub-total	5,215	—	—	—	—	5,215	5,215

Foreign currency:
Thai Baht:
Variable rate	301	—	—	—	—	301	301
Average weighted rate (1)	3.96%	—	—	—	—	3.96%	3.96%

Sub-total	301	—	—	—	—	301	301

New Israeli Shekels:
Variable rate	1,138	1,473	1,477	369	—	4,457	4,462
Average weighted rate (1)	8.46%	8.65%	8.65%	8.65%	—	8.60%	8.60%
Fixed rate	5	5	5	—	—	15	15
Average weighted rate (1)	4.25%	4.25%	4.25%	—	—	4.25%	4.25%

Sub-total	1,143	1,478	1,482	369	—	4,472	4,477

US Dollars:
Fixed rate	7	—	—	—	—	7	7
Average weighted rate(1)	7.25%	—	—	—	—	7.25%	7.25%
Variable rate	986	19	—	—	—	1,005	1,005
Average weighted rate(1)	5.83%	4.27%	—	—	—	5.80%	5.80%

Sub-total	993	19	—	—	—	1,012	1,012

Total	7,652	1,497	1,482	369	—	11,000	11,005

(1)	Weighted average rates of the portfolio at the year end.

Hutchison Telecommunications International Limited    2008 Annual Report    |    45

Management Discussion and Analysis

Critical Accounting Policies

The preparation of accounts often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in the Group’s consolidated balance sheet, the turnover and expenses in the Group’s consolidated profit and loss account and the information that is contained in the significant accounting policies and notes to the Group’s accounts. The Group’s management continually evaluates its estimates and judgments based on historical experience and other factors, including expectations of future events, that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The Group believes that the followings are some of the more critical judgment areas in the application of the Group’s accounting policies under IFRS that affect the Group’s reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 2 to the Group’s accounts.

Long-lived Assets

The Group has substantial investments in tangible and intangible long-lived assets, primarily the Group’s mobile and fixed-line telecommunications network equipment and licences. Changes in technology or changes in the Group’s intended use of these assets may cause the estimated period of use or value of these assets to change.

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group continually monitors the Group’s businesses, markets and business environments and makes judgments and assessments about whether such an event has occurred. An impairment loss is recognised with respect to an asset to the extent that the carrying amount of that asset cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Such an impairment charge is recognised in the Group’s consolidated profit and loss account.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. In performing the impairment assessment, the Group also considers the impact of current economic environment on the Group’s operation.

Goodwill

Under IFRS, goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or jointly-controlled entity at the date of acquisition. Goodwill on acquisition is reported in the Group’s consolidated balance sheet as a separate asset or, as applicable, included within investment in associate and jointly-controlled entity. Goodwill is tested annually for impairment, and it is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which the Group operates.

46    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

Deferred Taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

The Group has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forward. As at 31 December 2008, the Group had recognised HK$368 million in deferred tax assets.

Income Taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Depreciation of Fixed Assets

The Group’s business is capital intensive. Depreciation of operating assets constitutes a substantial operating cost for the Group. The cost of the Group’s fixed assets, principally telecommunications and network equipment, is charged to depreciation expense over their estimated useful lives. The Group depreciates the Group’s telecommunications and network equipment using the straight-line method over their estimated useful lives. The Group periodically reviews changes in the Group’s technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates.

Actual economic lives may differ from the Group’s estimated useful lives. Periodic reviews could result in a change in the Group’s depreciable lives and therefore the Group’s depreciation expense in future years.

Amortisation of Telecommunications Spectrum Licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time, through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

Hutchison Telecommunications International Limited    2008 Annual Report    |    47

Management Discussion and Analysis

Amortisation of Telecommunications Customer Acquisition and Retention Costs

Costs to acquire or retain telecommunications customers, which are postpaid (and primarily 3G) customers, pursuant to a contract with early termination penalties are capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to us; and (3) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customers’ payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalised customer acquisition and retention costs are amortised over the minimum enforceable contractual period, which is generally a period of 18 to 24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns. Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

Revenue Recognition

The Group’s postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognised when services are rendered and collectibility is reasonably assured, and prepaid revenues are recognised when the services have been used by the prepaid customers or when the services periods have expired.

Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis. When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers. When handsets are sold to end customers for the purposes of acquiring new customers or retaining existing customers, the Group subsidises the sale of handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non revenue-generating transaction and accordingly, no revenue is recognised from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalised as an element of customer acquisition and retention costs.

Sale and Leaseback Transactions

Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Company. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification as a finance lease or operating lease determines whether the leased asset is treated on-balance sheet or off-balance sheet. In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognised. It is either deferred and amortised (finance lease) or recognised in the profit and loss account immediately (operating lease).

Other Income

The Group has been granted credit vouchers by a key network supplier for offset against future services and purchases from the supplier. The value of the vouchers is recognised as other income. Judgment is required in determining the fair value of the vouchers and whether the credit voucher should be accounted for as income or as a purchase discount. This includes, but is not limited to, an assessment of the nature of the credit vouchers and their grant, the conditions attached to utilisation of the vouchers, and the separation of economic events from future purchases.

Recognition as income or as a purchase discount determines whether the vouchers are recognised immediately when the Group becomes entitled to the right to use the credit vouchers and the contractual obligations of the network supplier are waived, or deferred and recognised upon making purchases from the supplier and offset against the purchase invoices.

48    |    Hutchison Telecommunications International Limited    2008 Annual Report

Management Discussion and Analysis

Recent Accounting Pronouncements

The following new/revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2008:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 (Amendment)	Financial Instruments: Presentation
IAS 1 (Amendment)	Presentation of Financial Statements-Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 1 (Amendment)	First Time Adoption of IFRS
IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Revised)	Business Combinations
IFRS 8	Operating Segments
IFRIC Interpretation 13	Customer Loyalty Programmes
IFRIC Interpretation 15	Agreements for the Construction of Real Estates
IFRIC Interpretation 16	Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners

IASB’s improvements to IFRS, including:

IAS 1 (Amendment)	Presentation of Financial Statements
IAS 2 (Amendment)	Inventories
IAS 7 (Amendment)	Statement of Cash Flows
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 20 (Amendment)	Accounting for Government Grants and Disclosure of Government Assistance
IAS 23 (Amendment)	Borrowing Costs
IAS 27 (Amendment)	Consolidated and Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates
IAS 29 (Amendment)	Financial Reporting in Hyperinflationary Economies
IAS 31 (Amendment)	Interests in Joint Ventures
IAS 36 (Amendment)	Impairment of Assets
IAS 38 (Amendment)	Intangible Assets
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IAS 40 (Amendment)	Investment Property
IAS 41 (Amendment)	Agriculture
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations

Apart from the above, there are also a number of minor amendments to IFRS 7, ‘Financial Instruments: Disclosures’, IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 10, ‘Events After the Balance Sheet Date’, IAS 18, ‘Revenue’ and IAS 34, ‘Interim Financial Reporting’.

The Group did not early adopt any of these new/revised standards, amendments to standards and interpretations to existing standards. The Group is in the process of assessing the impact of these new/revised standards, amendments to standards and interpretations to existing standards on the Group’s results and financial position in the future.

Hutchison Telecommunications International Limited    2008 Annual Report    |    49

Directors’ Report

The Directors have pleasure in submitting to shareholders their report and statement of the audited accounts for the year ended 31 December 2008.

Principal Activities

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of mobile and fixed-line telecommunications services and the activities of its principal subsidiaries are shown on page 143.

Group Profit

The consolidated profit and loss account is set out on page 78 and shows the Group profit for the year ended 31 December 2008.

Dividends

On 2 December 2008, the Company paid a special dividend of HK$7 per share (or approximately US$13.55 per American Depositary Share issued by Citibank N.A., each representing ownership of 15 shares) to shareholders which represented approximately HK$33,700 million in aggregate. The Directors do not recommend the payment of any final dividend.

On 4 March 2009, the Board of the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), an indirect wholly-owned subsidiary of the Company, conditional on (i) The Stock Exchange of Hong Kong Limited (the “SEHK”) approving the proposed spin-off of HTHKH by the Company and Hutchison Whampoa Limited (“HWL”); and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK, as set out in Note 14(b) to the accounts.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in Note 40(e) and Note 30 to the accounts on pages 142 and 128 respectively.

Charitable Donations

Donations to charitable organisations by the Group during the year amounted to approximately HK$11 million.

Fixed Assets

Particulars of the movements of fixed assets are set out in Note 20 to the accounts.

Share Capital

Details of the share capital of the Company are set out in Note 29 to the accounts.

50    |    Hutchison Telecommunications International Limited    2008 Annual Report

Directors’ Report

Directors

The Directors of the Company as at 31 December 2008 were:

Chairman:

Mr Fok Kin-ning, Canning

Executive Directors:

Mr Lui Dennis Pok Man

Mr Christopher John Foll

Mr Chan Ting Yu

(also Alternate to Mr Lui Dennis Pok Man)

Mr Wong King Fai, Peter

Non-executive Directors:

Mrs Chow Woo Mo Fong, Susan

(also Alternate to Mr Fok Kin-ning, Canning and Mr Frank John Sixt)

Mr Frank John Sixt

Independent Non-executive Directors:

Mr Kwan Kai Cheong

Mr John W Stanton

Mr Kevin Westley

Alternate Directors:

Mr Woo Chiu Man, Cliff

(Alternate to Mr Christopher John Foll)

Mr Ma Lai Chee Gerald

(Alternate to Mr Wong King Fai, Peter)

On 3 January 2008, Messrs Aldo Mareuse and Michael John O’Connor both resigned as Non-executive Directors of the Company, and Mr Ragy Soliman automatically ceased to act as Alternate Director to Mr Mareuse. On the same day, Messrs Chan Ting Yu and Wong King Fai, Peter were appointed as Executive Directors of the Company, Mrs Chow Woo Mo Fong, Susan was appointed as Non-executive Director of the Company, and Mr Ma Lai Chee, Gerald was appointed as Alternate Director to Mr Wong.

Mr Tim Lincoln Pennington resigned as Executive Director of the Company on 20 August 2008 and as Chief Financial Officer of the Company on 1 September 2008. Mr Woo Chiu Man, Cliff automatically ceased to act as Alternate Director to Mr Pennington on 20 August 2008. Mr Christopher John Foll was appointed as Executive Director of the Company on 20 August 2008 and as Chief Financial Officer of the Company on 1 September 2008. Mr Woo Chiu Man, Cliff was appointed as Alternate Director to Mr Foll on 20 August 2008.

The Board expresses its gratitude to Messrs Mareuse, O’Connor, Pennington and Soliman for their valuable contributions to the Company.

In accordance with Article 86(3) of the Company’s Articles of Association, Mr Christopher John Foll will retire by rotation at the forthcoming annual general meeting and being eligible, offer himself for re-election.

In accordance with Article 87(1) of the Company’s Articles of Association, Messrs Fok Kin-ning Canning, Lui Dennis Pok Man and Kwan Kai Cheong will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

The Company received confirmation from all the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company considered all the Independent Non-executive Directors as independent.

The Directors’ biographical details are set out on pages 12 to 15.

Directors’ Service Contracts

None of the Directors who are being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Hutchison Telecommunications International Limited    2008 Annual Report    |    51

Directors’ Report

Interest in Contracts

No contracts of significance in relation to the businesses of the Company and its subsidiary companies to which the Company or a subsidiary company was a party in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected Transaction and Continuing Connected Transactions

During the year ended 31 December 2008, the Group undertook the following connected transaction and continuing connected transactions (the “Continuing Connected Transactions”):

(1)	Pursuant to a marketing agreement dated 14 August 1996 (the “Thai Marketing Agreement”) and made between Hutchison CAT Wireless MultiMedia Limited (“Hutchison CAT”, a company consolidated into the Group’s financial statements as subsidiary) and CAT Telecom Public Company Limited (“CAT Telecom”), Hutchison CAT has continued to market the CDMA2000 1X network services of CAT Telecom under the Hutch brand name in 25 provinces located in central Thailand and provide after-sales services and other supplementary services relating to such sales and marketing activities on an exclusive basis, in return for a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers.

CAT Telecom is a connected person of the Company by virtue of being a substantial shareholder holding approximately 26% interest of and in Hutchison CAT, one of the Group’s Thai joint ventures which is consolidated as a subsidiary into the Group’s financial statements. The Thai Marketing Agreement therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(2)	The Group had the following funding arrangements in Thailand (the “Thai Financial Assistance”) with respect to the Company’s connected persons:

a.	Pursuant to the shareholders’ agreement dated 16 October 2000 and made between Hutchison Telecommunications Investment Limited, an indirect wholly-owned subsidiary of the Company, GMRP (Thailand) Limited (“GMRP”), and three other Thai minority shareholders with respect to Hutchison Wireless MultiMedia Holdings Limited (“Hutchison Wireless”), the Group advanced to GMRP an interest-free loan of THB4,350,000 (approximately HK$1,030,000) for GMRP to acquire its initial equity interest in Hutchison Wireless, secured by pledges to the Group of its shares in Hutchison Wireless. The loan was repaid in 2008. The Group had agreed to make interest-free advances to GMRP to enable the latter to maintain its interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless.

b.	Pursuant to the shareholders’ agreement dated 16 October 2000 and made between Light Power Telecommunications Limited (“Light Power”, an indirect wholly-owned subsidiary of the Company) and DPBB (Thailand) Limited (“DPBB”) with respect to PKNS (Thailand) Limited (“PKNS”), the Group advanced to DPBB an interest–free loan of THB127,500 (approximately HK$30,000) for DPBB to acquire its 51% interest in PKNS, secured by pledges to the Group of its shares in PKNS. The loan was repaid in 2008. The Group had agreed to make interest-free advances to DPBB to enable the latter to meet any future equity contribution obligations for the purpose of maintaining its 51% shareholding in PKNS.

Each of GMRP and DPBB is a connected person of the Company by virtue of being an associate of a director of BFKT (Thailand) Limited, an indirect non wholly-owned subsidiary of the Company. The provision of the Thai Financial Assistance by the Group therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(3)

On 16 June 2005, the Company consolidated certain of the Group’s offices and relocated to the premises currently known as Hutchison Telecom Tower, located at 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong (“Hutchison Telecom Tower”) by entering into a tenancy agreement (together the “Tsing Yi Tenancy Agreements”) of a three-year term (“Term”) commencing from 1 May 2005 (subject to any request from the tenant for options to renew the tenancy for two successive periods of three years each on terms to be agreed) and made between Hongkong International Terminals Limited (“HIT”, an indirect non wholly-owned subsidiary of HWL) as landlord and each of (a) Hutchison Telecommunications International (HK) Limited (“HTIHK”, an indirect wholly-owned subsidiary of the Company) as tenant for the lease of the whole of the 20th Floor and portion of the 18th Floor of the Hutchison Telecom Tower (the “HTIHK Premises”), with a gross floor area of approximately 20,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management

52    |    Hutchison Telecommunications International Limited    2008 Annual Report

Directors’ Report

fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term; (b) Hutchison Telecommunications (Hong Kong) Limited (“HTHK”, an indirect wholly-owned subsidiary of the Company) as tenant for the lease of the 7th, 11th, 12th and 15th Floors, and portions of the 5th, 8th, 16th, 18th and 19th Floors of Hutchison Telecom Tower (the “HTHK Premises”) with a gross floor area of approximately 152,931 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$6.9 per sq.ft. for 11th and 12th Floors and HK$5.5 per sq.ft. for the other areas of the HTHK Premises and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term; and (c) Hutchison Global Communications Limited (“HGC”, an indirect wholly-owned subsidiary of the Company) as tenant for the lease of the whole of the 9th, 10th and 17th Floors and portions of the 5th, 6th, 8th, 16th, 18th and 19th Floors of Hutchison Telecom Tower (the “HGC Premises”) with a gross floor area of approximately 130,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term.

On 2 May 2008, HTIHK, HTHK and HGC as tenants and HIT and Dragon View Resources Limited (“Dragon View”, an indirect non wholly- owned subsidiary of HWL) as landlord entered into renewal agreements of the Tsing Yi Tenancy Agreements (the “Tsing Yi Tenancy Renewal Agreements”) of a further three-year term (“Renewed Term”) commencing from 1 May 2008 (subject to any request from the tenant for options to renew the tenancy for another period of three years on terms to be agreed) for (a) the HTIHK Premises at (i) rental (excluding Government rent, rates and service charges) of HK$6.05 per sq.ft. and (ii) management fee in the range of HK$2.1 to HK$3.0 per sq.ft. of gross floor area per month during the Renewed Term; (b) the HTHK Premises at (i) rental (excluding Government rent, rates and service charges) of HK$7.59 per sq.ft. and (ii) management fee in the range of HK$2.1 to HK$3.0 per sq.ft. of gross floor area per month during the Renewed Term; and (c) the HGC Premises at (i) rental (excluding Government rent, rates and service charges) of HK$6.05 per sq.ft. and (ii) management fee in the range of HK$2.1 to HK$3.0 per sq.ft. of gross floor area per month during the Renewed Term.

Each of HIT and Dragon View is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The tenancy of each of the HTIHK Premises, the HTHK Premises and the HGC Premises therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(4)	On 27 March 2007, conditional handset supply agreements (the “Handset Supply Agreements”) were entered into between H3G Procurement Services S.à r.l. (“H3G PS”, an indirect wholly-owned subsidiary of HWL) and each of Hutchison Telephone Company Limited (“HTCL”) and Partner Communications Company Ltd. (“Partner Communications”), pursuant to which each of HTCL and Partner Communications may from time to time, with effect from 1 January 2007 and for an initial period of three years, elect to purchase handsets from H3G PS for the purpose of their respective 3G business, on the terms and conditions set out in the respective Handset Supply Agreements.

H3G PS is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The sale and purchase of handsets contemplated under the Handset Supply Agreements therefore constituted continuing connected transactions for the Company under the Listing Rules.

(5)	On 25 November 2008, the Company entered into a conditional facility agreement (the “Facility Agreement”) with Hutchison Telecommunications Finance Company Limited (“HTFCL”) and Hutchison Facility Agents Limited (“HFAL”) (both being indirect subsidiaries of HWL), pursuant to which HTFCL agreed to make available to the Company and certain of its subsidiaries a senior secured revolving credit/term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) (the “HWL Financial Assistance”) in two tranches, which shall mature on 15 November 2011: (a) US$1,160 million (approximately HK$8,991 million) term loan facility in and towards repayment of outstanding amounts due and payable under the existing HK$9,000 million credit facility provided by a group of independent financial institutions to the Company and HTCL and (b) US$1,340 million (approximately HK$10,385 million) revolving credit facility in and towards refinancing of other existing indebtedness and funding any acquisition and general corporate purposes of the Group (the “HWL Continuing Financial Assistance”), subject to the terms and conditions of the Facility Agreement.

Each of HWL, HTFCL and HFAL is a connected person of the Company by virtue of being a substantial shareholder (in case of HWL) or an associate of a substantial shareholder (in the case of HTFCL and HFAL) of the Company. The provision of the HWL Financial Assistance contemplated under the Facility Agreement where security over the assets of the Group is granted constitutes a connected transaction (which includes a continuing connected transaction) for the Company under the Listing Rules.

The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with regard to the above connected transaction and the Continuing Connected Transactions.

Hutchison Telecommunications International Limited    2008 Annual Report    |    53

Directors’ Report

Annual Review of Continuing Connected Transactions

The aggregate amount for the year ended 31 December 2008 attributable to each of the continuing connected transactions (together the “2008 Continuing Connected Transactions”) which are subject to annual review requirements under the Listing Rules were as follows:

		Aggregate amount for the year ended 31 December 2008
2008 Continuing Connected Transactions		HK$ millions
(1)	Thai Marketing Agreement:
	– revenue to the Group			889

(2)	Thai Financial Assistance to:
	(a) GMRP	(a	)	Nil
	(b) DPBB	(b	)	Nil

(3)	Tsing Yi Tenancy:
	(a) Tsing Yi Tenancy Agreements	(a	)	9.5
	(b) Tsing Yi Tenancy Renewal Agreements	(b	)	20.4

(4)	Handset Supply Agreements
	(a) HTCL	(a	)	142
	(b) Partner Communications	(b	)	13

(5)	HWL Continuing Financial Assistance			Nil

All the Independent Non-executive Directors of the Company have reviewed the 2008 Continuing Connected Transactions, and confirmed that they had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and (iii) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Based on the work performed, the Company’s auditor has confirmed in a letter to the Board of Directors of the Company to the effect that the 2008 Continuing Connected Transactions:

(1)	had received the approval of the Board of Directors of the Company;

(2)	were in accordance with the pricing policies of the Group if such transactions involved provision of goods and services by the Group;

(3)	were entered into in accordance with the terms of the relevant agreements governing such transactions; and

(4)	did not exceed the respective cap amounts as referred to in the previous announcements.

Save as disclosed above, none of the transactions disclosed as related party transactions in Note 37 to the accounts is a connected transaction or a continuing connected transaction for the Company as defined under the Listing Rules or they are connected transactions or continuing connected transactions for the Company exempt from the reporting requirements under the Listing Rules.

54    |    Hutchison Telecommunications International Limited    2008 Annual Report

Directors’ Report

Directors’ and chief executive’s interests and short positions in shares, underlying shares and debentures

As at 31 December 2008, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules as adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the shares, underlying shares in, and debentures of the Company

Long positions in the shares and underlying shares in the Company

				Number of underlying share held
Name of Director/ Alternate Director	Capacity	Nature of interests	Number of shares held	in American Depositary Shares	in share options	Approximate % of shareholding
Fok Kin–ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.0250%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.0052%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.0053%

Lui Dennis Pok Man	Beneficial owner	Personal interest	9,100,000	—	—	0.1890%

Christopher John Foll	Beneficial owner	Personal interest	—	—	5,000,000 (Note 3)	0.1039%

Chan Ting Yu	Beneficial owner	Personal interest	3,433,333	—	—	0.0713%

Wong King Fai, Peter	Beneficial owner	Personal interest	2,666,667	—	—	0.0554%

John W Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 4)	—	0.0022%

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	2,333,333	—	—	0.0485%

Notes:

1.	Such ordinary shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr Frank John Sixt.
3.	Such interests are directors’ interests in underlying shares in respect of the share options granted under the share option scheme of the Company, the details of which are set out in the section entitled “Share Option Scheme of the Company” on pages 60 to 63.
4.	7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr John W Stanton and his spouse.

Hutchison Telecommunications International Limited    2008 Annual Report    |    55

Directors’ Report

(II)	Interests and short positions in the shares, underlying shares in, and debentures of the associated corporations of the Company

Long positions in the shares, underlying shares in, and debentures of the associated corporations of the Company

Mr Fok Kin-ning, Canning had, as at 31 December 2008, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in HWL;

(ii)	5,100,000 ordinary shares, representing approximately 0.676% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.143% of the then issued share capital, in Partner Communications Company Ltd.; and

(v)	corporate interests in (a) a nominal amount of US$2,500,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$2,000,000 in the 7.45% Notes due 2033 issued by Hutchison Whampoa International (03/33) Limited (“HWI(03/33)”); (c) a nominal amount of US$2,500,000 in the 5.45% Notes due 2010 issued by HWI(03/33); and (d) a nominal amount of US$2,500,000 in the 6.25% Notes due 2014 issued by HWI(03/33).

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at 31 December 2008, personal interests in 150,000 ordinary shares, representing approximately 0.0035% of the then issued share capital, in HWL.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at 31 December 2008, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; and (ii) 1,000,000 ordinary shares, representing approximately 0.133% of the then issued share capital, in HTAL.

Mr Wong King Fai, Peter had, as at 31 December 2008, family interests in 22,000 ordinary shares, representing approximately 0.00052% of the then issued share capital, in HWL held by his spouse.

Mr John W Stanton had, as at 31 December 2008, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse; and

(ii)	6,600 ordinary shares, representing approximately 0.00015% of the then issued share capital, in HWL held in his capacity as a trustee of a trust.

Mr Kevin Westley in his capacity as a beneficial owner had, as at 31 December 2008, personal interests in 4,000 ordinary shares, representing approximately 0.00018% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at 31 December 2008, family interests in 8,000 ordinary shares, representing approximately 0.00019% of the then issued share capital, in HWL held by his spouse.

56    |    Hutchison Telecommunications International Limited    2008 Annual Report

Directors’ Report

Save as disclosed above, as at 31 December 2008, none of the Directors and chief executive of the Company and their respective associates had any interests or short positions in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) that were required, pursuant to Section 352 of the SFO, to be recorded in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Interests and short positions of shareholders discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 31 December 2008, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under Section 336 of the SFO:

(I)	Interests and short positions of substantial shareholders in the shares and underlying shares in the Company

Long positions in the shares in the Company

Name	Capacity	Number of Shares held	Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner	2,619,929,104)
		(Note 1))
	(ii) Interest of a controlled corporation	285,893,149)	60.36%
		(Note 1))

Hutchison Telecommunications Group Holdings Limited (“HTGHL”)	Interest of controlled corporations	2,905,822,253	60.36%
		(Note 1)

Ommaney Holdings Limited (“OHL”)	Interest of controlled corporations	2,905,822,253	60.36%
		(Note 1)

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,905,822,253	60.36%
		(Note 1)

HWL	Interest of controlled corporations	2,905,822,253	60.36%
		(Note 1)

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,957,914,840	61.44%
		(Note 2)

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,957,914,840	61.44%
		(Note 3)

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,957,914,840	61.44%
		(Note 4)

Hutchison Telecommunications International Limited    2008 Annual Report    |    57

Director’s Report

Name	Capacity	Number of shares held	Approximate % of shareholding
Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,957,914,840	61.44%
		(Note 4)

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,958,068,120)
		(Note 5))
		)
	(ii) Interest of controlled corporations	266,621,499)	66.98%
		(Note 6))

Yuda Limited	Beneficial owner	266,375,953	5.53%
		(Note 7)

(II)	Interests and short positions of other person in the shares and underlying shares in the Company

Long positions in the shares in the Company

Name	Capacity	Number of shares held	Approximate % of shareholding
T. Rowe Price Associates, Inc. and its affiliates	Investment manager	337,269,000	7.00%

Notes:

1.	HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 ordinary shares of the Company which HTIHL had direct interest and the 285,893,149 ordinary shares of the Company held by a wholly-owned subsidiary of HTIHL.
2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.
3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.
4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.
5.	Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.
6.	Such ordinary shares were held by companies of which Mr Li is interested in the entire issued share capital.
7.	Yuda Limited is a company wholly-controlled by Mr Li. Such interest is duplicated in that of Mr Li held by one of the companies described in Note 6 above.

58    |    Hutchison Telecommunications International Limited    2008 Annual Report

Directors’ Report

Save as disclosed above, as at 31 December 2008, there was no other person (other than the Directors and chief executive of the Company) who had an interest or short position in the shares and underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under Section 336 of the SFO.

Directors’ interests in competing business

During the year, the following Directors and their respective associates had interests in the following business (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Aldo Mareuse (Note 1)	Orascom Telecom Algeria “Djezzy”	GSM operation in Algeria	Non-executive Director

	Orascom Telecom Tunisia “Tunisiana”	GSM operation in Tunisia	Non-executive Director

	Pakistan Mobile Communications Ltd. “Mobilink”	GSM operation in Pakistan	Non-executive Director

	Wind Telecommunicazioni S.p.A.	GSM operation in Italy	Non-executive Director

	Egyptian Company Mobile Services	GSM operation in Egypt	Non-executive Director

Ragy Soliman (Note 2)	Orascom Telecom Algeria S.p.A.	Provision of mobile telecommunications services in Algeria	Director

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Tunisia	Provision of mobile telecommunications services in Tunisia	Director

	Wind Telecommunicazioni S.p.A.	Provision of mobile telecommunications services in Italy	Director

	Weather Investments S.p.A.	Holding company of certain telecom assets	Director

Ma Lai Chee, Gerald	Beijing Net-Infinity Technology Development Company Limited	Operating internet data centre business	Director

	Critical Path, Inc	Provision of consumer and enterprise messaging solutions	Director

Notes

1.	Mr Aldo Mareuse resigned as a Non-executive Director of the Company on 3 January 2008.
2.	Mr Ragy Soliman ceased automatically to act as an Alternate Director to Mr Aldo Mareuse on 3 January 2008.

Hutchison Telecommunications International Limited    2008 Annual Report    |    59

Directors’ Report

As the Board is independent of the boards of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

During the year, Mr Fok Kin-ning, Canning, Mrs Chow Woo Mo Fong, Susan and Mr. Frank John Sixt, all being Non-executive Directors, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr Lui Dennis Pok Man was also a non- executive director of a subsidiary of HWL in Argentina.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 (“2004 Non-competition Agreement”) maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. On 25 February 2008, under and in accordance with the requirements of the 2004 Non-competition Agreement, HWL granted consent to the establishment of a joint venture between Hutchison Global Communications Limited (an indirect wholly-owned subsidiary of the Company) and the Philippine Long Distance Telephone Company Group under the co-operation agreement dated 12 March 2008 for operating a mobile virtual network operator business in Italy. Save for the aforesaid business, there is no single country in which both groups have competing operations.

Save as disclosed above, none of the Directors and their respective associates had as at the date of this report an interest in any business which competed or was likely to compete, either directly or indirectly, with the principal businesses of the Company.

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain share option schemes, details of which are as follows:

(I)	Share Option Scheme of the Company

The Company’s share option plan (the “Share Option Scheme”), conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004, was approved at the extraordinary general meeting of HWL on 19 May 2005. It was subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006 respectively.

By an ordinary resolution passed at each of the extraordinary general meeting of the Company held on 8 May 2007 and the annual general meeting of HWL on 22 May 2008, shareholders of the Company and HWL approved (i) the downward adjustment to the exercise price of share options outstanding and unvested at the date of payment of the Transaction Special Dividend (see Note 14(c) to the accounts) on a dollar-for- dollar basis; and (ii) the change of terms of the Share Option Scheme (the “Share Option Terms Change”), under which, inter alia, downward adjustment to the exercise price of the share options granted but not exercised as at the date of each payment of special dividend by the Company shall be made by an amount which the Directors consider as reflecting the impact such payment will have or will likely to have on the trading prices of the ordinary shares of the Company, provided that, inter alia, (a) the amount of the downward adjustment shall not exceed the amount of such special dividend to be paid; (b) such adjustment shall take effect on the date of payment by the Company of such special dividend; and (c) the adjusted exercise price of the share options shall not, in any case, be less than the nominal value of the ordinary shares of the Company.

The Share Option Scheme has a term of 10 years commencing from 19 May 2005, being the date on which the Share Option Scheme became unconditional and has a remaining term of approximately 6 years as at the date of this report. The purpose of the Share Option Scheme is to enable the Group to grant share options to selected participants as incentives or rewards for their contribution to the Group, including but not limited to:

•

any employee or consultant in the areas of finance, business or personnel administration or information technology (whether full- time or part-time, including any Executive Director but excluding any Non-executive Director) of the Company, any of its subsidiary companies or any entity in which any member of the Group holds any equity interest, which is also referred to as an invested entity;

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Directors’ Report

•	any Non-executive Directors (including Independent Non-executive Directors) of the Company, any of the Company’s subsidiary companies or any invested entity;

•	any supplier of goods or services to any member of the Group or any invested entity;

•	any customer of any member of the Group or any invested entity;

•	any person or entity that provides research, development or other technological support to any member of the Group or any invested entity;

•	any shareholders or security holders of any member of the Group or any invested entity;

•	any other group or classes of participants contributing by way of joint venture, business alliance or other business arrangement to the development and growth of the Group; and

•	any company wholly-owned by any one or more persons belonging to any of the above classes of participants.

The grant of any share options by the Company for the subscription of ordinary shares or other securities of the Company to any person who falls within any of the above classes of participants shall not, by itself, unless the Directors otherwise determine, be construed as a grant of share options under the Share Option Scheme. The eligibility of any of the foregoing classes of participants to receive a grant of any share options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group.

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding share options granted and yet to be exercised under this Share Option Scheme and any other share option plan must not in aggregate exceed 30% of the Company’s ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all share options (excluding, for this purpose, options which have lapsed in accordance with the terms of this Share Option Scheme and any other share option plan of the Group) to be granted under this Share Option Scheme and any other share option plan of the Company must not in aggregate exceed 10% of the relevant class of securities of the Company in issue, being 450,000,000 ordinary shares, as at 15 October 2004, the date on which the shares of the Company were first listed and upon refreshing this general plan limit, the total number of shares which may be allotted and issued upon exercise of all share options to be granted under this Share Option Scheme and any other plan of the Company must not exceed 10% of the relevant class of securities of the Company in issue as at the date of approval of the limit by its shareholders in general meeting. The Company may seek separate approval of shareholders in a general meeting to grant share options beyond these limits.

A total of 18,150,000 ordinary shares of the Company, representing 0.38% of the total issued share capital of the Company as at the date of this report, will be issued upon the exercise in full of all share options granted under the Share Option Scheme and remain outstanding and exercisable as at such date. As at the date of this report, the maximum number of share options which may be granted under the Share Option Scheme is 365,666,667.

The total number of ordinary shares of the Company issued and which may fall to be issued upon exercise of the share options (including both exercised or outstanding share options) to each participant in any 12-month period shall not exceed 1% of the Company’s issued share capital for the time being. Any grant of share options in excess of 1% in any such 12-month period must be approved by shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the share options to be granted (and share options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Hutchison Telecommunications International Limited    2008 Annual Report    |    61

Directors’ Report

Any grant of share options under the Share Option Scheme to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors (excluding any Independent Non-executive Director who is also the grantee of the share options). Approval of shareholders of the Company in a general meeting is required if any grant of share options to a substantial shareholder, an Independent Non-executive Director or any of their respective associates could result in the ordinary shares issued and to be issued upon the exercise of all share options already granted and to be granted (including share options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the Listing Rules. Any change in the terms of share options granted to a substantial shareholder, an Independent Non-executive Director or any of their respective associates must also be approved by shareholders in a general meeting.

A share option may be accepted by a participant within 21 days from the date of the offer of grant of the share option. The subscription price for ordinary shares under the Share Option Scheme shall be a price determined by the Directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of a share option.

Details of the movement of share options outstanding under the Share Option Scheme during the year are as follows:

Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2008		Granted during 2008 (9)	Exercised during 2008	Lapsed/ cancelled during 2008	Number of share options held at 31 December 2008	Exercise period of share options	Exercise price of share options (2) HK$	Price of share of the Company
										at the grant date of share options (3) HK$	at the exercise date of share options (4) HK$

Directors/Alternate Directors

Lui Dennis Pok Man	8.8.2005	9,000,000		—	(9,000,000)	—	—	8.8.2006	1.95	8.60	9.80
								to 7.8.2015
Christopher John Foll(5)	12.12.2008	—		5,000,000	—	—	5,000,000	12.12.2009	2.20	2.22	N/A
								to 11.12.2018
Chan Ting Yu	8.8.2005	3,333,333		—	(3,333,333)	—	—	8.8.2006	1.95	8.60	9.69
								to 7.8.2015
Wong King Fai, Peter(6)	8.8.2005	2,666,667		—	(2,666,667)	—	—	8.8.2006	1.95	8.60	9.95
								to 7.8.2015
Woo Chiu Man, Cliff	8.8.2005	2,333,333		—	(2,333,333)	—	—	8.8.2006	1.95	8.60	9.80
								to 7.8.2015
Tim Lincoln Pennington(7)	8.8.2005	3,333,333		—	(3,333,333)	—	—	8.8.2006	1.95	8.60	10.36
								to 7.8.2015

		20,666,666		5,000,000	(20,666,666)	—	5,000,000

Other employees in aggregate	8.8.2005	13,266,667	(8)	—	(11,516,667)	(1,750,000)	—	8.8.2006	1.95	8.60	10.04
								to 7.8.2015
	23.11.2007	13,850,000		—	—	(5,083,334)	8,766,666	23.11.2008	4.51	11.26	N/A
								to 22.11.2017
	15.12.2008	—		4,383,334	—	—	4,383,334	15.12.2008	4.51	2.09	N/A
								to 14.12.2018

Total		47,783,333		9,383,334	(32,183,333)	(6,833,334)	18,150,000

62    |    Hutchison Telecommunications International Limited    2008 Annual Report

Directors’ Report

Notes:

1.	The share options will be vested according to a schedule, namely, as to as close to one-third of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date, except for 4,383,334 share options granted on 15 December 2008 which are vested immediately on the grant date.
2.	The exercise price of the share options is subject to adjustment in accordance with the provisions of the Share Option Scheme (as amended). The exercise price of 8,766,666 share options (being share options granted on 23 November 2007 which remained outstanding and unvested immediately before the payment of a special dividend by the Company on 2 December 2008 (the “Payment”)) was adjusted, with effect from 2 December 2008, from HK$11.51 to HK$4.51 per ordinary share of the Company (the “2008 Exercise Price Adjustment”) as a result of the Payment and pursuant to the terms of the Share Option Terms Change.
3.	The stated price was the Stock Exchange closing price of the shares of the Company on the trading day immediately prior to the date of the grant of the share.
4.	The stated price was the weighted average closing price of the shares of the Company immediately before the dates on which the share options were exercised.
5.	Mr Christopher John Foll was appointed as a director of the Company on 20 August 2008.
6.	Mr Wong King Fai, Peter was appointed as a director of the Company on 3 January 2008.
7.	Mr Tim Lincoln Pennington resigned as a director of the Company on 20 August 2008.
8.	The number of share options is exclusive of those options held by Mr Wong King Fai, Peter which are disclosed under the category of Directors in this section.
9.	4,383,334 share options granted on 23 November 2007 at exercise price of HK$11.51 per ordinary share and vested before the Payment, were cancelled and replaced by new share options with an exercise price of HK$4.51 on 15 December 2008 (the “Replacement options”).

Subsequent to the 2008 Exercise Price Adjustment, the fair value of 8,766,666 share options granted on 23 November 2007 was re- determined using Black-Scholes model. The weighted average fair value of share options was increased from HK$2.66 to HK$2.84 at measurement date. The significant inputs into the model to determine the change in fair value were standard deviation of expected share price returns of 37.68%, expected life of share options of 5.0 to 5.5 years and annual risk-free interest rate of 1.626%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 24 November 2008.

The weighted average fair value of 5,000,000 share options granted during the year ended 31 December 2008 was determined using Black- Scholes model. The significant inputs into the model were standard deviation of expected share price returns of 37.68%, expected life of share options of 5.5 to 6.5 years and annual risk-free interest rate of 1.559%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 24 November 2008.

The fair value of the Replacement options was determined using Black-Scholes model. The weighted average fair value of the share options was increased from HK$2.53 to HK$2.77 at measurement date. The significant inputs into the model were standard deviation of expected share price returns of 37.68%, expected life of share options of 4.5 years and annual risk-free interest rate of 1.496%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 24 November 2008.

As at the date of this report, the Company had 18,150,000 share options outstanding under the Share Option Scheme, which represented approximately 0.38% of the shares of the Company in issue as at that date.

(II)	Employee Stock Option Plans of Partner Communications Company Ltd.

2004 Share Option Plan

The 2004 Share Option Plan (as amended on 1 March 2006) (the “2004 Plan”) was approved by the board of directors of Partner Communications Company Ltd. (“Partner Communications”) in July 2004 and further approved for adoption by shareholders of the Company at the annual general meeting held on 16 May 2006. The 2004 Plan will remain in force for 10 years from its adoption on 12 July 2004 (the “Adoption Date”).

The purpose of the 2004 Plan is to promote the interests of Partner Communications and its shareholders by providing employees, officers and advisors of Partner Communications with appropriate incentives and rewards to encourage them to enter into and continue in the employment of or service to Partner Communications and to acquire a proprietary interest in the long-term success of Partner Communications.

Hutchison Telecommunications International Limited    2008 Annual Report    |    63

Directors’ Report

At each of the annual general meeting of the Company and HWL held on 6 May 2008 and 22 May 2008 respectively, the respective shareholders of the Company and HWL approved the refreshment of the maximum number of ordinary shares of Partner Communications (the “Partner Communications Shares”) which may be issued upon the exercise of all options to be granted under the 2004 Plan and any other share option scheme(s) of Partner Communications, by up to 8,142,000 Partner Communications Shares to be issued pursuant to the 2004 Plan, representing approximately 5.17% of Partner Communications Shares in issue as at the date of approval. On the same date, the shareholders of HWL also approved certain additional amendments to the 2004 Plan, which include among others, (i) increasing the total number of Partner Communications Shares reserved for issuance upon exercise of options to be granted under the 2004 Plan by 8,142,000 Partner Communications Shares, (ii) introducing provisions to allow acceleration in vesting of unvested options or the exercise of vested options in the event of change in control or voluntary winding up of Partner Communications, and (iii) allowing upon compliance with conditions specified therein, cashless exercise of vested options under the 2004 Plan.

On 23 February 2009, the board of directors of Partner approved certain amendments to the 2004 Plan, which include among others, (i) to amend Section 8.1 of the 2004 Plan to allow (a) with respect to options granted on or after 23 February 2009, a dividend adjustment mechanism for the downward adjustment of the exercise price of such options following each dividend distribution made in the ordinary course and meeting the criteria set forth in the amended form of Section 8.1; and (b) with respect to all options granted under the 2004 Plan, following each dividend distribution not made in the ordinary course, the downward adjustment of the exercise price by an amount determined by the board of directors of Partner; and (ii) to amend Section 8.6 of the 2004 Plan (a) to include, with respect to options granted on or after 23 February 2009, provisions authorising the board of directors of Partner to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase ordinary shares of Partner (subject to any adjustments) in accordance with the specified cashless formula referred to in the amended form of Section 8.6; and (b) to fine-tune the said cashless formula. Such proposed amendments to the 2004 Plan are subject to, and conditional upon, the relevant approvals in the general meetings of the shareholders of Partner, the Company and HWL respectively.

A total number of 13,917,000 Partner Communications Shares, representing approximately 8.81% of the total issued share capital of Partner Communications as at the date of this report, may be issued under the 2004 Plan. The maximum number of shares which may be issued and allotted to a participant upon exercise of share options under the 2004 Plan in any 12-month period shall not exceed 1,834,615 Partner Communications Shares, representing 1% of the total number of shares in issue as at the Adoption Date.

A share option shall become cumulatively vested as to one-fourth (25%) of the shares covered thereby on each of the first, second, third and fourth anniversaries of the date of the relevant grant, unless otherwise set by the compensation committee of Partner Communications (the “Partner Communications Compensation Committee”) being appointed by Partner Communications’ board of directors to administer the 2004 Plan, in the relevant grant instrument. The exercise period during which a share option may be exercised will be determined by the Partner Communications Compensation Committee and will not exceed 10 years from the date of grant of share options. No payment is required to be made by the grantee on application or acceptance of a share option.

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Communications Share at the time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Communications Shares during the preceding 30 trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Communications Shares are traded, or if there is no sale of Partner Communications Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Communications Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Communications Compensation Committee.

64    |    Hutchison Telecommunications International Limited    2008 Annual Report

Directors’ Report

1998 Employee Stock Option Plan, 2000 Employee Stock Option Plan and 2003 Amended Plan

The 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) were adopted by Partner Communications in 1998 and 2000 respectively. Until November 2003, Partner Communications granted share options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of share options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Share options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of share options will be made under the said three plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and HWL respectively. On 26 March 2008, the board of directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options will be granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

Details of the movement of share options outstanding under the four employee stock option plans of Partner Communications during the year are as follows:

		Number of share options held at 1 January 2008 (1)				Number of share options held at 31 December 2008 (1)			Price of Share of Communications Share
Name or category participants	Date of grant of share options (1)		Granted during 2008	Exercised during 2008	Lapsed/ cancelled during 2008		Exercise period of share options (2)	Exercise price of share options US$/NIS	at the grant date of share options (3) NIS	at the exercise date of share options (4) NIS
Employees in aggregate
1998 Plan	5.11.1998 to 22.12.2002	3,386	—	(3,383)	(3)	—	5.11.1999 to 15.12.2011	US$0.343 and NIS20.45	0.01	76.16

2000 Plan	3.11.2000 to 30.12.2003	193,500	—	(48,700)	—	144,800	3.11.2000 to 30.12.2012	NIS17.25 to NIS27.35	17.25 to 27.35	75.32

2003 Amended Plan	30.12.2003	—	—	—	—	—	N/A	NIS20.45	34.12	N/A

2004 Plan	29.11.2004 to 19.2.2008	2,666,932	76,000	(514,531)	(142,014)	2,086,387	29.11.2004 to 19.2.2018	NIS26.74 to NIS66.05	31.45 to 78.90	76.75

Total		2,863,818	76,000	(566,614)	(142,017)	2,231,187

Notes:

1.	The number of share options disclosed is the aggregate figure of share options held at 31 December 2008 under each of the four employee stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.
2.	Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the share options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, unless otherwise specified by the Partner Communications Compensation Committee.
3.	The stated price was the average closing price of Partner Communications Shares as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant of share options.
4.	The stated price was the weighted average closing price of Partner Communications Shares immediately before the dates on which the share options were exercised.

Hutchison Telecommunications International Limited    2008 Annual Report    |    65

Directors’ Report

The fair value of share options granted during the year ended 31 December 2008 was determined using the Black–Scholes valuation model. The significant inputs into the model were standard deviation of expected share price returns of 24%, weighted average dividend yield of 6.2%, expected life of share options of three years and annual risk-free interest rate of 4.25%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over three years immediately preceding the grant date. Changes in such subjective input assumptions could affect the fair value estimate.

As at the date of this report, Partner Communications had 2,051,341 share options outstanding under the 2004 Plan and 140,800 share options outstanding under the 2000 Plan, which represented in aggregate approximately 1.39% of Partner Communications Shares in issue as at that date. No share option was outstanding under the 1998 Plan or the 2003 Amended Plan.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company’s Articles of Association or the laws of Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Sale or Redemption of Shares

During the year, neither the Company nor any of its subsidiary companies had purchased or sold any of the Company’s listed securities. In addition, the Company did not redeem any of its listed securities during the year.

Major Customers and Suppliers

During the year, the respective percentage of purchases attributable to the Group’s five largest suppliers combined and the turnover attributable to the Group’s five largest customers combined was less than 30% of the total value of Group purchases and total Group turnover.

Public Float

As at the date of this report, based on the information publicly available to the Company and within the knowledge of the Directors, over 32.32% of the issued share capital of the Company was held by the public.

Auditor

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 4 March 2009

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Corporate Governance Report

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers effective corporate governance essential to enhancing shareholders’ value and protecting stakeholders’ interests. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure transparency, accountability and effective internal controls.

The Company is fully compliant with all code provisions of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2008. It also adopts a number of recommended practices stated therein. The key corporate governance principles and practices are as follows:

Board of Directors

Composition and Operation of the Board

The Board is charged with the responsibility of the leadership and control of the Company. Directors are required to promote the success of the Company and make decisions objectively in the best interests of the Company. The Board’s role is clearly defined as directing and supervising the affairs of the Company, establishing its strategic direction and setting objectives and business development plans.

The roles of the Chairman and the Chief Executive Officer are clearly segregated. The Chairman (non-executive) of the Company is Mr Fok Kin-ning, Canning. His role is to manage and provide leadership to the Board. The Chairman ensures that the Company establishes sound corporate governance practices and procedures and encourages Directors to make full and active contribution to the affairs of the Board and contribute to the Board’s functions. He is also responsible for setting the agenda for each Board meeting, taking into account, where appropriate, matters proposed by the Directors and Company Secretary for inclusion in the agenda. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly informed of issues arising at Board meetings and provided with adequate and accurate information in a timely manner.

The Chief Executive Officer of the Company, Mr Lui Dennis Pok Man, is directly responsible for the day-to-day management of the business of the Company and maintaining the operational performance of the Company. With the assistance of the Chief Financial Officer, Mr Christopher John Foll, he ensures that the funding requirements of the business are met and closely monitors the operating and financial results against plans and budgets, taking remedial action when necessary and advising the Board of any significant developments and issues. The Chief Executive Officer also reviews and presents for consideration and approval by the Board the annual business plans and budgets of the operations.

As at 31 December 2008, the Board comprised ten Directors: the Chairman, the Chief Executive Officer, the Chief Financial Officer, two Executive Directors, two Non-executive Directors and three Independent Non-executive Directors. Biographical details of the Directors are set out in the Board and Management section on pages 12 to 15. Non-executive Directors are appointed for a term of 12 months, subject to renewal and re-election as and when required under the Listing Rules and the Articles of Association of the Company. Any Director who is appointed by the Board to fill a casual vacancy shall hold office until the next general meeting of the Company, or in the case of an additional appointment, until the next annual general meeting of the Company, and shall be eligible for re-election at the relevant general meeting. All Directors are subject to retirement from office by rotation and re-election by shareholders at the annual general meeting at least about once every three years.

For a Director to be considered independent, the Board must be satisfied that the Director does not have any direct or indirect material relationship with the Group. In determining the independence of Directors, the Board follows the requirements set out in the Listing Rules.

The Board holds at least four regular meetings a year which are scheduled at the beginning of the year and additional meetings are held as and when required. Between scheduled meetings, the senior management of the Company provides information on a regular basis to Directors on the activities and development in the businesses of the Group. In addition, the Non-executive Directors (including the Independent Non-executive Directors) meet with the Chairman at least once a year without the presence of the Executive Directors.

With respect to regular meetings of the Board, Directors receive written notice of the meeting at least 14 days in advance and an agenda and supporting papers no less than three days prior to the meeting. With respect to other meetings, Directors are given as much notice as is reasonable and practicable in the circumstances.

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Corporate Governance Report

The Board held six meetings in 2008 with an average attendance rate of approximately 98%.

	Name of Director	Attended/Eligible to attend
Chairman	Fok Kin-ning, Canning	6/6
Chief Executive Officer and Executive Director	Lui Dennis Pok Man	6/6
Chief Financial Officer and Executive Director	Tim Lincoln Pennington(1)	4/4
	Christopher John Foll(2)	2/2
Executive Directors	Chan Ting Yu	6/6
	Wong King Fai, Peter	6/6
Non-executive Directors	Chow Woo Mo Fong, Susan	6/6
	Frank John Sixt	6/6
Independent Non-executive Directors	Kwan Kai Cheong	6/6
	John W Stanton	5/6
	Kevin Westley	6/6

Notes:

1.	Mr Tim Lincoln Pennington resigned as Director of the Company on 20 August 2008.
2.	Mr Christopher John Foll was appointed as Director of the Company on 20 August 2008.

In addition, the Chairman held three meetings with Non-executive Directors (including Independent Non-executive Directors) in 2008.

Nomination

The Board selects and recommends candidates for directorship having regard to the balance of skills and experience appropriate for the Company’s business.

On 3 January 2008, Messrs Chan Ting Yu and Wong King Fai, Peter were appointed as Executive Directors and Mrs Chow Woo Mo Fong, Susan was appointed as Non-executive Director.

Mr Christopher John Foll was appointed as Executive Director on 20 August 2008 and as Chief Financial Officer on 1 September 2008 following the resignation of Mr Tim Lincoln Pennington.

Upon appointment to the Board, Directors receive a package of orientation materials on the Group and are provided with a comprehensive induction to the Group’s businesses by senior executives. Continuing briefing and information are provided to Directors regularly to help ensure that Directors are apprised of the latest changes in the commercial, legal and regulatory environment in which the Group conducts its businesses.

Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities.

All Directors confirmed that they have complied with both the Model Code and the Securities Trading Policy in their securities transactions throughout 2008.

Board Committees

The Board is supported by the Audit Committee and the Remuneration Committee, details of which are described later in this report. The terms of reference of these committees adopted by the Board are published on the Company’s website at www.htil.com.

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Corporate Governance Report

Management of the Company

The senior management of the Company, under the leadership of the Chief Executive Officer of the Company, is responsible for the implementation of the strategies, objectives and plans determined by the Board.

Company Secretary

The Company Secretary, Ms Edith Shih, is responsible for compliance by the Company with all obligations applicable to the Company whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and whose American Depositary Shares are quoted on New York Stock Exchange, Inc. (the “NYSE”).

The Company Secretary is responsible for ensuring that the Board is fully apprised of all legislative, regulatory and corporate governance developments relating to the Group and that it takes these into consideration when making decisions for the Group. She organises periodic seminars or specific topics of significance and disseminates relevant reading materials to the Directors for their reference.

The Company Secretary is also directly responsible for the Group’s compliance with all obligations of the Listing Rules and Codes on Takeovers and Mergers and Share Repurchases, including publication and dissemination of annual reports and interim reports within the periods laid down in the Listing Rules, the timely dissemination to shareholders and the market of information relating to the Group.

The Company Secretary advises the Directors on their obligations for disclosure of interests in securities, connected transactions and price-sensitive information and ensures that the standards and disclosures required by the Listing Rules are observed and, where required, reflected in the annual report of the Company.

The Company Secretary ensures that Board procedures are followed and Board activities are efficiently and effectively conducted. These objectives are achieved through the adherence to proper Board processes and the timely preparation and dissemination to Directors and Board committees of comprehensive meeting agendas and papers. Minutes of all Board meetings and Board Committee meetings are kept by the Company Secretary to record in sufficient detail the matters considered by the Board or Committee and decisions reached, including any concerns raised or dissenting views voiced by any Director.

Remuneration of Directors and Senior Management

Remuneration Committee

The Company has established a Remuneration Committee comprising three members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Fok Kin-ning, Canning with Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non- executive Directors, as members.

The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating employees of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. It is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages.

The Executive Directors, assisted by the Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions, in addition to considering the performance of individuals and the profitability of the Group, in order to propose to the Remuneration Committee for consideration and approval remuneration packages for Directors and senior management. Executive Directors, however, do not participate in the determination of their own remuneration.

In December 2008, the Remuneration Committee held a meeting, at which all members were present, to review background information on market data (including economic indicators, projection of Watson Wyatt’s 2009 Salary Increase), the Group’s business activities and human resources issues, and headcount and staff costs. The Committee subsequently reviewed and approved the proposed 2008 directors’ fees and year end bonus and

2009 remuneration package of Executive Directors and senior management and made recommendation to the Board on the directors’ fees for Non-executive Directors.

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Corporate Governance Report

The Directors’ fees for 2008 amounted to HK$3.84 million. The emoluments of the Directors of the Company, excluding amounts received from the Company’s listed subsidiary and paid to the Company, are as follows:

Name of Director	Director’s Fees HK$ millions	Basic Salaries, Allowances and Benefits-in-kind HK$ millions	Bonuses HK$ millions	Provident Fund Contributions HK$ millions	Share-based Payments(9) HK$ millions	Inducement or Compensation on Fees HK$ millions	Total Emoluments HK$ millions
Fok Kin-ning, Canning (1) (2)	0.37	—	—	—	—	—	0.37

Lui Dennis Pok Man	0.27	3.98	10.89	0.30	10.61	—	26.05

Christopher John Foll (4)	0.10	0.98	0.60	0.07	0.13	—	1.88

Tim Lincoln Pennington (5)	0.17	2.31	2.17	0.46	3.93	—	9.04

Frank John Sixt (2)	0.27	—	—	—	—	—	0.27

Chow Woo Mo Fong, Susan (2) (6)	0.27	—	—	—	—	—	0.27

Chan Ting Yu (6)	0.27	2.99	3.07	0.21	3.89	—	10.43

Wong King Fai, Peter (6)	0.27	3.28	6.76	0.24	3.11	—	13.66

Aldo Mareuse (2) (7)	—	—	—	—	—	—	—

Michael John O’Connor (2) (7)	—	—	—	—	—	—	—

	1.99	13.54	23.49	1.28	21.67	—	61.97

Kwan Kai Cheong (1) (3) (8)	0.65	—	—	—	—	—	0.65

John W Stanton (3) (8)	0.55	—	—	—	—	—	0.55

Kevin Westley (1) (3) (8)	0.65	—	—	—	—	—	0.65

	1.85	—	—	—	—	—	1.85

Notes:

1.	Members of Remuneration Committee.
2.	Non-executive Directors.
3.	Independent Non-executive Directors.
4.	Appointed on 20 August 2008.
5.	Resigned on 20 August 2008.
6.	Appointed on 3 January 2008.
7.	Resigned on 3 January 2008.
8.	Members of Audit Committee.
9.	Share option benefits represent the fair value of share options granted under the Company’s share option scheme, which is calculated in accordance with the methodology disclosed in Note 35(a) to the accounts. This methodology does not take into account of the actual share price at the date of exercise and whether the share options have been exercised. The significant inputs to the valuation model are disclosed in Note 35(a) to the accounts and details of the share options granted are set out on pages 136 to 137 of this annual report.

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Corporate Governance Report

Accountability and Audit

Financial Reporting

The annual and interim results of the Company are published in a timely manner within three months and two months respectively of the year end and interim periods. In addition, the Company also publishes key performance indicators of the Group on a quarterly basis.

The responsibility of Directors in relation to the financial statements is set out below. It should be read in conjunction with, but distinguished from, the Independent Auditor’s Report on page 77 which acknowledges the reporting responsibility of the Group’s Auditor.

Annual Report and Accounts

The Directors acknowledge their responsibility for the preparation of the Annual Report and financial statements of the Company to ensure that these accounts give a true and fair presentation in accordance with Cayman Islands Companies Law and the applicable accounting standards.

Accounting Policies

The Directors consider that in preparing the accounts, the Group has applied appropriate accounting policies that are consistently adopted and made judgments and estimates that are reasonable and prudent, in accordance with the applicable accounting standards.

Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose the financial position of the Group upon which accounts of the Group could be prepared in accordance with the Group’s accounting policies.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities within the Group.

Going Concern

The Directors, having made appropriate enquiries, are of the view that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate for the Group to adopt the going concern basis in preparing the financial statements, as set out in Note 2(a) to the accounts.

Audit Committee

The Audit Committee comprises three Independent Non-executive Directors, and is chaired by Mr Kevin Westley. All committee members possess relevant business and financial management experience and skills to understand financial statements and internal controls. The Audit Committee is authorised to obtain external legal or other independent professional advice where it considers necessary.

The Audit Committee held five meetings in 2008 with an average attendance rate of approximately 93%.

Name of Member	Attended/Eligible to attend
Kevin Westley (Chairman)	5/5
Kwan Kai Cheong	5/5
John W Stanton	4/5

While the Board is responsible for having the accounts of the Company prepared, the Audit Committee is responsible for monitoring the integrity of accounts of the Company. In addition to the review of financial information of the Company, the Audit Committee also, amongst other things, oversees the relationship between the Company and the Auditor and reviews the Company’s financial reporting system, internal control and risk management procedures.

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Corporate Governance Report

During the year, the Audit Committee met with the Chief Financial Officer and the Auditor from time to time to consider their reports in respect of a number of matters including the Company’s reporting, budgeting and forecasting procedures, audit strategy, quarterly key performance indicators and scope and progress of the US Sarbanes-Oxley Act of 2002 compliance project. The Audit Committee reviewed with senior management and the Auditor of the Company their respective audit findings on the Company’s financial statements and internal control as of and for the year ended 31 December 2008, the accounting principles and practices adopted by the Group as well as risk management and financial reporting matters. This review by the Committee included an appraisal of the integrity of financial statements and internal control over financial reporting of the Company and the annual report and accounts of the Company.

The Audit Committee regularly reviewed the work plan and results of the internal audit team’s assessment and monitoring of the Group’s internal control systems and it also received regular reports on the Group’s compliance with internal and external regulatory requirements.

Auditor’s Remuneration

The amount of fees charged by the Auditor of the Company in respect of their audit services is disclosed in Note 8 to the accounts of the Company. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Auditor and for making recommendation to the Board regarding any non-audit services to be provided to the Company by the Auditor.

For the year ended 31 December 2008, the fees paid to the Auditor of the Company were primarily for audit and audit related services as there were no material non-audit related service assignments undertaken by them.

Internal Control and Group Risk Management

The Board has overall responsibility for establishing and maintaining the Group’s internal control systems and has ensured that the Group has in place appropriate internal control and approval procedures. Together with the internal audit team, the Auditor and the Group’s senior management, the Audit Committee reviews and monitors such internal control and approval procedures with a view to ensuring their effectiveness. The Company also maintains a system of disclosure controls and procedures to ensure that information required to be disclosed by the Company is recorded, processed, summarised and reported within the required time periods and accumulated and communicated to the Company’s management to allow timely decisions regarding disclosure.

The various controls and procedures in place are described below.

Internal Control Environment

The Board has overall responsibility for monitoring the Group’s operations. Executive Directors are appointed to the boards of all material operating subsidiaries and associates. Executive management works closely with the senior management of the Group’s operations, monitoring their performance to ensure that strategic objectives and business performance targets are being met.

As part of the Group’s five year corporate planning cycle, senior management of each of the operations within the Group prepares a business plan and budget annually which is subject to review and approval by the Executive Directors. When setting budgets and forecasts, senior management identifies, evaluates and reports on the likelihood and potential financial impact of any significant business risks. Budgets are prepared on an annual basis and forecasts are prepared on a quarterly basis and reviewed for variances to the budget.

Financial management accounts are submitted to executive management by each operation on a monthly basis and a finance and operations review conducted with each of the operations. Such review includes business performance against budgets, forecasts, significant business risk sensitivities and strategies and any material accounting and finance related matters.

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Corporate Governance Report

The Chief Financial Officer has established guidelines and procedures for the approval and control of expenditures. Both operating and capital expenditures are subject to overall budget control. Operating expenditure is further controlled by approval levels set by reference to the level of responsibility of the relevant executives and officers. Capital expenditures are also subject to specific approval prior to commitment for material expenditures within the approved budget, and also unbudgeted expenditures. Reports on actual versus budgeted and approved expenditures are reviewed on a quarterly basis.

The internal audit function provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group’s business operations. Using risk assessment methodology and taking into account the dynamics of the Group’s activities, internal audit derives its yearly audit plan. The plan is reassessed during the year as needed to ensure that adequate resources are deployed and the plan’s objectives are met. Internal audit is responsible for assessing the Group’s internal control system, formulating an impartial opinion on the system, and reporting its findings to the Audit Committee, the Chief Executive Officer, the Chief Financial Officer and relevant senior management. The internal audit team also follows up on all findings to ensure that identified issues are satisfactorily resolved. In addition, a regular dialogue is maintained with the Auditor of the Group so that both are aware of the significant factors which may affect their respective scope of work.

Review of Internal Controls

The Directors, through the Audit Committee, confirm that they have conducted a review of the effectiveness of the system of internal control of the Company and its subsidiaries for the year ended 31 December 2008 and that they consider such system reasonably effective and adequate. The review covered all material controls, including financial, operational and compliance controls and the risk management functions.

The various procedures described above are designed to identify and manage risks that could potentially adversely affect the Group’s ability to meet its business objectives and to properly record and report financial information.

Compliance with US Sarbanes-Oxley Act

As the Company is listed on the NYSE and has securities registered under the US Securities Exchange Act of 1934 (the “Exchange Act”), it is subject to the provisions of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

Under the Sarbanes-Oxley Act, management of the Company, including the Chief Executive Officer and Chief Financial Officer, have to carry out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of 31 December 2008. “Disclosure controls and procedures” are defined under the Exchange Act as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within required time periods. These controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the management of a company, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Upon completion of their evaluation, the Chief Executive Officer and Chief Financial Officer are required to conclude in the annual report on Form 20-F for the year ended 31 December 2008 (the “Form 20-F”) to be filed with the US Securities and Exchange Commission no later than 30 June 2009 whether, as of 31 December 2008, the Group’s disclosure controls and procedures were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

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Corporate Governance Report

Report on Internal Control over Financial Reporting

Under the Exchange Act, management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and for performing an assessment of the effectiveness of internal control over financial reporting as of 31 December 2008. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

The Group’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls might become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

Management of the Company has to perform an assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2008 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”). Based on its assessment using those criteria, upon the completion of the assessment of internal controls over the preparation of the Form 20-F, management is required to conclude whether, as of 31 December 2008, the Group’s internal control over financial reporting was effective. As of the date of this annual report, management is not aware of any instances of material weaknesses.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, no change has occurred in the Group’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

Accounting issue under review by the U.S. Securities and Exchange Commission

As part of its periodic review of company filings, the U.S. Securities and Exchange Commission (“SEC”) sent the Company comments in August 2008 regarding the Company’s Annual Report on Form 20-F for the year ended 31 December 2007. A major comment that remains unresolved relates to the accounting treatment of sale and leaseback transactions for base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications, in 2008. These transactions were disclosed as a subsequent event in the Company’s 2007 accounts, and details of the transactions and the applicable accounting treatment are disclosed in Note 10(b) to the accounts on page 107 of this annual report. The Company believes the accounting treatment it adopted is appropriate, and is continuing to engage with and provide further requested information to the SEC. The Company cannot predict the outcome of this review, and there is a risk that an adjustment to the Company’s accounts may be required in order to account for the sale and leaseback transactions as a finance lease. If the Company were required to account for the sale and leaseback transactions as a finance lease, the Company would not recognise a gain from the sales of the base station tower sites or an operating lease expense. Instead, the Company would be required to recognise the leased assets and the related finance lease obligations on the consolidated balance sheet and to recognise depreciation expense on the leased assets and an interest element of the lease payments as interest expense.

Summary of Differences from the NYSE Corporate Governance Practices for US Domestic Issuers

As the Company is listed on the NYSE, it is required to provide a summary of the significant ways in which its corporate governance practices, as a non-US issuer, differ from those followed by US companies under the listing standards of the NYSE. This summary is set forth in the Corporate Governance section of the Company’s website at www.htil.com.

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Corporate Governance Report

Shareholders’ Rights and Investor Relations

The Company is committed to fostering and maintaining good investor relations and communications through the participation of senior management in regular meetings with, and presentations to, institutional shareholders and analysts, investor conference calls and roadshows. Presentations and media briefings are also made when the financial results are announced.

The Board provides full, transparent and timely information to shareholders and investors regarding important events and developments of the business in its announcements and media releases and briefings and through the publication of quarterly key performance indicators, interim and annual reports providing detailed information on the financial performance of the Group. Shareholders and investors can also subscribe to receive information through email alerts and to post specific questions to our investor relations contacts via the Company’s website.

Shareholders are encouraged to attend all general meetings of the Company. All shareholders have statutory rights to call for extraordinary general meetings and put forward agenda items for consideration by shareholders by sending to the Company Secretary at the principal place of business a written request for such general meetings together with the proposed agenda items. All substantive resolutions at general meetings are decided on a poll which is conducted by the Company Secretary and scrutinised by the Company’s Hong Kong Share Registrar. The results of the poll are published on the websites of the Company and The Stock Exchange of Hong Kong Limited. Financial and other information on the Group is made available on the Company’s website, which is regularly updated.

The Company held two shareholders’ meetings on 6 May 2008 and 11 December 2008 respectively at Harbour Plaza Hong Kong, Hung Hom, Kowloon, Hong Kong. The resolutions proposed at those meetings and the percentage of votes cast in favour of such resolutions are set out below:-

2008 Annual General Meeting

1.	Consideration and approval of the audited financial statements and reports of Directors and the Auditor for the year ended 31 December 2007 (99.98%);

2.	Re-election of Mr Chan Ting Yu, Mr Wong King Fai, Peter, Mrs Chow Woo Mo Fong, Susan, Mr Frank John Sixt, Mr John W Stanton and Mr Kevin Westley as Directors of the Company (90.54% to 99.99% in respect of each individual resolution), and authorisation of the Board of Directors to fix the Directors’ remuneration (99.99%);

3.	Re-appointment of the Auditor and authorisation of the Board of Directors to fix the Auditor’s remuneration (99.99%);

4.	Granting of general mandates to Directors to issue additional shares in the Company (81.20%) and to repurchase by the Company of its own shares (99.99%), and extension of the general mandate to issue additional shares (83.15%);

5.	Refreshment of the plan mandate limit of the 2004 Share Option Plan of Partner Communications Company Ltd. (90.50%); and

6.	Amendments to the 2004 Share Option Plan of Partner Communications Company Ltd. (90.49%).

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Corporate Governance Report

Extraordinary General Meeting

Approval, confirmation and ratification of the entering into of the facility agreement dated 25 November 2008 with Hutchison Telecommunications Finance Company Limited and Hutchison Facility Agents Limited by the Company, the terms of the facility agreement and the transactions contemplated thereby, and authorisation of the Directors to execute such other documents and/or to do all such acts on behalf of the Company in connection with facility agreement (99.99%).

All resolutions put to shareholders at those meetings were passed. The results of the voting by poll were published on the websites of the Company and The Stock Exchange of Hong Kong Limited.

Other corporate information is set out in the “Information for Shareholders” section of this annual report. This includes, among others, dates for key corporate events and public float capitalisation as at 31 December 2008.

The Group values feedback from shareholders on its efforts to promote transparency and foster investor relationships. Comments and suggestions are welcome and can be addressed to the Investor Relations Manager by mail or by e-mail to the Company at htilir@htil.com.hk.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 4 March 2009

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Independent Auditor’s Report

To the Shareholders of Hutchison Telecommunications International Limited

(Incorporated in the Cayman Islands with limited liability)

We have audited the consolidated accounts of Hutchison Telecommunications International Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 78 to 143, which comprise the consolidated and the Company balance sheets as of 31 December 2008, and the consolidated profit and loss account, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ Responsibility for the Accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated accounts in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the financial position of the Company and of the Group as of 31 December 2008, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 4 March 2009

Hutchison Telecommunications International Limited    2008 Annual Report    |    77

Consolidated Profit and Loss Account For the year ended 31 December

	Note	2007 HK$ millions		2008 HK$ millions		2008 US$ millions (Note 39)
Continuing operations:
Turnover	5		20,401		23,725		3,061
Cost of inventories sold			(2,671)		(2,785)		(359)
Staff costs	7		(2,295)		(2,511)		(324)
Depreciation and amortisation			(4,226)		(4,531)		(585)
Other operating expenses	8		(10,182)		(12,291)		(1,586)
Impairment charge for Thailand segment	9		(3,854)		—		—
Profit on disposal of investments and others, net	10		8		2,453		317

Operating (loss)/profit			(2,819)		4,060		524
Interest income	11		1,619		1,074		139
Interest and other finance costs	11		(1,335)		(1,330)		(172)
Share of results of jointly-controlled entities	24		—		(11)		(1)

(Loss)/Profit before taxation			(2,535)		3,793		490
Taxation	12		(191)		(874)		(113)

(Loss)/Profit for the year from continuing operations			(2,726)		2,919		377

Discontinued operations:
Profit from discontinued operations	13		70,502		—		—

Profit for the year			67,776		2,919		377

Attributable to:
Equity holders of the Company:
– continuing operations			(3,147)		1,883		243
– discontinued operations			70,031		—		—

			66,884		1,883		243
Minority interest:
– continuing operations			421		1,036		134
– discontinued operations			471		—		—

			892		1,036		134

			67,776		2,919		377

Dividends	14
Special cash dividend			32,234		33,700		4,348

Conditional interim dividend in specie			—		10,061		1,298

(Loss)/Earnings per share from continuing operations attributable to equity holders of the Company
– basic	15	HK$	(0.66)	HK$	0.39	US$	0.05

– diluted	15	HK$	(0.66)	HK$	0.39	US$	0.05

Earnings per share attributable to equity holders of the Company
– basic	15	HK$	14.01	HK$	0.39	US$	0.05

– diluted	15	HK$	14.01	HK$	0.39	US$	0.05

The accompanying notes are an integral part of the consolidated accounts.

78    |    Hutchison Telecommunications International Limited    2008 Annual Report

Consolidated Balance Sheet As at 31 December

	Note		2007 HK$ millions	2008 HK$ millions	2008 US$ millions (Note 39)
ASSETS
Current assets
Cash and cash equivalents	16		36,611	2,525	326
Trade and other receivables	17		4,702	5,072	654
Stocks			515	463	60
Derivative financial assets	18	(a)	25	48	6

Total current assets			41,853	8,108	1,046

Assets held for sale	19		—	174	22

Non-current assets
Fixed assets	20		16,950	17,216	2,222
Goodwill	21		6,070	6,815	879
Other intangible assets	22		7,818	7,160	924
Other non-current assets	23		3,354	3,844	496
Deferred tax assets	25		376	368	48
Interests in associates			2	2	—
Interests in jointly-controlled entities	24		—	88	11

Total non-current assets			34,570	35,493	4,580

Total assets			76,423	43,775	5,648

LIABILITIES
Current liabilities
Trade and other payables	26		7,902	8,000	1,033
Borrowings	27		5,083	7,652	987
Current income tax liabilities			111	104	13
Derivative financial liabilities	18	(b)	119	27	3

Total current liabilities			13,215	15,783	2,036

Non-current liabilities
Borrowings	27		5,937	3,348	432
Deferred tax liabilities	25		584	457	59
Other non-current liabilities	28		2,551	2,458	317

Total non-current liabilities			9,072	6,263	808

Total liabilities			22,287	22,046	2,844

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	29	(b)	1,195	1,204	155
Reserves	30		50,089	17,909	2,311

			51,284	19,113	2,466
Minority interest	31	(b)	2,852	2,616	338

Total equity			54,136	21,729	2,804

Total equity and liabilities			76,423	43,775	5,648

Net current assets/(liabilities)			28,638	(7,675)	(990)

Total assets less current liabilities			63,208	27,992	3,612

The accompanying notes are an integral part of the consolidated accounts.

LUI Dennis Pok Man	Christopher John FOLL
Director	Director

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Consolidated Cash Flow Statement For the year ended 31 December

	Note		2007 HK$ millions	2008 HK$ millions	2008 US$ millions (Note 39)
Cash flows from operating activities
Continuing operations:
(Loss)/Profit before taxation			(2,535)	3,793	490
Adjustments for:
– Interest income	11		(1,619)	(1,074)	(139)
– Interest and other finance costs	11		1,335	1,330	172
– Depreciation and amortisation			4,226	4,531	585
– Impairment loss on stocks and non-current assets	8		—	17	2
– Share-based payments	7		223	88	11
– Profit on disposal of investments and others, net	10		(8)	(2,453)	(317)
– Loss on disposal of fixed assets	8		26	23	3
– Impairment charge for Thailand segment	9		3,854	—	—
– Write-off of customer acquisition and retention costs	8		44	11	1
– Share of results of jointly-controlled entities	24		—	11	1
– Changes in working capital
– (Increase)/Decrease in stocks			(122)	23	3
– (Increase)/Decrease in trade receivables, other receivables and prepayments			(1,319)	132	18
– Decrease in short-term receivable from related companies			50	—	—
– Increase in trade and other payables			822	484	62
– Decrease in payable to related companies			(38)	(18)	(2)

Cash generated from continuing operations			4,939	6,898	890
Interest received			1,562	982	127
Interest and other finance costs paid			(878)	(646)	(83)
Taxes paid			(631)	(982)	(127)

Net cash generated from operating activities of continuing operations			4,992	6,252	807

Discontinued operations:
Cash generated from discontinued operations			782	—	—
Interest received			16	—	—
Interest and other finance costs paid			(713)	—	—
Taxes paid			(89)	—	—

Net cash used in operating activities of discontinued operations			(4)	—	—

Net cash generated from operating activities			4,988	6,252	807

Cash flows from investing activities
Continuing operations:
Additions to customer acquisition and retention costs	22		(602)	(865)	(112)
Additions to prepaid capacity and maintenance	23		(83)	(80)	(10)
Advanced payments for network rollout, included in other receivables and prepayment			(1,103)	(1,035)	(134)
Investments in jointly-controlled entities	24		—	(99)	(13)
Increase in interest in subsidiary			—	(570)	(74)
Purchase of fixed assets			(2,532)	(4,963)	(640)
Purchase of shares of a subsidiary under a share buy-back plan			—	(799)	(103)
Proceeds from disposal of fixed assets			23	13	1
Proceeds from disposal of subsidiaries, net of cash disposed of	31	(a)	—	578	75
Proceeds from disposal of base station tower sites			—	2,373	306
Upfront and fixed periodic payments for telecommunications licences			(296)	(537)	(69)
Decrease in long term deposits			—	452	58

Net cash used in investing activities of continuing operations			(4,593)	(5,532)	(715)

The accompanying notes are an integral part of the consolidated accounts.

80    |    Hutchison Telecommunications International Limited    2008 Annual Report

Consolidated Cash Flow Statement For the year ended 31 December

	Note		2007 HK$ millions	2008 HK$ millions	2008 US$ millions (Note 39)
Discontinued operations:
Cash used in investing activities			(4,697)	—	—
Proceeds from disposal of subsidiaries, net of cash disposed of	31	(a)	83,185	—	—

Net cash generated from investing activities of discontinued operations			78,488	—	—

Net cash generated from/(used in) investing activities			73,895	(5,532)	(715)

Cash flows from financing activities
Continuing operations:
Net cash used in financing activities			(14,045)	(42)	(5)
Dividend paid to the Company’s shareholders	14		(32,234)	(33,700)	(4,348)
Dividends paid to minority shareholders			(594)	(1,006)	(130)
Drawing of loan from minority shareholders			608	6	1
Proceeds from exercise of share options of the Company			95	64	8
Proceeds from exercise of share options of a subsidiary			142	47	6
Settlement and rollover of derivatives			—	(110)	(14)

Net cash used in financing activities of continuing operations			(46,028)	(34,741)	(4,482)

Discontinued operations:
Net cash generated from financing activities of discontinued operations			1,708	—	—

Net cash used in financing activities			(44,320)	(34,741)	(4,482)

Increase/(Decrease) in cash and cash equivalents			34,563	(34,021)	(4,390)
Cash and cash equivalents at beginning of year			2,048	36,611	4,724
Effect of foreign exchange rate changes			—	(65)	(8)

Cash and cash equivalents at end of year			36,611	2,525	326

Analysis of net cash/(debt)
Cash and cash equivalents as at 31 December	16		36,611	2,525	326
Borrowings as at 31 December	27		(11,020)	(11,000)	(1,419)

Net cash/(debt) as at 31 December			25,591	(8,475)	(1,093)

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited    2008 Annual Report    |    81

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December

	2007 HK$ millions	2008 HK$ millions	2008 US$ millions (Note 39)
Currency translation differences	1,280	(347)	(45)

Cash flow hedges
- effective portion of changes in fair value	—	(28)	(4)
- transfer from equity to profit and loss account	—	28	4

Actuarial gains/(losses) of defined benefit plans	38	(111)	(14)

Net income/(expense) recognised directly in equity	1,318	(458)	(59)

Profit for the year	67,776	2,919	377

Total recognised income for the year	69,094	2,461	318

Attributable to:
Equity holders of the Company	67,672	1,361	176
Minority interest	1,422	1,100	142

	69,094	2,461	318

The accompanying notes are an integral part of the consolidated accounts.

82    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam and Sri Lanka. The Group also has a fixed-line telecommunications business in Hong Kong. On 11 July 2008, the Group completed the sale of its entire indirect interests in Kasapa Telecom Limited, the Ghana operations (details of which are set out in Note 10(c)), and has since ceased to engage in the telecommunications business in Ghana.

These accounts have been approved for issuance by the Board of Directors on 4 March 2009.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below.

(a)	Basis of preparation

These accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of accounts in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 3.

As at 31 December 2008, the Group had net current liabilities of HK$7,675 million. While the Group’s operations have generated cash during the year, investments in the Group’s business and payments of dividend have consumed cash in excess of amounts generated from operations and have utilised the surplus funds brought forward from the prior year. The Group’s future funding requirements will be met through bank borrowings and other loans, including the HK$9 billion bank revolving credit and term loan facility which will expire in May 2009, and the revolving credit and term loan facility of US$2.5 billion (approximately HK$19,376 million) from an indirect subsidiary of Hutchison Whampoa Limited (“HWL”). The Group expects to continue to fund the substantial capital required to build, maintain and operate its telecommunications networks through a combination of cash flows from operating activities, bank loans and borrowing from the indirect subsidiary of HWL.

Hutchison Telecommunications International Limited    2008 Annual Report    |    83

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Changes in accounting policies

During the year, the Group has adopted the following new or revised IFRS which are relevant to the Group’s operations and are effective for accounting periods beginning on 1 January 2008:

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IFRIC Interpretation 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC Interpretation 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new or revised IFRS had no material effect on the Group’s results and financial position for the current or prior periods.

At the date of authorisation of these accounts, the following new/revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2008:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 (Amendment)	Financial Instruments: Presentation
IAS 1 (Amendment)	Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 1 (Amendment)	First Time Adoption of IFRS
IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Revised)	Business Combinations
IFRS 8	Operating Segments
IFRIC Interpretation 13	Customer Loyalty Programmes
IFRIC Interpretation 15	Agreements for the Construction of Real Estates
IFRIC Interpretation 16	Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners

IASB’s improvements to IFRS, including:

IAS 1 (Amendment)	Presentation of Financial Statements
IAS 2 (Amendment)	Inventories
IAS 7 (Amendment)	Statement of Cash Flows
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 20 (Amendment)	Accounting for Government Grants and Disclosure of Government Assistance
IAS 23 (Amendment)	Borrowing Costs
IAS 27 (Amendment)	Consolidated and Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates
IAS 29 (Amendment)	Financial Reporting in Hyperinflationary Economies
IAS 31 (Amendment)	Interests in Joint Ventures
IAS 36 (Amendment)	Impairment of Assets
IAS 38 (Amendment)	Intangible Assets
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IAS 40 (Amendment)	Investment Property
IAS 41 (Amendment)	Agriculture
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations

84     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

Apart from the above, there are also a number of minor amendments to IFRS 7, ‘Financial Instruments: Disclosures’, IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 10, ‘Events after the Balance Sheet Date’, IAS 18, ‘Revenue’ and IAS 34, ‘Interim Financial Reporting’.

The Group did not early adopt any of these new/revised standards, amendments to standards and interpretations to existing standards. The Group is in the process of assessing the impact of these new/revised standards, amendments to standards and interpretations to existing standards on the Group’s results and financial position in the future.

(c)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates and jointly-controlled entities on the basis set out in Notes 2(f) and 2(g) below. Results of subsidiaries, associates and jointly-controlled entities acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December 2008 or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries, associates and jointly-controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiaries are accounted for as described in Note 2(c) above. In the unconsolidated accounts of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at 31 December 2008 are set forth on page 143.

Hutchison Telecommunications International Limited    2008 Annual Report    |    85

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(e)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(f)	Associates

An investee company is classified as an associate if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associates are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associates represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

(g)	Joint ventures

A joint venture is a contractual agreement whereby the venturers undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

A jointly-controlled entity is a joint venture which involves the establishment of a separate entity. The results and assets and liabilities of jointly-controlled entities are incorporated in the consolidated accounts using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The total carrying amount of such investments is reduced to recognise any identified impairment loss in the value of individual investments.

(h)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its accounts the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and the revenue that is generated from the BCC.

86     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20 - 50 years
Telecommunications and network equipment	10 - 35 years
Motor vehicles	4 - 5 years
Office furniture & equipment and computer equipment	3 - 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit and loss account during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The gain or loss on disposal or retirement of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in profit or loss.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(j)	Leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the profit and loss account. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on a straight-line basis.

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognised in the profit and loss immediately. Any gain or loss on a sale and finance leaseback transaction is deferred and amortised over the term of the lease.

Hutchison Telecommunications International Limited    2008 Annual Report    |    87

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or jointly-controlled entity at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associate and jointly-controlled entity. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

(l)	Other intangible assets

(i)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

(ii)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers, which are postpaid (and primarily 3G) customers, pursuant to a contract with early termination penalties are capitalised if (i) such costs are identifiable and controlled; (ii) it is probable that future economic benefits will flow from the customers to the Group; and (iii) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customers’ payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalised customer acquisition and retention costs are amortised over the minimum enforceable contractual period, which is generally a period of 18 – 24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	5 – 9 years

88    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(m)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(n)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(o)	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

(p)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realised within 12 months after the balance sheet date.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities within 12 months after the balance sheet date which are classified as current assets.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

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Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(p)	Financial assets (continued)

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss” category are included in the profit and loss account in the period in which they arise.

(iv)	Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For financial assets carried at amortised cost, the amount of the impairment is the difference between the assets’ carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of a provision account. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of provision is determined based on historical data of payment statistics for aged receivable balances. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the profit and loss account. Changes in the carrying amount of the provision account are recognised in profit or loss.

(q)	Derivative financial instruments and hedging activities

Derivative financial instruments are utilised by the Group in the management of its foreign currency and interest rate exposures. The Group’s policy is not to utilise derivative financial instruments for trading or speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting date. Changes in fair value are recognised based on whether certain qualifying criteria under IAS 39 “Financial Instruments: Recognition and Measurement” are satisfied in order to apply hedge accounting, and if so, the nature of the items being hedged.

Derivatives designated as hedging instruments to hedge against the cash flows attributable to recognised liabilities or forecast payments may qualify as cash flow hedges. The Group mainly enters into forward foreign exchange contracts to hedge certain foreign exchange risks of the Group. Changes in fair value of these derivatives are dealt with as movements in the hedging reserve under equity. When a hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account as interest and other finance costs, net.

Derivatives that do not qualify for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement” are accounted for with the changes in fair value being recognised in the profit or loss.

(r)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

90    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(s)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(t)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment (see Note 2(p)(iv)).

(u)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the issue of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 2(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(v)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(w)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

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Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(x)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(z)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or loss and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Past-service costs are recognised immediately in the profit and loss account, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

92    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(z)	Employee benefits (continued)

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(aa)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

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Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(aa)	Foreign currency translation (continued)

(iii)	Group companies (continued)

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(ab)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(ac)	Revenue recognition

The Group recognises revenue on the following bases:

(i)	Installation fees are recognised on connection of the service.

(ii)	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis.

When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with a fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers.

When handsets are sold to end customers for purposes of acquiring new customers or retaining existing customers, the Group subsidises the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non revenue-generating transaction and accordingly, no revenue is recognised from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalised as an element of customer acquisition and retention costs in accordance with the accounting policy set out in Note 2(l)(ii).

(iii)	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

(iv)	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

(v)	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

(vi)	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

94    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(ad)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ae)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(af)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with Notes 2(c) and 2(k) above.

3.	Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 4, 21, 34(a) and 35 contain information about the assumptions and their risk factors relating to financial instruments, goodwill impairment, defined benefit obligations and fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at 31 December 2008, the carrying amount of the mobile and fixed-line telecommunications and network equipment is approximately HK$14,714 million (2007 – HK$14,521 million). Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change. Due to changes in technology, the useful life of certain CDMA equipment not convertible to GSM (Note 19) and certain 3G network equipment recorded by Partner Communications Company Ltd. (“Partner Communication”), an indirect subsidiary of the Company, (Note 20) was shortened, resulting in the acceleration of depreciation of these assets by HK$167 million and HK$162 million respectively.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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Notes to the Accounts

3.	Critical Accounting Estimates and Judgments (continued)

(a)	Critical accounting estimates and assumptions (continued)

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. In performing the impairment assessment, the Group has also considered the impact of the current economic environment on the operations of the Group. The results of the impairment tests undertaken as at 31 December 2008 indicated that no impairment charge was necessary. As at 31 December 2008, the non-current assets and assets held for sale which are subject to asset impairment review amounted to approximately HK$35,125 million and HK$174 million respectively.

(b)	Critical judgments in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. The assumptions regarding future profitability of various subsidiaries require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As of 31 December 2008, the Group has recognised HK$368 million (2007 – HK$376 million) in deferred tax assets.

(ii)	Sale and leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2(j). Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Company. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification as a finance lease or operating lease determines whether the leased asset is treated on-balance sheet or off-balance sheet as set out in Note 2(j). In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognised. It is either deferred and amortised (finance lease) or recognised in the profit and loss account immediately (operating lease).

(iii)	Other income

The Group has been granted credit vouchers by a key network supplier for offset against future services and purchases from the supplier. The value of the vouchers is recognised as other income as set out in Note 10(d). Judgment is required in determining the fair value of the vouchers and whether the credit voucher should be accounted for as income or as a purchase discount. This includes, but is not limited to, an assessment of the nature of the credit vouchers and their grant, the conditions attached to utilisation of the vouchers, and the separation of economic events from future purchases.

Recognition as income or as a purchase discount determines whether the vouchers are recognised immediately when the Group becomes entitled to the right to use the credit vouchers and the contractual obligations of the network supplier are waived, or deferred and recognised upon making purchases from the supplier and offset against the purchase invoices.

96     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

4.	Financial Risk Management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to the Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in a currency that is not the entity’s functional currency. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for speculative purposes.

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with the borrowings and accounts payable. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency. During the year, the Group places deposits with banks denominated in various currencies for the purpose of working capital management.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. The Group may use derivative instruments to manage or adjust its exposures.

Since the impact of foreign exchange exposure other than US dollars is insignificant, the table below summarises the foreign exchange exposure in US dollars, on the net monetary position of each sub-group, offsetting the foreign currency denominated borrowings against the relevant foreign exchange forward and swap contracts, expressed in the Group’s presentation currency of HK dollars.

	2007	2008
	HK$ millions	HK$ millions
Hong Kong	204	136
Israel	(587)	(505)
Thailand	(180)	(70)
Indonesia	(1,337)	(398)
Others*	34,394	1,778

Total net exposure: net assets	32,494	941

*	“Others” as at 31 December 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate. As at 31 December 2008, it comprised Vietnam, Sri Lanka and Corporate.

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Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign currency exposure (continued)

As at the balance sheet dates, a 10% strengthening of the functional currency of each sub-group against US dollars would have increased/(decreased) profit and loss by the amounts as shown below. This analysis assumes that all other variables remain constant.

	2007	2008
	Impact to profit and loss HK$ millions	Impact to profit and loss HK$ millions
US dollars	3,249	94

A 10% weakening of the functional currency of each sub-group against US dollars at 31 December would have had the equal but opposite effect on these currencies to the amounts shown above, on the basis that all other variables remain constant. There is no foreign currency translation risk that would affect equity directly.

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings. The Group manages its interest rate exposure of borrowings with a focus on reducing the overall cost of debt. When considered appropriate, we use interest rate swaps to manage the interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

As at 31 December 2008, the carrying amount of the Group’s financial assets and liabilities where their cash flows are subject to interest rate exposure are as follows:

	2007	2008
	HK$ millions	HK$ millions
Borrowings at floating rates	(10,445)	(10,978)
Cash at banks and short-term bank deposits	36,607	2,520
Deposits classified in non-current assets	469	14
Interest bearing loans from minority shareholders	(152)	(159)
Other derivatives	18	(4)
Other receivables	—	75

	26,497	(8,532)

The interest rate profile of the Group’s borrowings is disclosed in Note 27. The cash deposits placed with banks generate interest at the prevailing market interest rates.

At the balance sheet dates, if interest rates had been 100 basis points lower, with all other variables held constant, pre-tax profit for 2008 and 2007 would have increased by HK$71 million and decreased by HK$281 million respectively, mainly as a result of lower interest expenses on floating rate borrowings and interest income from cash and deposits; there would be no direct impact on equity as the Group did not have financial instruments which qualify for hedge accounting and as such all movement of interest expense and income as a result of interest rates changes would be charged to the profit and loss account.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point movement represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis was performed on the same basis for 2007.

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Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from counter party risk in respect of derivative financial instruments as well as credit exposures to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

For counter party and investment risks in respect of our surplus funds, we manage these risks by placing deposits with credit worthy financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s or investing in marketable securities such as US Treasuries or Commercial Papers/Certificates of Deposits issued by credit-worthy counter-parties with similar credit rating as above. Any deviations from this policy are to be approved by the Board. As at 31 December 2008, all surplus funds are placed with financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s.

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or through major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments through major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

The Group considers its maximum exposure to credit risk at the reporting dates is the carrying value of each class of financial assets as follows:

	2007	2008
	HK$ millions	HK$ millions
Cash at banks and short-term bank deposits	36,607	2,520
Trade and other receivables (Note 17)	4,702	5,072
Derivative financial assets (Note 18(a))	25	48
Other receivable classified as other non-current assets	1,651	1,149

	42,985	8,789

(iv)	Liquidity risk

Prudent liquidity risk management, including maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities to fund working capital, debt service, dividend payments, new investments and the ability to close out market positions, is adopted. Due to the dynamic nature of the underlying businesses, the Group maintains significant flexibility in funding to respond to opportunities and events by ensuring committed credit lines are available.

As at 31 December 2008, the Group had net current liabilities of HK$7,675 million, primarily as a result of the special dividend paid during December 2008 together with the consumption of cash in excess of the amounts generated from operations (2007 – net current assets of HK$28,638 million). The Group’s future funding requirements will be met by facilities as set out in Note 2(a).

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Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The following table details the contractual maturities at the balance sheet date of the Group’s financial liabilities and net-settled derivative financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay.

	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2007
HK$ millions
Borrowings (Note 27)	11,020	11,020	—	(11,020)	(5,083)	(2,858)	(3,079)	—
Currency swap (Note 18(b))	22	22	—	(22)	(9)	(9)	(4)	—
Forward foreign exchange contracts	60	60	—	(62)	(62)	—	—	—
Trade payables (Note 26(a))	1,752	1,752	—	(1,752)	(1,752)	—	—	—
Other payables	5,759	2,188	3,571	(2,188)	(1,864)	(324)	—	—
Licence fees liabilities (Note 28(a))	2,866	2,866	—	(4,499)	(607)	(409)	(1,572)	(1,911)

	21,479	17,908	3,571	(19,543)	(9,377)	(3,600)	(4,655)	(1,911)

	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2008
HK$ millions
Borrowings (Note 27)	11,000	11,000	—	(11,001)	(7,653)	(1,497)	(1,851)	—
Currency swap (Note 18(b))	12	12	—	(12)	(8)	(4)	—	—
Other derivatives (Note 18(b)	13	13	—	(13)	(13)	—	—	—
Trade payables (Note 26(a))	1,964	1,964	—	(1,964)	(1,964)	—	—	—
Other payables	5,990	2,076	3,914	(2,076)	(2,076)	—	—	—
Licence fees liabilities (Note 28(a))	2,354	2,354	—	(3,586)	(389)	(450)	(1,539)	(1,208)

	21,333	17,419	3,914	(18,652)	(12,103)	(1,951)	(3,390)	(1,208)

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Notes to the Accounts

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The following table details the contractual maturities at the balance sheet date of the Group’s derivative financial liabilities that will be settled on a gross basis. The amounts disclosed in the table are based on the contractual undiscounted cash flows and the earliest date the Group can be required to pay.

	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2007
HK$ millions
Forward foreign exchange contracts - not qualified for hedges	37	37	—
– Inflow				608	608	—	—	—
– Outflow				(631)	(631)	—	—	—

	37	37	—	(23)	(23)	—	—	—

	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2008
HK$ millions
Forward foreign exchange contracts - not qualified for hedges	2	2	—
– Inflow				195	195	—	—	—
– Outflow				(197)	(197)	—	—	—

	2	2	—	(2)	(2)	—	—	—

(b)	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Group’s overall strategy remains unchanged from 2007.

The Group defines capital as total equity attributable to equity holders of the Company, comprising share capital and reserves, as shown in the consolidated balance sheet. The Group actively and regularly reviews and manages its capital structure to ensure capital and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, projected operating cash flows and projected capital expenditures.

Hutchison Telecommunications International Limited    2008 Annual Report    |    101

Notes to the Accounts

4.	Financial Risk Management (continued)

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts and currency swaps is determined using the prevailing market rates at the balance sheet date. The fair value of non-current assets held for sale is determined by using valuation techniques as performed by an independent valuation (Note 19). As a result of non-availability of market-based evidence, the fair value of tower sites sold and assets leased-back in the sale and operating leaseback transaction (Note 10(b)) is determined respectively by replacement cost approach and income approach by discounting the cash flows to be generated from the contractual lease payments over the lease period.

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	2007	2008
	HK$ millions	HK$ millions
Continuing operations
Mobile telecommunications services	15,973	18,902
Mobile telecommunications products	1,965	2,080
Fixed-line telecommunications services	2,436	2,708
Other non-telecommunications businesses	27	35

	20,401	23,725

Discontinued operations
Mobile telecommunications services	6,989	—

	27,390	23,725

102     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

6.	Segment Information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further sub-divided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment analysis is provided for the Group’s continuing operations (see Note 13 for information on discontinued operations). The segment information on turnover and operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2007
	Hong Kong and Macau							Continuing operations Total	Discontinued operations -India

	Mobile	Fixed-line	Subtotal	Israel	Thailand	Indonesia	Others*
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Turnover	4,775	2,436	7,211	11,650	973	117	450	20,401	6,989
Operating costs	(3,203)	(1,532)	(4,735)	(7,885)	(987)	(592)	(949)	(15,148)	(4,676)
Depreciation and amortisation	(1,125)	(662)	(1,787)	(1,576)	(594)	(151)	(118)	(4,226)	(187)
Profit on disposal of investments and others, net	—	—	—	8	—	—	—	8	—
Impairment charge#	—	—	—	—	(3,854)	—	—	(3,854)	—

Operating profit/(loss)	447	242	689	2,197	(4,462)	(626)	(617)	(2,819)	2,126

Other non-cash items included in profit and loss account:
Share-based payments	(20)	(32)	(52)	(33)	—	—	(138)	(223)	(151)

Total assets	7,914	10,678	18,592	13,766	787	5,858	37,420	76,423	—

Total liabilities	(6,919)	(1,179)	(8,098)	(7,026)	(1,874)	(3,871)	(1,418)	(22,287)	—

Capital expenditures incurred during the year	1,042	498	1,540	986	41	1,873	996	5,436	3,378

*	“Others” segment as at and for the year ended 31 December 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.
#	The impairment charge is a non-cash expense.

Hutchison Telecommunications International Limited    2008 Annual Report    |    103

Notes to the Accounts

6.	Segment Information (continued)

	As at and for the year ended 31 December 2008
	Hong Kong and Macau
	Mobile	Fixed-line	Subtotal	Israel	Thailand	Indonesia	Others*	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Turnover	5,376	2,693	8,069	13,813	1,192	315	336	23,725
Operating costs	(3,619)	(1,708)	(5,327)	(8,918)	(1,111)	(1,318)	(913)	(17,587)
Depreciation and amortisation	(1,325)	(653)	(1,978)	(1,918)	(1)	(339)	(295)	(4,531)
Profit on disposal of investments and others, net	—	—	—	3	—	2,152	298	2,453

Operating profit/(loss)	432	332	764	2,980	80	810	(574)	4,060

Other non-cash items included in profit and loss account:
Share-based payments	(8)	(7)	(15)	(20)	—	—	(53)	(88)

Total assets	7,907	10,670	18,577	13,856	679	5,825	4,838	43,775

Total liabilities	(7,628)	(1,384)	(9,012)	(7,413)	(1,787)	(2,721)	(1,113)	(22,046)

Capital expenditures incurred during the year	1,399	535	1,934	1,191	34	1,544	445	5,148

*	“Others” segment as at and for the year ended 31 December 2008 comprised Vietnam, Sri Lanka, Corporate and Ghana up to the date of disposal on 11 July 2008.

7.	Staff Costs

	2007	2008
	HK$ millions	HK$ millions
Wages and salaries	1,960	2,245
Termination benefits	76	139
Pension costs
– defined benefit plans (Note 34(a))	21	21
– defined contribution plans	15	18
Share-based payments
– equity-settled	223	88

	2,295	2,511

104     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

7.	Staff Costs (continued)

(a)	Directors’ emoluments

	Year ended 31 December 2007
Name of Director	Fees HK$ millions	Basic salaries, allowances and benefits-in-kind HK$ millions	Bonuses HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	61.35
Tim Lincoln PENNINGTON	0.27	3.52	8.27	0.66	14.78	27.50
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS	0.04	—	—	—	—	0.04
Aldo MAREUSE	0.27	—	—	—	—	0.27
Michael John O’CONNOR	0.23	—	—	—	—	0.23
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.32	25.37	0.94	54.68	91.88

	Year ended 31 December 2008
Name of Director	Fees HK$ millions	Basic salaries, allowances and benefits-in-kind HK$ millions	Bonuses HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.98	10.89	0.30	10.61	26.05
Christopher John FOLL (Note (i))	0.10	0.98	0.60	0.07	0.13	1.88
Tim Lincoln PENNINGTON (Note (ii))	0.17	2.31	2.17	0.46	3.93	9.04
Frank John SIXT	0.27	—	—	—	—	0.27
CHAN Ting Yu (Note (iii))	0.27	2.99	3.07	0.21	3.89	10.43
CHOW WOO Mo Fong, Susan (Note (iii))	0.27	—	—	—	—	0.27
WONG King Fai, Peter (Note (iii))	0.27	3.28	6.76	0.24	3.11	13.66
Aldo MAREUSE (Note (iv))	—	—	—	—	—	—
Michael John O’CONNOR (Note (iv))	—	—	—	—	—	—
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.84	13.54	23.49	1.28	21.67	63.82

Notes:

(i)	Mr Christopher John Foll was appointed as Director of the Company on 20 August 2008.
(ii)	Mr Tim Lincoln Pennington resigned as Director of the Company on 20 August 2008.
(iii)	Mr Chan Ting Yu, Mrs Chow Woo Mo Fong, Susan and Mr Wong King Fai, Peter were appointed as Directors of the Company on 3 January 2008.
(iv)	Mr Michael John O’Connor and Mr Aldo Mareuse resigned as Directors of the Company on 3 January 2008.

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2007 and 2008.

Hutchison Telecommunications International Limited    2008 Annual Report    |    105

Notes to the Accounts

7.	Staff Costs (continued)

(b)	Five highest paid individuals

Out of the five individuals with the highest emoluments, four (2007 – two) are directors whose emoluments are disclosed in Note 7(a) above. The aggregate of the emoluments in respect of the other one (2007 – three) individual is as follows:

	2007 HK$ millions	2008 HK$ millions
Basic salaries, allowances and benefits-in-kind	9	3
Bonuses	21	8
Provident fund contributions	1	1
Share-based payments	33	2

	64	14

The emoluments of the above mentioned individuals, with the highest emoluments fall within the following bands:

	2007 Number of individual	2008 Number of individual
HK$9,000,001 — HK$9,500,000	—	—
HK$14,000,001 — HK$14,500,000	—	1
HK$15,500,001 — HK$16,000,000	1	—
HK$21,500,001 — HK$22,000,000	1	—
HK$25,500,001 — HK$26,000,000	1	—

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2007 and 2008.

8.	Other Operating Expenses

	2007 HK$ millions	2008 HK$ millions
Cost of services provided	6,668	7,673
General administrative and distribution costs	1,711	1,996
Loss on disposal of fixed assets	26	23
Impairment loss on stocks and non-current assets	—	17
Write-off of customer acquisition and retention costs	44	11
Operating leases in respect of
- buildings	851	1,053
- hire of plant and machinery	541	909
Auditor’s remuneration	67	54
Provision for impairment of trade receivables	255	261
Exchange (gains)/losses	(84)	146
Others	103	148

	10,182	12,291

106    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

9.	Impairment Charge for Thailand Segment

During the year ended 31 December 2007, the Group recognised an impairment charge of HK$3,854 million, in connection with the Group’s investments in its mobile telecommunications business in Thailand. The charge was made based on the results of the impairment test for the Thailand segment as a CGU using the value-in-use model in accordance with IAS 36. The Group’s operation in Thailand continued to suffer losses in 2007, but due to further intensification in price competition, together with high levels of penetration, regulations on interconnection and an uncertain political environment, the business environment had severely deteriorated during 2007. The cash flow forecasts for the Thailand segment also indicated that the carrying values of certain non-current assets were not expected to be recoverable from the future operating cash flows of the current business. The Group therefore recognised an impairment charge in respect of network equipment, telecommunications licences and certain non-current assets for the Thailand segment for the year ended 31 December 2007.

10.	Profit on Disposal of Investments and Others, Net

	Note	2007 HK$ millions	2008 HK$ millions
Net profit on partial disposal of subsidiaries	(a)	8	3
Profit on disposal of base station tower sites	(b)	—	1,421
Profit on disposal of Ghana operations	(c)	—	298
Other income, net	(d)	—	731

		8	2,453

(a)	Net profit on partial disposal of subsidiaries

During the year ended 31 December 2008, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$3 million (2007 – HK$8 million) following the exercise of the share options held by the option holders of Partner Communications.

(b)	Profit on disposal of base station tower sites

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”), a 60%-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on 18 March 2008. During the year ended 31 December 2008, the sale of two tranches comprising 2,248 sites was completed whereby the Group recognised a gain of US$182.2 million (HK$1,421 million) from the sale.

Concurrent with completion of the first tranche, HCPT and Protelindo have entered into a Master Lease Agreement pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station tower sites and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the options to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease. The leaseback has been accounted for as an operating lease and the Group recognised an operating lease expense of HK$128 million during the year ended 31 December 2008.

(c)	Profit on disposal of Ghana operations

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell the indirect interests in the Ghana operations for cash consideration of HK$583.5 million. The transaction was completed on 11 July 2008 and the Group has realised a gain of HK$298 million.

Hutchison Telecommunications International Limited    2008 Annual Report    |    107

Notes to the Accounts

10.	Profit on Disposal of Investments and Others, Net (continued)

(d)	Other income, net

During the year ended 31 December 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the profit and loss account for the year ended 31 December 2008 of which US$29.9 million (approximately HK$233 million) and US$17.5 million (approximately HK$136.5 million) remained in amounts receivable in current and non-current assets, respectively, in the balance sheet as at 31 December 2008.

11.	Interest and Other Finance Costs, Net

	2007 HK$ millions	2008 HK$ millions
Interest income	1,619	1,074

Interest and other finance costs
Bank loans and overdrafts	681	159
Other loans repayable within 5 years	61	79
Other loans not wholly repayable within 5 years	1	—
Obligations under finance leases	1	7
Notes and debentures repayable within 5 years	273	374
Notional non-cash interest accretion (Note)	343	386
Guarantee and other finance fees	58	62
Net exchange (gain)/loss on borrowings	(555)	285

	863	1,352
Less: Interest capitalised	(113)	(4)

	750	1,348

Fair value loss/(gain) on derivative instruments:
Currency swap and forward contracts	620	22
Other derivatives	(35)	(40)

	1,335	1,330

Interest and other finance costs, net	(284)	256

Capitalisation rate applied to funds borrowed for the funding of assets	4.71% - 7.36%	3.80% - 6.98%

Note:	Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in the balance sheet such as licence fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

108    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

12.	Taxation

	Year ended 31 December 2007			Year ended 31 December 2008
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	(4)	23	19	(7)	65	58
Outside Hong Kong	694	(522)	172	1,032	(216)	816

	690	(499)	191	1,025	(151)	874

Hong Kong profits tax has been provided for at the rate of 16.5% (2007 — 17.5%) on the estimated assessable profits less available tax losses. In 2008, the Government of the Hong Kong Special Administrative Region enacted a change in the profits tax rate from 17.5% to 16.5% for the fiscal year 2008/2009. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

	2007 HK$ millions	2008 HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	(1,075)	802
Income not subject to taxation	(23)	(132)
Expenses not deductible for taxation purposes	277	32
Temporary differences not recognised	356	(227)
Recognition of previously unrecognised tax losses	—	(32)
Over provision in prior years	(68)	(2)
Tax losses not recognised	724	335
Withholding tax	—	78
Effect of change in tax rate	—	20

Total taxation charge	191	874

The change in average applicable tax rate is caused by a change in the profits tax rate in Hong Kong and a change in the profitability of the Group’s subsidiaries in the respective countries.

13.	Profit from Discontinued Operations

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP Investments (Holdings) Limited (“CGP”), a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as Vodafone Essar Limited) and its subsidiaries to Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results pertaining to the Indian mobile telecommunications were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. On 8 May 2007, the Company completed the Transaction and recognised a disposal gain of approximately HK$69,343 million. Profit pertaining to the Indian mobile telecommunications operations for the period ended 8 May 2007 was HK$1,159 million and as a result, profit from discontinued operations of HK$70,502 million was recorded for the year ended 31 December 2007. Note 6 sets out details of the operating results of the discontinued operations up to the date of disposal.

Hutchison Telecommunications International Limited    2008 Annual Report    |    109

Notes to the Accounts

14.	Dividends

(a)	During the year ended 31 December 2008, the Company declared and paid a special cash dividend of HK$7 per share, or approximately HK$33,700 million in aggregate.

(b)	On 4 March 2009, the Board of Directors of the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), an indirect wholly-owned subsidiary of the Company, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and HWL; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operate the Company’s mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. The distribution amount is equivalent to the net asset value of HTHKH at the date of dividend distribution. The net asset value of HTHKH was approximately HK$10,061 million as at 31 December 2008. This conditional interim dividend in specie was approved after the balance sheet date and has not been recognised as a liability at the balance sheet date.

(c)	During the year ended 31 December 2007, the Company declared and paid a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP (Note 13).

15.	Earnings/(Loss) per Share

Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2008
Weighted average number of shares in issue	4,775,095,834	4,794,472,939

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(3,147)	1,883

Basic (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.66)	0.39

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	66,884	1,883

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	14.01	0.39

110    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

15.	Earnings/(Loss) per Share (continued)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Partner Communications is the only subsidiary of the Company which has employee stock option plans. The dilutive impact on earnings per share arising from the employee stock options of Partner Communications outstanding as at 31 December 2008 is insignificant (2007 – N/A).

	2007	2008
Weighted average number of shares in issue	4,775,095,834	4,794,472,939
Adjustment for share options (Note)	N/A	16,586,871

Weighted average number of shares for the purpose of diluted earnings per share	4,775,095,834	4,811,059,810

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(3,147)	1,883
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	(8)

(Loss)/Profit from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings per share from continuing operations (HK$ millions)	(3,147)	1,875

Diluted (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.66)	0.39

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	70,031	—

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	66,884	1,883
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	(8)

Profit attributable to equity holders of the Company for the purpose of diluted earnings per share (HK$ millions)	66,884	1,875

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	14.01	0.39

Note:	The Group has incurred a loss from continuing operations for the year ended 31 December 2007, the conversion of all potential ordinary shares arising from the share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations. Accordingly, the weighted average number of share was not adjusted to compute the diluted earnings per share.

Hutchison Telecommunications International Limited    2008 Annual Report    |    111

Notes to the Accounts

16.	Cash and Cash Equivalents

	2007 HK$ millions	2008 HK$ millions
Cash at banks and on hand	1,211	509
Short-term bank deposits	35,400	2,016

	36,611	2,525

The carrying value of cash and cash equivalents approximates to their fair value.

17.	Trade and Other Receivables

	Note	2007 HK$ millions	2008 HK$ millions
Trade receivables		3,716	4,136
Less: Provision for impairment of trade receivables		(575)	(728)

Trade receivables, net of provision	(a)	3,141	3,408
Other receivables and prepayments	(b)	1,010	1,664
Held-to-maturity debt securities	(c)	551	—

		4,702	5,072

(a)	Trade receivables, net of provision

	2007 HK$ millions	2008 HK$ millions
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,506	1,969
31 – 60 days	655	615
61 – 90 days	151	187
Over 90 days	829	637

	3,141	3,408

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

As of 31 December 2008, trade receivables of HK$858 million (2007 – HK$652 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2007 HK$ millions	2008 HK$ millions
The ageing analysis of trade receivables which were past due but not impaired is as follows:
Past due 0 – 30 days	279	227
Past due 31 – 60 days	205	248
Past due 61 – 90 days	73	133
Past due over 90 days	95	250

	652	858

112    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

17.	Trade and Other Receivables (continued)

(a)	Trade receivables, net of provision (continued)

As of 31 December 2008, trade receivables of HK$728 million (2007 – HK$575 million) were impaired and provision for impairment has been fully provided for in the accounts. The ageing of these trade receivables is as follows:

	2007 HK$ millions	2008 HK$ millions
The ageing analysis of trade receivables which are impaired is as follows:
Not due	38	30
Past due 0 – 30 days	14	22
Past due 31 – 60 days	56	82
Past due 61 – 90 days	25	33
Past due over 90 days	442	561

	575	728

Movement of provision for impairment of trade receivables is as follows:

	2007 HK$ millions	2008 HK$ millions
Beginning of year	909	575
Relating to subsidiaries disposed of	(284)	—
Increase in provision recognised in profit or loss
– continuing operations	255	334
Increase in provision recognised in profit or loss
– discontinued operations	62	—
Amounts recovered in respect of brought forward balance
– continuing operations	(79)	(73)
Write-off during the year	(338)	(107)
Exchange translation differences	50	(1)

End of year	575	728

The creation and release of provision for impaired receivables have been included in other operating expenses in the profit and loss account (Note 8). Amount charged to the provision account is generally written off when there is no expectation of recovering additional cash.

(b)	Other receivables and prepayments

Other receivables and prepayments comprise inter alia utilities and sundry deposits, prepaid expenses and prepayments to suppliers. The carrying value of other receivables approximates to their fair value. The other receivables and prepayments do not contain impaired assets. The maximum exposure to credit risk is the fair value of each class of financial assets mentioned above. The Group does not hold any collateral as security.

(c)	Held-to-maturity debt securities

The held-to-maturity debt securities as at 31 December 2007 represented investment in corporate and other bonds which were restricted to be used for repayment of the amounts due under the defeased finance lease arrangement. The security was retired during 2008 when the defeased finance lease arrangement was repaid.

Hutchison Telecommunications International Limited    2008 Annual Report    |    113

Notes to the Accounts

18.	Derivative Financial Assets and Liabilities

(a)	Derivative financial assets

	2007 HK$ millions	2008 HK$ millions
Not qualified for hedge
Forward foreign exchange contracts	7	39
Other derivatives	18	9

	25	48

(b)	Derivative financial liabilities

	2007 HK$ millions	2008 HK$ millions
Not qualified for hedge
Currency swap	22	12
Forward foreign exchange contracts	97	2
Other derivatives	—	13

	119	27

As at 31 December 2008, the Group had outstanding currency swap and forward foreign exchange contracts with a notional amount of US$108 million and Euro 6 million (2007 – US$1,200 million).

Included in the above, as at 31 December 2007, the Group had currency swap and forward foreign exchange contract arrangements with banks to swap US dollars borrowings of US$12 million or HK$97 million and US dollars loans to subsidiaries of US$1,095 million or HK$8,539 million into Thai Baht borrowings to match currency exposures of the underlying business. On 1 January 2008, certain forward foreign exchange contracts with a notional amount of US$1,095 million were designated as cash flow hedges of the foreign exchange risk in the Group’s Thailand operations arising from its US dollar intercompany loans from the Group and were subsequently closed out during the year ended 31 December 2008. As at 31 December 2008, the Group had outstanding currency swaps with a notional amount of US$8 million to swap US dollars borrowings of US$8 million or HK$59 million into Thai Baht borrowings.

In addition, the Group has entered into derivative transactions, which were classified as other derivatives, in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by a subsidiary in Israel. The notional amount of the outstanding other derivatives at as 31 December 2008 was NIS 800 million (2007 – NIS 1,000 million).

The derivative financial assets and liabilities mentioned above are classified as financial assets and liabilities at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

114    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

19.	Assets Held for Sale

Assets held for sale comprised the following:

2008 HK$ millions
Assets held for sale
Fixed assets	174

During the year ended 31 December 2008, the Group’s Vietnam operations received approval from The People’s Committee of Hanoi City to switch its operating spectrum from CDMA to GSM. While some equipment with modifications can be used in the new network, due to the difference in technology, certain equipment could not be re-used and therefore would not be used for the entire useful life that had initially been estimated. As such, a review of the useful life of such CDMA equipment was conducted and acceleration of depreciation was recorded. These assets were classified as held for sale in June 2008 and stated at the lower of cost and fair value less cost to sell up to 31 December 2008.

In August 2008, the Group has entered into agreements to sell these assets. The consideration is in the form of US$12.8 million cash receivable and credit notes receivable to be used as credit towards future purchases of GSM equipment. As a result of the above, accelerated depreciation expense of US$19.5 million (equivalent to HK$152 million) was recorded during the year ended 31 December 2008 (Note 20) for the CDMA equipment. As at 31 December 2008, the fair value of the CDMA equipment pending for removal in 2009 was US$22.3 million (equivalent to HK$174 million), which has been classified as non-current assets held for sale.

20.	Fixed Assets

The movement of fixed assets for the year ended 31 December 2007 is as follows:

	Buildings HK$ millions	Telecommunications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
Cost
As at 1 January 2007	230	43,539	2,750	7,050	53,569
Additions – continuing operations	—	3,444	831	479	4,754
Additions – discontinued operations	—	—	3,330	—	3,330
Disposals	(11)	(103)	(1)	(43)	(158)
Relating to subsidiaries disposed of (Note 31(a))	(157)	(20,130)	(2,390)	(1,655)	(24,332)
Transfer between categories	10	3,569	(4,168)	589	—
Exchange translation differences	13	2,292	338	348	2,991

As at 31 December 2007	85	32,611	690	6,768	40,154

Accumulated depreciation and impairment losses
As at 1 January 2007	53	16,753	—	4,801	21,607
Charge for the year – continuing operations	3	2,011	—	784	2,798
Charge for the year – discontinued operations	1	131	—	29	161
Impairment loss for the year	—	2,681	—	211	2,892
Disposals	(4)	(58)	—	(38)	(100)
Relating to subsidiaries disposed of (Note 31(a))	(31)	(4,177)	—	(925)	(5,133)
Transfer between categories	—	2	—	(2)	—
Exchange translation differences	4	747	—	228	979

As at 31 December 2007	26	18,090	—	5,088	23,204

Net book value
As at 31 December 2007	59	14,521	690	1,680	16,950

Hutchison Telecommunications International Limited    2008 Annual Report    |    115

Notes to the Accounts

20.	Fixed Assets (continued)

The movement of fixed assets for the year ended 31 December 2008 is as follows:

	Buildings HK$ millions	Telecommunications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
Cost
As at 1 January 2008	85	32,611	690	6,768	40,154
Additions	—	3,286	498	499	4,283
Disposals	—	(1,480)	(22)	(32)	(1,534)
Relating to subsidiaries disposed of (Note 31(a))	—	(142)	(3)	(50)	(195)
Transfer between categories	—	280	(331)	51	—
Transfer to other assets	—	(17)	—	—	(17)
Transfer to assets held for sale	—	(323)	(30)	—	(353)
Exchange translation differences	(1)	41	38	(30)	48

As at 31 December 2008	84	34,256	840	7,206	42,386

Accumulated depreciation and impairment losses
As at 1 January 2008	26	18,090	—	5,088	23,204
Charge for the year	2	2,298	—	623	2,923
Disposals	—	(636)	—	(31)	(667)
Relating to subsidiaries disposed of (Note 31(a))	—	(62)	—	(11)	(73)
Transfer between categories	—	45	—	(45)	—
Transfer to assets held for sale	—	(179)	—	—	(179)
Exchange translation differences	(1)	(14)	—	(23)	(38)

As at 31 December 2008	27	19,542	—	5,601	25,170

Net book value
As at 31 December 2008	57	14,714	840	1,605	17,216

During the year ended 31 December 2008, the Group recognised total additional depreciation of HK$329 million that comprised accelerated depreciation for CDMA equipment not convertible to GSM and their related capitalised expenses of HK$152 million and HK$15 million respectively (Note 19); and an amount of HK$162 million resulting from replacement of existing 3G network equipment with a third party vendor over a period of three years by Partner Communications.

116     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

20.	Fixed Assets (continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

	2007 HK$ millions	2008 HK$ millions
Hong Kong
Long leasehold (not less than 50 years)	1	1
Medium leasehold (less than 50 years but not less than 10 years)	50	48

Outside Hong Kong
Freehold	8	8

	59	57

The fixed assets of the Group held under finance lease arrangements are as follows:

	2007 HK$ millions	2008 HK$ millions
(a) Telecommunications and network equipment held under defeased finance leases
Cost	3,222	—
Accumulated depreciation and impairment losses	(2,891)	—

Net book value	331	—

Depreciation during the year	126	126

Impairment loss during the year	—	—

(b) Other assets held under finance leases
Cost	45	48
Accumulated depreciation and impairment losses	(16)	(26)

Net book value	29	22

Depreciation during the year	9	10

Impairment loss during the year	—	—

Hutchison Telecommunications International Limited    2008 Annual Report    |    117

Notes to the Accounts

21.	Goodwill

	2007 HK$ millions	2008 HK$ millions
Gross carrying amount and net book value at beginning of year	19,571	6,070
Relating to additional equity interests in subsidiaries acquired	—	983
Relating to subsidiaries partially disposed of	(17)	(4)
Relating to subsidiaries disposed of (Note 31(a))	(14,835)	(79)
Exchange translation differences	1,351	(155)

Gross carrying amount and net book value at end of year	6,070	6,815

Accumulated impairment losses at beginning and end of year	—	—

Impairment test for goodwill

Goodwill is allocated to the Group’s CGUs identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2007 HK$ millions	2008 HK$ millions
Hong Kong and Macau
Mobile telecommunications	1,465	2,130
Fixed-line telecommunications	2,385	2,385

	3,850	4,515
Israel	988	1,305
Indonesia	980	826
Multiple units without significant goodwill	252	169

	6,070	6,815

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period to 2013.

Key assumptions used for value-in-use calculations are:

(i)	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) has been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

(ii)	A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, management used long-term average growth rate to determine the terminal value of the Group’s respective CGUs.

(iii)	The discount rate applied to cash flows of the Group’s respective CGUs ranged from 7.4% to 14.5% based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The discount rate is adjusted to reflect the risk profile equivalent to those that the Group expects to derive from the assets.

In accordance with the Group’s accounting policy on asset impairment (Note 2(n)), the carrying values of goodwill were tested for impairment as at 31 December 2008 and 31 December 2007. Note 3(a)(iii) contains information about the estimates, assumptions and judgments relating to goodwill impairment tests. The results of the tests undertaken as at 31 December 2008 and 31 December 2007 indicated no impairment charge was necessary.

118    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

22.	Other Intangible Assets

	Telecommunications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2007
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

Year ended 31 December 2007
Opening net book value	6,832	366	674	2,888	10,760
Additions – continuing operations	80	602	—	—	682
Additions – discontinued operations	48	—	—	—	48
Write-off during the year	—	(44)	—	—	(44)
Relating to subsidiaries disposed of (Note 31(a))	(1,829)	—	—	(40)	(1,869)
Amortisation for the year – continuing operations	(416)	(424)	(45)	(404)	(1,289)
Amortisation for the year – discontinued operations	(17)	—	—	(7)	(24)
Impairment for the year	(947)	—	—	—	(947)
Exchange translation differences	289	—	40	172	501

Closing net book value	4,040	500	669	2,609	7,818

As at 31 December 2007
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortisation	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

	Telecommunications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2008
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortisation	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

Year ended 31 December 2008
Opening net book value	4,040	500	669	2,609	7,818
Additions	—	865	—	—	865
Write-off during the year	—	(11)	—	—	(11)
Relating to subsidiaries disposed of (Note 31(a))	(62)	—	—	—	(62)
Amortisation for the year	(377)	(597)	(52)	(463)	(1,489)
Exchange translation differences	(109)	—	27	121	39

Closing net book value	3,492	757	644	2,267	7,160

As at 31 December 2008
Cost	7,623	1,735	826	3,885	14,069
Accumulated amortisation	(4,131)	(978)	(182)	(1,618)	(6,909)

Net book value	3,492	757	644	2,267	7,160

Hutchison Telecommunications International Limited    2008 Annual Report    |    119

Notes to the Accounts

23.	Other Non-current Assets

	Note	2007 HK$ millions	2008 HK$ millions
Prepaid capacity and maintenance	(a)	1,225	1,197
Other receivables and prepayments	(b)	1,657	2,647
Long-term deposits	(c)	452	—
Pension assets (Note 34(a))		20	—

		3,354	3,844

The maximum exposure to credit risk at the reporting date is the carrying value of each class of the non-current assets mentioned above. These non-current assets contain no impaired assets.

(a)	The movement of prepaid capacity and maintenance is as follows:

	2007 HK$ millions	2008 HK$ millions
Net book value at 1 January	1,425	1,225
Additions	83	80
Amortisation for the year – continuing operations	(126)	(108)
Amortisation for the year – discontinued operations	(2)	—
Relating to subsidiary disposed of	(167)	—
Exchange translation differences	12	—

Net book value at 31 December	1,225	1,197

(b)	Other receivables and prepayments are carried at amortised cost. The carrying value of other receivables approximates their fair value at the balance sheet date, which are based on cash flows discounted using a rate based on the borrowing rate of 2.70% to 8.65% per annum (2007 – 4.24% to 7.50% per annum).

(c)	As at 31 December 2007, the long-term deposits were pledged to a bank as collateral to certain performance bonds required by the Office of the Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. The deposits were released during 2008.

120    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

24.	Interests in Jointly-controlled Entities

2008 HK$ millions
Investments	99
Share of undistributed post acquisition reserves	(11)

88

Particulars regarding the jointly-controlled entities are set forth on page 143.

The Group’s share of assets and liabilities, results and capital commitments of the jointly-controlled entities are as below:

2008 HK$ millions
Non-current assets	9
Current assets	89
Current liabilities	(87)
Non-current liabilities	(22)

Net liabilities	(11)

Revenue	3
Expenses	(14)

Loss before and after taxation	(11)

Capital commitments	4

There are no contingent liabilities related to the Group’s interest in the jointly-controlled entities and no contingent liabilities of the jointly-controlled entities themselves.

25.	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2007 HK$ millions	2008 HK$ millions
Deferred tax assets	376	368
Deferred tax liabilities	(584)	(457)

Net deferred tax liabilities	(208)	(89)

Hutchison Telecommunications International Limited    2008 Annual Report    |    121

Notes to the Accounts

25.	Deferred Taxation (continued)

The gross movement of the deferred tax (liabilities)/assets is as follows:

	Accelerated depreciation allowance HK$ millions	Tax losses HK$ millions	Fair value adjustments arising from business combination HK$ millions	Other temporary differences HK$ millions	Total HK$ millions
As at 1 January 2007	(2,044)	2,775	(913)	104	(78)
Net credit/(charge) for the year – continuing operations (Note 12)	387	(13)	130	(5)	499
Net (charge)/credit for the year – discontinued operations	(341)	107	—	60	(174)
Relating to subsidiaries disposed of (Note 31(a))	791	(1,075)	—	(153)	(437)
Exchange translation differences	21	17	(54)	(2)	(18)

As at 31 December 2007	(1,186)	1,811	(837)	4	(208)

As at 1 January 2008	(1,186)	1,811	(837)	4	(208)
Net credit/(charge) for the year (Note 12)	89	(118)	138	42	151
Exchange translation differences	11	1	(38)	(6)	(32)

As at 31 December 2008	(1,086)	1,694	(737)	40	(89)

The potential deferred tax assets which have not been recognised in the accounts are as follows:

	2007 HK$ millions	2008 HK$ millions
Arising from unused tax losses	3,274	2,994
Arising from depreciation allowances	440	272
Arising from other temporary differences	322	287

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$12,056 million (2007 — HK$12,444 million) carried forward, an amount of HK$4,145 million (2007 - HK$3,843 million) can be carried forward indefinitely. The remaining HK$7,911 million (2007 - HK$8,601 million) will expire in the following years:

	2007 HK$ millions	2008 HK$ millions
In the first year	1,448	1,271
In the second year	1,509	1,477
In the third year	1,419	1,765
In the fourth year	2,000	1,277
In the fifth to tenth years inclusive	2,225	2,121

	8,601	7,911

122     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

26.	Trade and Other Payables

	Note	2007 HK$ millions	2008 HK$ millions
Trade payables	(a)	1,752	1,964
Accrued expenses and other payables		4,236	4,224
Deferred revenue		349	345
Receipts in advance		927	1,066
Payables to related companies (Note 37(c))		61	43
Current portion of licence fees liabilities (Note 28(a))		577	358

		7,902	8,000

(a)	Trade payables

	2007 HK$ millions	2008 HK$ millions
The ageing analysis of trade payables is as follows:
Current	1,008	1,305
31 - 60 days	649	392
61 - 90 days	27	125
Over 90 days	68	142

	1,752	1,964

27.	Borrowings

	2007 HK$ millions	2008 HK$ millions
Current
Bank loans	4,515	5,594
Other loans	568	960
Notes and debentures	—	1,098

	5,083	7,652

Non-current
Bank loans	54	19
Other loans	1,814	10
Notes and debentures	4,069	3,319

	5,937	3,348

Total borrowings	11,020	11,000

Hutchison Telecommunications International Limited    2008 Annual Report    |    123

Notes to the Accounts

27.	Borrowings (continued)

The maturity of borrowings is as follows:

	2007 HK$ millions	2008 HK$ millions
Bank loans
Not later than 1 year	4,515	5,594
After 1 year, but within 2 years	35	19
After 2 years, but within 5 years	19	—
Other loans
Not later than 1 year	568	960
After 1 year, but within 2 years	1,814	5
After 2 years, but within 5 years	—	5
Notes and debentures
Not later than 1 year	—	1,098
After 1 year, but within 2 years	1,009	1,473
After 2 years, but within 5 years	3,060	1,846

Total borrowings	11,020	11,000

The Group’s borrowings as at 31 December 2007 and 2008 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2007 and 2008 in respect of such debt are as follows:

	As at and for the year ended 31 December 2007
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	4,600	—	4,600	216
Fixed-line telecommunications	4	—	4	123
India	—	—	—	672
Israel	47	4,072	4,119	283
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Others	85	—	85	14

	5,083	5,937	11,020	1,689

	As at and for the year ended 31 December 2008
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	5,215	—	5,215	134
Fixed-line telecommunications	—	—	—	—
Israel	1,150	3,329	4,479	385
Thailand	339	19	358	18
Indonesia	948	—	948	79
Others	—	—	—	3

	7,652	3,348	11,000	619

124    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

27.	Borrowings (continued)

Included in the other loans are obligations under finance leases repayable as follows:

	2007 HK$ millions	2008 HK$ millions
Finance lease obligations – minimum lease payments:
Not later than 1 year	564	13
After 1 year, but within 2 years	7	5
After 2 years, but within 5 years	—	5

	571	23
Future finance charges on finance lease obligations	—	(1)

Present value of finance lease obligations	571	22

The present value of finance lease obligations is as follows:
Not later than 1 year	564	12
After 1 year, but within 2 years	7	5
After 2 years, but within 5 years	—	5

	571	22

The Group’s outstanding borrowings are denominated in the following currencies:

	2007 HK$ millions	2008 HK$ millions
Hong Kong dollars	4,138	5,215
New Israeli Shekel	4,099	4,472
Thai Baht	309	301
US dollars	2,474	1,012

	11,020	11,000

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

	Maturity date	2007 HK$ millions	2008 HK$ millions
Secured bank loans
Variable, Nil (2007 - 5.09%) per annum	2008	4,049	—
Unsecured bank loans
Variable, 2.70% to 4.27% (2007 - 4.24% to 5.85%) per annum	2008 - 2010	520	5,613
Other secured loans
Finance lease obligations	2008	551	—
Variable, 5.89% (2007 - 6.45%) per annum	2009	1,807	948
Other unsecured loans
Finance lease obligations	2009 - 2011	20	22
Fixed, Nil (2007 - 7.50%) per annum	2008	4	—
Notes and debentures
Variable, 8.65% (2007 - 4.25%) per annum	2012	4,069	4,417

Total borrowings		11,020	11,000
Less: Total borrowings repayable within twelve months		(5,083)	(7,652)

Total non-current borrowings		5,937	3,348

Hutchison Telecommunications International Limited    2008 Annual Report    |    125

Notes to the Accounts

27.	Borrowings (continued)

The fair values of the Group’s total borrowings at 31 December 2008 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 2.70% to 8.65% (2007 – 4.25% to 7.50%).

The fair values of the Group’s total borrowings as at 31 December 2008 were approximately HK$11,005 million (2007 – HK$11,117 million).

As at 31 December 2008, total borrowings of HK$69 million (2007 – HK$182 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group in 2008 in respect of these borrowings was HK$10 million (2007 – HK$54 million).

As at 31 December 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at 31 December 2008, these fixed assets and current assets had a carrying value of HK$1,131 million (2007 – HK$4,971 million) and HK$14 million (2007 – HK$2,398 million) respectively. As at 31 December 2008, the Group had total current borrowings of HK$7,652 million (2007 – HK$5,083 million) and total non-current borrowings of HK$3,348 million (2007 – HK$5,937 million) respectively, HK$948 million (2007 – HK$4,600 million) of the Group’s current borrowings and none of (2007 – HK$1,807 million) the Group’s non-current borrowings as at 31 December 2008 were secured.

During 2007, the Group provided intercompany loans to the Group’s Thailand operations in US dollars totalling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai Baht, which were subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US dollars proceeds to Thai Baht. To receive exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, the Group entered into forward foreign exchange contracts with various banks in Thailand. As at 31 December 2007, the Group had US$1,095 million outstanding under these forward foreign exchange contracts where the Group has commitments to sell Thai Baht and buy US dollars at pre-agreed rates (Note 18). All of these outstanding forward foreign exchange contracts were closed out during 2008.

126    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

28.	Other Non-current Liabilities

	Note	2007 HK$ millions	2008 HK$ millions
Non-current licence fees liabilities	(a)	2,289	1,996
Pension obligations (Note 34(a))		13	107
Employee retirement obligations		88	148
Accrued expenses and other payables		161	207

		2,551	2,458

(a)	Licence fees liabilities

	2007 HK$ millions	2008 HK$ millions
Licence fees liabilities – minimum annual fees payments:
Not later than 1 year	607	389
After 1 year, but within 5 years	1,981	1,989
After 5 years	1,911	1,208

	4,499	3,586
Future finance charges on licence fees liabilities	(1,633)	(1,232)

Present value of licence fees liabilities	2,866	2,354

The present value of licence fees liabilities is as follows:
Current portion of licence fees liabilities (Note 26)	577	358

Non-current licence fees liabilities:
After 1 year, but within 5 years	1,384	1,395
After 5 years	905	601

	2,289	1,996

Total licence fees liabilities	2,866	2,354

29.	Share Capital

(a)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2007 – 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2007 – 1 million preference shares of US$0.01 each).

(b)	Issued share capital of the Company

	Number of shares	Issued and fully paid HK$ millions
Balance at 1 January 2007	4,765,972,542	1,191
Issued during the year (Note 35(a))	16,190,333	4

Balance at 31 December 2007	4,782,162,875	1,195

Balance at 1 January 2008	4,782,162,875	1,195
Issued during the year (Note 35(a))	32,183,333	9

Balance at 31 December 2008	4,814,346,208	1,204

Hutchison Telecommunications International Limited    2008 Annual Report    |    127

Notes to the Accounts

30.	Reserves

	Share premium HK$ millions	Retained earnings/ (Accumulated losses) HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Investment revaluation reserves HK$ millions	Total HK$ millions
As at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Currency translation differences	—	—	749	3	—	752
Profit attributable to equity holders of the Company for the year	—	66,884	—	—	—	66,884
Relating to subsidiaries disposed of (Note 31(a))	—	—	(1,115)	—	—	(1,115)
Dividend paid (Note 14)	—	(32,234)	—	—	—	(32,234)
Employee share option scheme – value of services provided	—	—	—	207	—	207
Issuance of ordinary shares arising from exercise of employee share options	169	—	—	(78)	—	91
Actuarial gains of defined benefit plans	—	36	—	—	—	36

As at 31 December 2007	21,510	27,771	(734)	309	1,233	50,089

As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Currency translation differences	—	—	(362)	(51)	—	(413)
Cash flow hedges
– effective portion of changes in fair value	—	—	—	(28)	—	(28)
– transfer from equity to profit and loss account	—	—	—	28	—	28
Profit attributable to equity holders of the Company for the year	—	1,883	—	—	—	1,883
Relating to subsidiaries disposed of (Note 31(a))	—	—	37	—	—	37
Relating to dilution of interest in a subsidiary	—	—	—	(11)	—	(11)
Dividend paid (Note 14)	—	(33,700)	—	—	—	(33,700)
Employee share option scheme – value of services provided	—	—	—	78	—	78
Issuance of ordinary shares arising from exercise of employee share options	303	—	—	(248)	—	55
Actuarial losses of defined benefit plans	—	(109)	—	—	—	(109)

As at 31 December 2008	21,813	(4,155)	(1,059)	77	1,233	17,909

128    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

31.	Notes to Consolidated Cash Flow Statement

(a)	Disposal of subsidiaries

	2007 HK$ millions	2008 HK$ millions
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 20)	19,199	122
Goodwill (Note 21)	14,835	79
Other intangible assets (Note 22)	1,869	62
Other non-current assets	471	—
Stocks	73	27
Deferred tax assets (Note 25)	1,228	—
Trade and other receivables	7,306	54
Borrowings (Note (b))	(18,547)	(4)
Trade and other payables	(18,214)	(115)
Cost, fees and expenses, accrued and paid	4,019	39
Taxation	(252)	—
Derivative financial liabilities	(92)	—
Other long-term liabilities	(353)	(21)
Deferred tax liabilities (Note 25)	(791)	—
Exchange reserve (Note 30)	(1,115)	37
Intercompany balance assigned to vendor	8,681	—
Minority interest (Note (b))	(4,475)	—

	13,842	280
Profit on disposal of subsidiaries	69,343	298

	83,185	578

Satisfied by:
Cash payment	84,663	583
Less: Cash and cash equivalents disposed of	(1,478)	(5)

	83,185	578

Hutchison Telecommunications International Limited    2008 Annual Report    |    129

Notes to the Accounts

31.	Notes to Consolidated Cash Flow Statement (continued)

(b)	Analysis of changes in financing during the year

	Borrowings HK$ millions	Minority interest HK$ millions	Total HK$ millions
As at 1 January 2007	39,417	5,758	45,175
New loans	7,847	608	8,455
Repayment of loans	(20,184)	—	(20,184)
Net cash (used in)/generated from financing activities	(12,337)	608	(11,729)
Minority interest in profit	—	892	892
Fair value gain on derivative instruments	(530)	—	(530)
Settlement of derivative instruments	473	—	473
Relating to a subsidiary disposed of (Note (a))	(18,547)	(4,475)	(23,022)
Relating to exercise of share options of a subsidiary	—	117	117
Dividends paid to minority shareholders	—	(594)	(594)
Share of other reserves	—	16	16
Actuarial gains of defined benefit plans	—	2	2
Amortisation of loan facility fees	78	—	78
Exchange translation differences	2,466	528	2,994

As at 31 December 2007	11,020	2,852	13,872

As at 1 January 2008	11,020	2,852	13,872
New loans	9,333	6	9,339
Repayment of loans	(9,375)	—	(9,375)
Net cash (used in)/generated from financing activities	(42)	6	(36)
Minority interest in profit	—	1,036	1,036
Settlement of derivative instruments	11	—	11
Relating to a subsidiary disposed of (Note (a))	(4)	—	(4)
Relating to exercise of share options of a subsidiary	—	40	40
Dividends paid to minority shareholders	—	(1,006)	(1,006)
Share of other reserves	—	10	10
Actuarial losses of defined benefit plans	—	(2)	(2)
Amortisation of loan facility fees	33	—	33
Relating to share buyback of a subsidiary	—	(481)	(481)
Relating to acquisition of additional equity interest in a subsidiary	—	95	95
Exchange translation differences	(18)	66	48

As at 31 December 2008	11,000	2,616	13,616

130    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

32.	Contingent Liabilities

As at 31 December 2008, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$50 million (2007 – HK$60 million).

(b)	a guarantee amounting to approximately HK$503 million (2007 – Nil) to a bank as collateral to a performance bond required by the OFTA in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary.

(c)	a total of 18 claims against the Company’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim In approximate HK$ millions
	2007	2008
Alleged violation of antitrust law	238	246
Alleged consumer complaints	5,025	1,719
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980	2,050

At this stage, and until the claims are recognised as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims and therefore no provision has been made.

(d)	a potential claim of approximately NIS42.5 million (approximately HK$87 million) (2007 – Nil) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

33.	Commitments

Outstanding Group commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	Contracted but not provided for		Authorised but not contracted for (Note)
	2007 HK$ millions	2008 HK$ millions	2007 HK$ millions	2008 HK$ millions
Telecommunications, mobile network	2,870	9,167	4,512	1,503
Telecommunications, fixed network	261	456	375	508
Investment commitment in respect of capital contribution to jointly-controlled entities	—	16	—	—
Share of the capital commitment of jointly-controlled entities	—	—	—	4

	3,131	9,639	4,887	2,015

Note: The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to a vigorous authorisation process before the expenditure is committed.

Hutchison Telecommunications International Limited    2008 Annual Report    |    131

Notes to the Accounts

33.	Commitments (continued)

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2007 HK$ millions	2008 HK$ millions	2007 HK$ millions	2008 HK$ millions
Not later than one year	690	785	290	517
Later than one year and not later than five years	1,225	1,429	157	2,260
Later than five years	805	883	1	3,506

	2,720	3,097	448	6,283

The above operating lease commitments included certain leases whereby the Group is the lessee in respect of the base station towers under the Master Lease Agreement as set out in Note 10(b) and under a tower lease agreement with another telecommunication operator of HK$2,955 million and HK$2,919 million respectively. These leases typically run for an initial period of twelve years, with an option to renew the lease for another six years. In addition, as stipulated in the Master Lease Agreement, at the end of the initial period of twelve years and the extended period of eighteen years, the lessee has an option to acquire the tower sites at a pre-agreed price. None of the leases includes contingent rentals.

(c)	Acquisition of telecommunications licence for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G licence in the 1900-2200-MHz radio spectrum for Hong Kong (“Licence”) for a duration of 15 years. For the first five years of the term of the Licence, fixed annual licence fees were payable. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as licence fees liabilities.

(d)	Royalties commitments

As at 31 December 2008, Partner Communications is committed to pay royalties to the Government of Israel at 2% on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner Communications from the provision of telecommunications services under the licence – including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licencee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since 1 January 2006 and will continue to be reduced until it reaches 1%.

132    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

34.	Employee Retirement Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s defined benefit plans represent principally contributory final salary pension plans in Hong Kong. As at 31 December 2008, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The amounts recognised in the consolidated balance sheet are as follows:

	2007 HK$ millions	2008 HK$ millions
Pension assets (Note 23)	(20)	—
Pension obligations (Note 28)	13	107

	(7)	107

The principal actuarial assumptions used for accounting purposes are as follows:

	2007	2008
Discount rate applied to defined benefit plan obligations	3.20% - 10.00%	1.60% - 12.00%
Expected return on plan assets	8.00% - 10.00%	0.00% - 7.00%
Future salary increases	4.00% - 10.00%	0.00% - 12.00%
Interest credited on plan accounts	5.00% - 6.00%	5.00% - 6.00%

	2007 HK$ millions	2008 HK$ millions
The amount recognised in the consolidated profit and loss account:
Current service cost	29	33
Interest cost	8	7
Expected return on scheme assets	(16)	(19)

Total, included in staff costs (Note 7)	21	21

	2007 HK$ millions	2008 HK$ millions
The amount recognised in the consolidated balance sheet:
Present value of funded plans’ obligations	213	245
Present value of unfunded plans’ obligations	13	19
Less: Fair value of plan assets	(233)	(157)

(Asset)/Liability recognised in consolidated balance sheet	(7)	107

The limit of net assets to be recognised:
Cumulative unrecognised net actuarial losses and past service cost	—	—
Present value of available future refunds or reduction in future contribution	25	10

Limit per IAS 19 paragraph 58/58A/58B	25	10
Net pension (assets)/liabilities recognised in consolidated balance sheet	(7)	107

Reduction of net asset due to the limit	—	—

Hutchison Telecommunications International Limited    2008 Annual Report    |    133

Notes to the Accounts

34.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

	2007 HK$ millions	2008 HK$ millions
Changes in present value of the defined benefit obligations
Beginning of year	202	226
Current service cost net of employee contributions	29	33
Actual employee contributions	1	1
Interest cost	8	7
Actuarial losses on obligations	4	22
Actual benefits paid	(19)	(23)
Net transfer in liabilities	1	—
Exchange differences	—	(2)

End of year	226	264

Changes in the fair value of the plan assets
Beginning of year	187	233
Expected return on plan assets	16	19
Actuarial gains/(losses) on plan assets	42	(87)
Actual company contributions	6	15
Actual benefits paid	(19)	(23)
Net transfer in assets	1	—

End of year	233	157

The analysis of the fair value of plan assets at end of year is as follows:
Equity instruments	154	84
Debt instruments	41	39
Other assets	38	34

	233	157

	2007 HK$ millions	2008 HK$ millions
The experience adjustments are as follows:
Fair value of plan assets	233	157
Present value of funded plans’ obligations	(213)	(245)
Present value of unfunded plans’ obligations	(13)	(19)

Surplus/(deficit)	7	(107)

Experience adjustments on plan assets	42	(87)

Percentage of plan assets (%)	18	(55)

Experience adjustments on plan obligations	(8)	(9)

Percentage of plan obligations (%)	4	3

134     |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

34.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

The actual return on plan assets during the year ended 31 December 2008 was loss of HK$68 million (2007 – gain of HK$58 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 31 December 2008 was HK$97 million (2007 – accumulated actuarial gains of HK$14 million).

Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the surplus/deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 30 June 2006 reported a funding level of 108% of the accrued actuarial liabilities on an ongoing basis. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2008, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(b)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contributions totalling HK$0.2 million (2007 – HK$1 million) were used to reduce the current year’s level of contribution.

Hutchison Telecommunications International Limited    2008 Annual Report    |    135

Notes to the Accounts

35.	Equity Compensation Benefits

(a)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at the extraordinary general meeting of shareholders of HWL on 19 May 2005, subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively, and further amended by an ordinary resolution passed at the extraordinary general meeting of the Company held on 8 May 2007 and the annual general meeting of HWL on 22 May 2008.

Share options have been granted to directors and employees. The exercise price of the options granted is equal to the average closing price of the Company’s shares for the five business days immediately preceding the date of the offer for grant and the closing price of the Company’s shares on such date, whichever is higher. The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

As at 31 December 2008, details of share options granted under the Share Option Scheme are as follows:

Option series	Number of share options granted (in thousands)		Grant date	Expiry date (4)	Exercise price per share option
2005 grant	76,300		8 August 2005	7 August 2015	HK$	1.95	(1)
2007 grant	13,850		23 November 2007	22 November 2017	HK$	4.51	(2)
2008 grant	5,000		12 December 2008	11 December 2018	HK$	2.20
2008 grant	4,383	(3)	15 December 2008	14 December 2018	HK$	4.51

1.	The exercise price for the 2005 grant was adjusted from HK$8.70 to HK$1.95 per share on 29 June 2007 as a result of the payment of Transaction Special Dividend (Note 14) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on 8 May 2007 and 22 May 2008 respectively.
2.	The exercise price for 8,767 thousand share options under the 2007 grant was adjusted from HK$11.51 to HK$4.51 per share on 2 December 2008 as a result of the special dividend paid in 2008 (Note 14) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on 8 May 2007 and 22 May 2008 respectively.
3.	4,383 thousand share options with an exercise price of HK$11.51 per share under the 2007 grant were vested and unexercised as at the payment of the special dividend on 2 December 2008 (Note 14). Those share options were cancelled in accordance with the terms of the Share Option Scheme and the relevant option holders were granted a total of 4,383 thousand share options with an exercise price of HK$4.51 per share on 15 December 2008 (the “Replacement options”).
4.	In accordance with the terms of the Share Option Scheme, one third of the share options are vested and exercisable on the expiry of each of the first, second and third year after the date of the offer of grant, except for the Replacement options, which, upon acceptance, are vested and exercisable immediately from the date of the offer for grant.

136    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

35.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2007			2008
	Weighted average exercise price per share		Number of share options involved (thousands)	Weighted average exercise price per share		Number of share options involved (thousands)
As at 1 January	HK$	8.70	50,457	HK$	4.72	47,783
Granted	HK$	11.51	13,850	HK$	3.28	9,383
Forfeited	HK$	1.95	(333)	HK$	4.68	(2,450)
Cancelled		—	—	HK$	11.51	(4,383)
Exercised (Note 29)	HK$	5.88	(16,191)	HK$	1.95	(32,183)

As at 31 December	HK$	4.72	47,783	HK$	3.87	18,150

The options under the 2005 grant were fully exercised during the year ended 31 December 2008.

As at 31 December 2008, out of the 18,150 thousand outstanding share options (2007 – 47,783 thousand), 4,383 thousand (2007 – 13,750 thousand) share options were exercisable. 32,183 thousand share options exercised in 2008 were all issued at HK$1.95 each (2007 – HK$8.70 each for 9,424 thousand shares and HK$1.95 each for 6,767 thousand shares). The related weighted average share price at the time of exercise was HK$9.94 per share (2007 – HK$13.51). Out of the 18,150 thousand outstanding share options, 8,767 thousand, 5,000 thousand and 4,383 thousand share options are expiring on 22 November 2017, 11 December 2018 and 14 December 2018 respectively.

The Company uses the Black-Scholes model to measure the fair value of services received in return for share options granted with the following inputs:

Inputs into the model	2007 grant		2008 grant
	Original	Modified(1)	New Grant	Replacement options(2)
Risk-free interest rate (%) (3)	3.145	1.626	1.559	1.496
Expected life (years)	5.5 to 6.5	5.0 to 5.5	5.5 to 6.5	4.5
Expected volatility (%) (4)	28.00	37.68	37.68	37.68

1.	Subsequent to the adjustment in exercise price of 8,767 thousand share options under the 2007 grant on 2 December 2008, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.66 to HK$2.84.
2.	The Replacement options are accounted for in the same way as a modification of the original grant of share options. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.53 to HK$2.77.
3.	The risk-free interest rate was determined based on the yield of 5 or 7 year exchange fund notes at the period of grant/modification.
4.	Expected volatility:
i.	The expected volatility for the 2007 grant was determined by taking the average of statistical analysis of daily share prices of the Company over the last one year up to 23 November 2007 with ex-dividend share price adjusted and statistical analysis of daily share prices of the Company from date of dividend payment to 23 November 2007.
ii.	The expected volatility for the 2007 grant modification and 2008 grant was determined based on statistical analysis of daily share prices of the Company over last one year up to 24 November 2008.

Hutchison Telecommunications International Limited    2008 Annual Report    |    137

Notes to the Accounts

35.	Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications Company Ltd.

Partner Communications became the Group’s subsidiary since April 2005.

In July 2004, the board of directors of Partner Communications approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance. A total number of 5,775,000 ordinary shares of Partner Communications (the “Partner Communications Shares”) were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. At the annual general meeting of the Company and HWL held on 6 May 2008 and 22 May 2008 respectively, shareholders of the Company and HWL approved the proposed refreshment of the maximum number of the Partner Communications Shares which may be issued upon the exercise of all options to be granted under the 2004 Plan and any other share option scheme(s) of Partner Communications, by up to 8,142,000 Partner Communications Shares to be issued pursuant to the 2004 Partner Share Option Plan, representing approximately 5.17% of Partner Communications Shares in issue as at the relevant date of approval. At the annual general meeting held on 22 May 2008, the shareholders of HWL also approved certain additional amendments to the 2004 Plan, which include among others, (i) increasing the total number of Partner Communications Shares reserved for issuance upon exercise of options to be granted under the 2004 Plan by 8,142,000 Partner Communications Shares, (ii) introducing provisions to allow acceleration in vesting of unvested options or the exercise of vested options in the event of change in control or voluntary winding up of Partner Communications, and (iii) allowing upon compliance with conditions specified therein, cashless exercise of vested options under the 2004 Plan.

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined by taking the consideration of the average market price of Partner Communications Shares for the 30 trading days preceding the day on which the options are granted, less 15%. The options vest in four equal annual batches, provided the employee is still in employment. The options are exercisable after the day of vesting but no later than the expiration of the exercise period, which will be fixed by the Partner Communications Compensation Committee and will not exceed ten years from the date of grant.

The board of directors of Partner Communications adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner Communications granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform to the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the aforesaid three Plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and HWL respectively. On 26 March 2008, the board of directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options will be granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

138    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

35.	Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications Company Ltd. (continued)

The weighted average fair value of options granted during the year was determined using the Black-Scholes valuation model that uses the assumptions noted in the following table:

	2007	2008
Risk-free interest rate	4.1%	4.25%
Weighted average expected life	4 years	3 years
Expected volatility	26%	24%

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2007		2008
	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)
As at 1 January	27.78	5,073	36.06	2,864
Granted	53.33	841	66.05	76
Forfeited/Expired	27.33	(246)	29.62	(142)
Exercised	27.00	(2,804)	29.38	(567)

As at 31 December	36.06	2,864	39.21	2,231

Exercisable at 31 December	28.24	625	33.64	1,031

36.	Ultimate Holding Company

As at 31 December 2008, the Company was owned as to 60.36% by HWL with the remaining shares being widely held. The Directors regarded HWL as the Company’s ultimate holding company.

37.	Related Party Transactions

For the purposes of these accounts, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

Related Party Group:

Hutchison Group — HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year are summarised below:

(a)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 7(a).

Hutchison Telecommunications International Limited    2008 Annual Report    |    139

Notes to the Accounts

37.	Related Party Transactions (continued)

(b)	Transactions with Hutchison Group:

	2007 HK$ millions	2008 HK$ millions
Provision for fixed telecommunications and other services	(62)	(79)
Provision for mobile telecommunications services	(27)	(22)
Rental expenses on lease arrangements	53	55
Bill collection services fee expenses	13	14
Roaming arrangement fee income	(13)	(23)
Sharing of services arrangements	30	32
Dealership services fee expenses	22	27
Global procurement services arrangements expense	10	17
Provision of data center services	(18)	(20)
Purchase of handset and accessories	1,101	144
Purchase of office supplies	12	12
Advertising and promotion expenses	25	24
Guarantee and other finance fees	54	10
Interest income on non-current amount due from a related company	(3)	—
Purchase of equipment	21	15

(c)	Balances with Hutchison Group:

	Note	2007 HK$ millions	2008 HK$ millions
Payables to related companies	(i)	(61)	(43)

(i)	The payables to related companies arose during the ordinary course of business are unsecured, interest free and repayable on demand.

(ii)	During the year, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at an interest rate of LIBOR + 2.45% per annum with final maturity date on 15 November 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and any of its subsidiaries that utilise the facility and is guaranteed by HWL. As at 31 December 2008, the Group had not used the facility.

38.	Subsequent Event

The following event occurred subsequent to 31 December 2008 up to the date of approval of these accounts by the Board:

A jointly-controlled entity in which the Group effectively holds 38% interest, was provisionally awarded a spectrum to operate Broadband Wireless Access services subject to the payment in cash of a spectrum utilisation fee of HK$518 million and the provision of a performance bond in the amount of HK$150 million to the OFTA.

140    |    Hutchison Telecommunications International Limited    2008 Annual Report

Notes to the Accounts

39.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at HK$7.7499 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

40.	Balance Sheet of the Company, Unconsolidated

	2007 HK$ millions	2008 HK$ millions
ASSETS
Current assets
Cash and cash equivalents	30	1,069
Other receivables and prepayments	5	10
Amounts due from subsidiaries (Note (b))	743	1,354
Loans to subsidiaries (Note (c))	19,073	18,352

Total current assets	19,851	20,785

Non-current assets
Investments in subsidiaries, at costs	3,400	3,400

Total assets	23,251	24,185

LIABILITIES
Current liabilities
Amounts due to subsidiaries (Note (b))	330	1,346
Amounts due to fellow subsidiaries (Note (d))	—	4
Accrued expenses and other payables	19	13

Total current liabilities	349	1,363

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital (Note 29(b))	1,195	1,204
Reserves (Note (e))	21,707	21,618

Total equity	22,902	22,822

Total equity and liabilities	23,251	24,185

Net current assets	19,502	19,422

Total assets less current liabilities	22,902	22,822

LUI Dennis Pok Man	Christopher John FOLL
Director	Director

Hutchison Telecommunications International Limited    2008 Annual Report    |    141

Notes to the Accounts

40.	Balance Sheet of the Company, Unconsolidated (continued)

(a)	The Company was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability.

(b)	Amounts due from/to subsidiaries are unsecured, interest free and repayable on demand.

(c)	As at 31 December 2008 and 2007, the loans to subsidiaries are unsecured, interest free and repayable on demand.

(d)	Amounts due to fellow subsidiaries are unsecured, interest free and repayable on demand.

(e)	Reserves

	Share premium HK$ millions	Accumulated losses HK$ millions	Fair value and other reserves HK$ millions	Total HK$ millions
As at 1 January 2007	21,341	(98)	89	21,332
Issuance of ordinary shares arising from exercise of employee share options (Note 30)	169	—	(78)	91
Profit for the year	—	32,327	—	32,327
Dividend paid	—	(32,234)	—	(32,234)
Employee share option scheme – value of services provided	—	—	191	191

As at 31 December 2007	21,510	(5)	202	21,707

As at 1 January 2008	21,510	(5)	202	21,707
Issuance of ordinary shares arising from exercise of employee share options (Note 30)	303	—	(248)	55
Profit for the year	—	33,488	—	33,488
Dividend paid	—	(33,700)	—	(33,700)
Employee share option scheme – value of services provided	—	—	68	68

As at 31 December 2008	21,813	(217)	22	21,618

(f)	During the year, the Company was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL, details of which are set out in Note 37(c)(ii).

142    |    Hutchison Telecommunications International Limited    2008 Annual Report

Principal Subsidiaries and Jointly-controlled Entities

Particulars of the principal subsidiaries and jointly-controlled entities as at 31 December 2008 are as follows:

Subsidiaries and jointly-controlled entities	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of equity interest attributable to the Group	Principal activities
# BFKT (Thailand) Limited (Note 1)	Thailand	THB	5,000,000	49%	Network leasing

# HCL Network Partnership	Hong Kong	HK$	10,000	100%	Telecommunications network equipment leasing and provision of ancillary services

# Hutchison CAT Wireless MultiMedia Limited (Note 1)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services

# Hutchison Global Communications Limited	Hong Kong	HK$	20	100%	Fixed-line communications

# Hutchison GlobalCentre Limited	Hong Kong	HK$	2	100%	Data centre facilities services

# Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	100%	Provision of internet services

# Hutchison Telecommunication Services Limited	Hong Kong	HK$	20	100%	Mobile telecommunications retail operations

# Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100%	Provision of management and treasury services

# Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	10,000,000	100%	Provision of information technology services

# Hutchison Telecommunications International (HK) Limited	Hong Kong	HK$	2	100%	Provision of management services

# Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services

# Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	76%	Mobile telecommunications services

# Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	76%	Mobile telecommunications services

# Partner Communications Company Ltd.	Israel	NIS	1,578,874	51%	Mobile telecommunications services

# PT. Hutchison CP Telecommunications	Indonesia	IDR	649,890,000,000	60%	Mobile telecommunications services

* PLDT Italy S.r.l (Note 2)	Italy	Euro	10,000	50%	Mobile telecommunications services

* Genius Brand Limited	Hong Kong	HK$	10,000	38%	Mobile telecommunications services

Notes:

1.	In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.
2.	PLDT Italy S.r.l (“PLDT”) is a contractual arrangement whereby the Group is one of the joint venture partners. Each of the two joint venturers will fund and manage PLDT on a 50:50 basis. The Group has no equity interest in PLDT but has the right to subscribe 50% of its equity interest at par value.
#	Principal subsidiaries
*	Jointly-controlled entities

Hutchison Telecommunications International Limited    2008 Annual Report    |    143

Five-year Financial Summary

	2004 HK$ millions	2005 HK$ millions	2006 HK$ millions	2007 HK$ millions	2008 HK$ millions	2008 US$ millions
RESULTS

Turnover
– Continuing operations	7,752	14,360	17,923	20,401	23,725	3,061
– Discontinued operations	7,093	9,996	15,455	6,989	—	—

	14,845	24,356	33,378	27,390	23,725	3,061

(Loss)/Profit attributable to equity holders of the Company
– Continuing operations	(525)	(2,076)	(1,191)	(3,147)	1,883	243
– Discontinued operations	495	1,308	1,392	70,031	—	—

	(30)	(768)	201	66,884	1,883	243

ASSETS, LIABILITIES AND EQUITY

Cash and cash equivalents	2,102	2,436	2,048	36,611	2,525	326
Restricted cash	10	1	—	—	—	—
Other current assets	4,211	10,706	10,549	5,242	5,583	720
Assets held for sale	—	—	—	—	174	22
Non-current assets	34,397	46,448	67,121	34,570	35,493	4,580

Total assets	40,720	59,591	79,718	76,423	43,775	5,648

Current borrowings	13,844	7,690	16,048	5,083	7,652	987
Other current liabilities	6,852	10,781	13,817	8,132	8,131	1,049
Non-current borrowings	3,582	19,002	23,369	5,937	3,348	432
Deferred tax liabilities	148	963	1,075	584	457	59
Other non-current liabilities	1,428	1,333	2,992	2,551	2,458	317

Total liabilities	25,854	39,769	57,301	22,287	22,046	2,844

Share capital	1,125	1,188	1,191	1,195	1,204	155
Reserves	12,705	14,982	15,468	50,089	17,909	2,311

Shareholders’ equity	13,830	16,170	16,659	51,284	19,113	2,466
Minority interest	1,036	3,652	5,758	2,852	2,616	338

Total equity	14,866	19,822	22,417	54,136	21,729	2,804

Total equity and liabilities	40,720	59,591	79,718	76,423	43,775	5,648

Note:	The Group adopted IFRS for the first time as the basis of preparing its consolidated accounts for the year ended 31 December 2007 with 1 January 2006 as the date of transition to IFRS. The transition from HKFRS to IFRS did not result in a change to the shareholders’ equity reported under HKFRS on 1 January 2006 and 31 December 2006. It also did not result in a change in the profit and loss account reported under HKFRS for the year ended 31 December 2006. The Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. Accordingly, figures for the years ended 31 December 2004 and 2005 are not restated to comply with IFRS.

144    |    Hutchison Telecommunications International Limited    2008 Annual Report

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited    2332

New York Stock Exchange, Inc.                       HTX

Public Float Capitalisation

As at 31 December 2008:

Approximately HK$3,237 million, representing 32.33% of the issued share capital of the Company.

Financial Calendar

2008 Final Results                                4 March 2009

US Record Date                                   25 March 2009

Closure of Registers of Members        23 April 2009 to

                                                               24 April 2009

2009 Annual General Meeting             27 April 2009

2009 Interim Results                            August 2009

Registered Office

Cricket Square, Hutchins Drive, P.O. Box 2681,

Grand Cayman KY1-1111, Cayman Islands

Telephone:    +1 345 945 3901

Facsimile:     +1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Telephone:    +852 2128 1188

Facsimile:     +852 2128 1778

Website

www.htil.com

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road,

Tsing Yi, Hong Kong

Telephone:    +852 2128 3222

Facsimile:     +852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fulcrum Group (Cayman) Limited

Butterfield House, 68 Fort Street, George Town,

Grand Cayman, Cayman Islands

Mailing address: P.O. Box 705, Grand Cayman KY1-1107,

                            Cayman Islands

Telephone:    +1 345 949 7055

Facsimile:     +1 345 949 7004

Hong Kong Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Telephone:    +852 2862 8628

Facsimile:      +852 2865 0990

ADS Depositary

Citibank Shareholder Services

P.O. Box 43077, Providence, Rhode Island 02940-3077, USA

Toll free for US only:    1 877 248 4237 CITI-ADR

From outside US:          +1 816 843 4281

Facsimile:                      +1 201 324 3284

Email:                            citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email:            htilir@htil.com.hk

Telephone:    +852 2128 3145

Cautionary Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Exhibit 1.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 27 April 2009 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2008;

2.	To re-elect directors of the Company and to authorise the board of directors of the Company to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors of the Company to fix its remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as ordinary resolution:

ORDINARY RESOLUTION

“THAT with effect from the conclusion of the meeting at which this resolution is passed, the proposed amendments to the 2004 Partner Share Option Plan (as defined in the circular to shareholders of the Company dated 25 March 2009 (the “Circular”)) of Partner Communications Company Ltd. (“Partner”, an indirect non wholly-owned subsidiary of the Company whose shares are listed on Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ) as described in the Circular and more particularly set out in the amended 2004 Partner Share Option Plan (a copy of which has been produced to the meeting and marked “A”) together with any changes to the terms of options granted arising therefrom, and conditionally on the approval of the same by shareholders of Partner and by shareholders of Hutchison Whampoa Limited (the ultimate holding company of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited), be and they are hereby approved, subject to such modifications of the relevant amendments to the 2004 Partner Share Option Plan as the Directors of the Company may consider necessary, taking into account the requirements of the relevant regulatory authorities, including without limitation, The Stock Exchange of Hong Kong Limited, and that the Directors of the Company be and they are hereby authorised to do all such acts and things as may be necessary to carry out such amendments and (if any) modifications into effect.”

The register of members of the Company will be closed on Thursday, 23 April 2009 and Friday, 24 April 2009, both days inclusive.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 25 March 2009

Notes:

1.	In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 22 April 2009.

2.	Only members are entitled to attend and vote at the meeting.

3.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

4.	At the meeting, the chairman of the meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding, inter alia, the proposed re-election of directors, general mandates to issue and repurchase shares of the Company and the proposed amendments to the 2004 Partner Share Option Plan, is being sent to the shareholders of the Company together with the Company’s 2008 Annual Report, both of which are also available online at the Company’s website www.htil.com.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)